SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of May 2006
Enel Società per Azioni
Viale Regina Margherita 137
00198, Rome
Italy
          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                     Form 40-F ☐
          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                                          No ☑
          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Certain of the information included in this Report is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially. The Company’s core business includes the generation, distribution and sale of electricity and the distribution and sale of gas. The Company also has investments in the telecommunications sector and certain other activities. The Company’s outlook is predominately based on its interpretation of what it considers to be the key economic factors affecting its businesses. Forward-looking statements with regard to the Company’s businesses involve a number of important factors that are subject to change, including: the many interrelated factors that affect customers’ demand, including general economic conditions, industry trends, and increased competition in each of the Company’s markets; the Company’s ability to implement successfully its cost reduction program; the Company’s ability to implement its strategy to focus on its core energy business; future capital expenditure and investments; legislation, particularly that relating to the regulation of the markets for electricity and other public utility services, tariff regimes, the environment, trade and commerce and infrastructure development; the actions of competitors in various industries in which the Company competes; production difficulties, including capacity and supply constraints; labor relations; interest rates and currency exchange rates; political and civil unrest; and other risks and uncertainties.

The information included in this Report has been given to Commissione Nazionale per le Società e la Borsa (CONSOB), the Italian public authority regulating Italian capital markets, and/or to Borsa Italiana S.p.A., the company owning and managing the Mercato Telematico Azionario, the Italian automated screen-based trading system on which the ordinary shares of Enel Società per Azioni are listed, or is otherwise furnished pursuant to General Instruction B to the General Instructions to Form 6-K.
     Table of contents:

-	Annual Report 2005.

ANNUAL REPORT 2005
The Consolidated Financial Statements of the Enel Group included in this Annual Report have been prepared in accordance with international accounting standards, which differ in certain respects from accounting principles generally accepted in the United States (“US GAAP”). The independent auditors of Enel SpA, KPMG SpA, have not yet issued an audit opinion on these Financial Statements. Such Statements do not include any reconciliation to US GAAP. The audited Consolidated Financial Statements to be included in a subsequent version of our Annual Report, which we expect to issue in May 2006, will include an audit opinion issued by KPMG SpA. The Annual Report on Form 20-F, which we expect to issue no later than June 30, 2006, will include a reconciliation of Enel’s consolidated net income and shareholders’ equity, as determined under international accounting standards, with that under US GAAP, together with the accompanying explanatory notes.

Attachments

Reconciliation of shareholders’ equity and net income of Enel SpA and the corresponding consolidated figures	208

Subsidiaries, associates and other significant equity investments of the Enel Group at December 31, 2005	209

Glossary	223

Report on operations

The Enel structure

Corporate
Enel SpA
Domestic Generation
and Energy Management	Domestic Infrastructure
Division	and Networks Division	Domestic Sales Division
> Enel Produzione (1)	> Enel Distribuzione	> Enel Distribuzione

> Enel Trade	> Enel Rete Gas	> Enel Gas

	> Enel Sole	> Enel Energia

	> Deval	> Enel.si

> Deval

Services and
International Division		Other Activities

> Viesgo Generación	> Viesgo Energía	> Enel Servizi (formerly Enel Ape) (2)

> Enel Unión Fenosa Renovables	> Electrica Banat	> Sfera

> Maritza	> Electrica Dobrogea	> Dalmazia Trieste

> Enel North America	> Electra de Viesgo Distribución	> Enelpower

> Enel Latin America	> Enel Servicii	> Enel.NewHydro

	> Enel Viesgo Servicios	> Enel.Factor

> Enel.Re

(1)	From January 1, 2005 Enel Green Power, Enel Logistica Combustibili and Conphoebus were merged into Enel Produzione.

(2)	From January 1, 2005 Enel.it and Enel Facility Management were merged into Enel Servizi (formerly Enel Ape).

Corporate boards

Board of Directors	Board of Auditors
Chairman	Chairman
Piero Gnudi	Eugenio Pinto

Chief Executive Officer and General Manager	Auditors
Fulvio Conti	Carlo Conte
Franco Fontana
Directors
Giulio Ballio	Alternate auditors
Augusto Fantozzi	Giancarlo Giordano
Alessandro Luciano	Paolo Sbordoni
Fernando Napolitano
Francesco Taranto	Independent auditors
Gianfranco Tosi	KPMG SpA
Francesco Valsecchi

Secretary
Claudio Sartorelli
Powers
Board of Directors
The Board is vested by the bylaws with the broadest powers for the ordinary and extraordinary management of the Company, and specifically has the power to carry out all the actions it deems advisable to implement and attain the corporate purpose.
Chairman of the Board of Directors
The Chairman is vested by the bylaws with the powers to represent the Company legally and to sign on its behalf, presides over Shareholders’ Meetings, convenes and presides over the Board of Directors, and ascertains that the Board’s resolutions are carried out. Pursuant to a Board resolution of November 30, 2005, the Chairman has been vested with a number of additional non-executive powers.
Chief Executive Officer
The Chief Executive Officer is also vested by the bylaws with the powers to represent the Company legally and to sign on its behalf, and in addition is vested by a Board resolution of November 30, 2005 with all powers for managing the Company, with the exception of those that are otherwise assigned by law or the bylaws or that the aforesaid resolution reserves for the Board of Directors.

Letter to shareholders and stakeholders
Dear Enel stakeholder,
Last year was an extraordinary one for our company. We completed the disposal of Wind, Terna and other minor operations, in line with our strategy of focusing Enel on electricity and gas. We also continued our drive for international growth, consolidating our positions in European markets. At the same time, we achieved and exceeded all of the operating targets we had set ourselves.
In 2005, EBIDTA rose by 10.6% on the previous year (net of the reimbursement of stranded costs in 2004), while consolidated net income jumped by 48%. Thanks to these results, we are able to propose to the Shareholders’ Meeting a dividend of €0.44, all from income on ordinary operations, an increase of 22% on the previous year. Together with the interim dividend of €0.19 paid in November, which was paid out of the gain on the disposal of our remaining stake in Terna, shareholders who participated in the “Enel 4” public offering earned a yield of about 9% on the offering price.
The market’s confidence in our strategy in the last few years was confirmed by the success of the “Enel 4” operation involving the placement of 9.4% of our stock, which was completed by the Ministry for the Economy and Finance last July.
Having concluded the refocusing of operations on our electricity and gas business, we now turn to continuing the pursuit of our goals of boosting efficiency and expanding in Italy and abroad, with the aim of making Enel a leading player in the European energy market.
We have the human, technical and financial resources to achieve this objective. From the organizational standpoint, we have implemented a new operational structure, with the creation of three divisions (Generation and Energy Management, Infrastructure and Networks, and Sales) focused on the Italian market and a new International Division devoted to managing and developing our foreign operations. With the daily efforts and contribution of ideas and projects provided by the thousands of Enel employees, we intend to be the most efficient producer and distributor of electricity and gas in Italy, consolidating a model of excellence to be exported to the other countries in which we operate. We have also achieved excellence in corporate social responsibility, where the adoption of best international practice in transparency and corporate governance and our environmental policies has been rewarded with our admission to the world’s most selective ethical indices, such as the FTSE4Good and the Dow Jones Sustainability Index.

Generation and Energy Management Division
In 2005 Enel produced 112 TWh of power in Italy (down 11% on 2004). The decline was attributable to less favorable water conditions compared with the previous year and an increase in imports and the output of other generators, which covered the greater power demand in the Italian network.
The fuel mix in 2005 saw a further reduction in traditional fuel-oil and gas generation, while the percentage share of coal and combined-cycle gas turbine generation rose. Our objectives for the future are to maintain our leadership in generation costs and achieve excellence in plant operation. We are continuing our investment plan, which involves the transformation of a number of old fuel-oil fired plants into new and more efficient facilities using combined-cycle gas technology (10 plants have already entered service and another two are under construction) and new technologies for coal-fired generation, with one project now under way at Civitavecchia and another awaiting approval at Porto Tolle. This effort is supplemented by our investment in renewable energy resources, especially new geothermal and wind facilities and the upgrading of our hydro plants. In 2005 a total of 112 MW of additional power entered service, while about €1.3 billion in new investment in development and maintenance is envisaged over the duration of the plan. Enel’s objective is to produce at least 30% of our energy using renewable resources. Thanks to this program, which will give us a more balanced fuel mix and more efficient power plants, we will be able to achieve two priority objectives: lowering the cost of energy generated in Italy while at the same time reducing the specific emissions of our facilities.
On the efficiency front, we are continuing our programs to improve plant operations. The projects under way envisage the active involvement and mobilization of all our resources, taking a total quality approach and focusing on operating efficiency and safety. We expect to achieve further reductions in operation and maintenance costs (which have declined by 24% in the last three years, with a target reduction of 4% for 2007), to increase the availability and operational flexibility of plants, to optimize the sales portfolio and to minimize fuel supply costs.
Infrastructure and Networks Division
As regards the distribution of electricity and gas, in 2005 we achieved significant results despite the reduction in rates introduced with the new regulatory cycle, which came into effect in 2004 and will remain in force until 2007. In addition to ongoing improvements in the quality of electricity distribution, which were recognized and rewarded by the Authority for Electricity and Gas (a reduction in supply interruptions of about 50% since 2001), the Infrastructure and Networks Division developed and implemented efficiency programs that have been translated into improved profitability. The project to replace old meters with the new digital meter is nearing completion. It will conclude in the next year with more than 30 million meters installed. With this investment, one of the largest undertaken in Italy in recent years and the most ambitious project of its kind in the world, we will make substantial savings in customer management. More generally, the program to reduce cash costs per customer (which measures network operating costs and investment per customer) is about a year ahead of schedule. This enabled us to achieve annual savings in 2005 of about €1 billion with respect to spending in 2002, and we still have room for further reductions on the cost side and have set significant improvement objectives. We are also expecting major operational improvements in the gas network thanks to its growing integration with electricity networks.
Sales Division
The Sales Division initiated major, innovative sales initiatives benefiting our customers, thus preparing for the full opening of the market scheduled for 2007. As regards our industrial customers, I would like to note the success of our “sure price” initiative, a new offer for large customers that enables them to “sterilize” energy costs from fluctuations in fuel prices. Last year also saw the launch of a combined electricity and gas offer for eligible customers in a number of pilot cities, which we plan to expand further in the coming months. The ability to read meters in real time thanks to digital metering technology has made it possible for us to offer customized rate plans, allowing customers who consume most of their electricity in specific periods during the day or week to achieve considerable savings. Finally, we devoted a specific promotional campaign to addressing energy conservation, which is the best contribution that we can make to the overall efficiency of the system.
We want to participate actively in fostering the opening of the electricity market, with the aim of attaining a market share of 30% and serving 12 million free customers by 2010. In the gas market, in 2005 we consolidated our position as the second largest gas distributor in Italy, with more than 2.1 million customers served.
International Division
Last year Enel expanded its international position even further, reaching about 3,800 MW of installed capacity, exceeding 13,000 GWh of power generated and serving 2 million customers. In particular, 2005 saw significant developments in Central and Eastern Europe with the acquisition of two distribution networks in Romania and the upcoming acquisition of 66% of Slovenské Elektrárne, the leading Slovakian electricity generator. Close attention is also being devoted to opportunities in the Russian market: in addition to operating a combined-cycle plant in St. Petersburg, Enel signed an agreement to take a stake in RusEnergoSbyt, one of the top electricity traders in the country. Enel is also consolidating its presence in Spain, where Enel Viesgo has launched an investment program totaling more than €1.3 billion to upgrade its generation facilities, and in France, where an agreement with EDF will give us equivalent capacity of up to 1,200 MW and the opportunity to develop an investment in the new EPR reactor together with EDF.
Renewables are also a priority objective in Enel’s growth abroad. With installed capacity of more than 1,600 MW, in addition to the more than 15,000 MW of power produced with renewable resources in Italy, Enel remains one of the world’s leading operators in the sector, and new initiatives are planned for North Central and South America as well as Slovakia and Spain.
Outlook
The results achieved in 2005 show increased profitability with respect to 2004, thanks in part to the contribution of our international activities.
The efficiency programs and the cost containment initiatives launched in our various business segments and our international growth will continue to have a positive impact in 2006. Profits for the coming year are expected to rise, as is Enel’s investment in Italy and abroad.

The Chief Executive Officer
Fulvio Conti

Summary of results
Highlights

	2005	2004

Income data (millions of euro)
Revenues	34,059	31,011
Gross operating margin	7,745	8,071
Operating income	5,538	5,870
Income before minority interests	4,132	2,747
Group net income	3,895	2,631

Financial data (millions of euro)
Net capital employed	31,728	43,580
Net financial debt	12,312	24,514
Shareholders’ equity (including minority interests)	19,416	19,066
Cash flow from operations	5,693	4,835
Capital expenditure on tangible and intangible assets	3,257	3,834

Per share data (euro)
Group net income per share	0.63	0.43
Group shareholders’ equity per share in circulation at period-end	3.10	2.94

Operating data
Domestic electricity sales on the free and regulated market (TWh) (1)	148.2	157.8
Electricity transported on the domestic distribution network (TWh) (1)	251.0	250.7
Gas sales (billions of cubic meters)	6.7	6.9
- of which to end-users (billions of cubic meters)	5.1	5.2
Net electricity generated by Enel in Italy (TWh)	112.1	125.9
Employees at period-end (no.)	51,778	61,898
Shares in circulation at period-end (no.)	6,157,071,646	6,103,521,864

Market indicators
Average Brent oil price ($/b)	54.4	38.2
Average price of low-sulfur fuel oil ($/t) (2)	272.9	182.1
Average price of coal ($/t fob) (3)	46.4	50.0
Average dollar/euro exchange rate	1.244	1.244
Six-month Euribor rate (average for the year)	2.24%	2.15%

(1)	Excluding sales to resellers.

(2)	Platt’s CIF Med index.

(3)	Coal Week International Index for the mix considered by the Authority for Electricity and Gas.

Summary of results for 2005
Revenues for 2005 amounted to €34,059 million, up 9.8% on 2004. The increase is attributable in part to electricity sales to the Single Buyer rather than to the Group distribution companies, as was the case until March 31, 2004, and in part to the revenues generated abroad through international power trading and the generation and distribution operations of our foreign subsidiaries.
The gross operating margin came to €7,745 million (€8,071 million in 2004). Excluding the impact of the reimbursement of stranded costs in 2004, equal to €1,068 million, the gross operating margin rose by €742 million (up 10.6%) thanks to the strong performance of all business segments.
Group net income, including discontinued operations and the capital gains booked on their disposal (€1,153 million in 2005) and net of minority interests, amounted to €3,895 million, compared with €2,631 million in 2004.
Net capital employed in 2005 totaled €31,728 million and is funded by Group and minority equity of €19,416 million and net financial debt of €12,312 million.
Net financial debt decreased by €12,202 million with respect to December 31, 2004, essentially as a result of the disposal of 62.75% of Wind and 43.85% of Terna, with the deconsolidation of the related debt. At December 31, 2005 the ratio of debt to equity came to 0.63, compared with 1.29 at the end of 2004.

Results by Division

			Gross operating
Millions of euro	Revenues		margin		Operating income
	2005	2004	2005	2004	2005	2004

Generation and Energy Management	14,215	13,028	3,704	3,780	2,565	2,531
Networks, Infrastructure and Sales	20,422	19,254	3,737	3,530	2,778	2,693
Services and Other Activities	1,660	1,794	249	214	154	106
Parent Company	1,103	1,649	67	652	53	647
Eliminations and adjustments	(3,341)	(4,714)	(12)	(105)	(12)	(107)

Total — continuing operations	34,059	31,011	7,745	8,071	5,538	5,870

			Net capital
Millions of euro	Capital expenditure		employed		Employees (no.)
	2005	2004	2005	2004	2005	2004

Generation and Energy Management	1,027	857	14,700	14,931	9,904	10,828
Networks, Infrastructure and Sales	1,692	1,711	13,421	12,334	35,783	35,537
Services and Other Activities	99	112	639	885	5,522	3,826
Parent Company	11	10	—	—	569	590
Discontinued operations	428	1,144	—	15,164	—	11,117
Eliminations and adjustments	—	—	2,968	266	—	—

Total — Group	3,257	3,834	31,728	43,580	51,778	61,898

Significant events in 2005
Sale of stake in Wind
On August 11, 2005 Enel and Weather Investments Srl, a company controlled by the businessman Naguib Sawiris, completed the formalities envisaged for the first phase of the sale of a controlling stake in Wind Telecomunicazioni SpA to Weather, as provided for in the agreements reached on May 26, 2005 and following approval by the competent authorities. Specifically, Enel sold a 62.75% stake in Wind to a subsidiary of Weather for €2,986 million in cash.
Sawiris had previously sold to another subsidiary of Weather a stake of 50% plus one share in Orascom Telecom Holding SAE, one of the leading telephone operators in the Middle East, Africa and Asia, whose shares are listed on the Cairo and Alexandria Stock Exchange and traded as General Depositary Receipts (GDR) on the London Stock Exchange.
On August 11, 2005, Enel also subscribed a capital increase by Weather, acquiring a 5.2% stake for €305 million.
On February 8, 2006, Enel and Weather completed the second and final phase of the sale of Wind following the exercise of the call option provided for in the agreements by Weather on January 16, 2006.
Specifically, Enel sold a holding of 6.28% of Wind to a subsidiary of Weather for €328 million in cash.
Enel also transferred to Weather its remaining 30.97% stake in Wind — valued at about €1,655 million on the basis of an independent appraisal submitted by Enel as required by law — in exchange for shares representing 20.9% of Weather. The transfer gave Enel a total holding of 26.1% in Weather. Enel’s investment in Weather is governed by lock-up agreements with a view to seeking a stock market listing for Weather subject to favorable market conditions.
Following the two phases of the Wind disposal, Weather directly and indirectly holds the entire capital of Wind, as well as a stake of 50% plus one share in Orascom Telecom Holding SAE, and the Enel Group will have received from Weather €3,009 million net in cash and a holding of 26.1% of Weather with a value of about €1,960 million (equal to the sum of (i) €305 million paid by Enel for 5.2% of Weather in the first phase of the operation and (ii) about €1,655 million as the appraised value of the 30.97% of Wind transferred on February 8, 2006).

Sale of stake in Terna
In line with the statutory requirement to reduce Enel’s holding in Terna below 20% by July 1, 2007, Enel SpA, after having placed 50% of the company in 2004, finalized a further two disposals amounting to 43.85% of Terna’s capital.
On March 31, 2005, at the end of an accelerated bookbuilding procedure for Italian and foreign institutional investors, Enel sold 13.86% of Terna for €568 million. The transaction was settled with the delivery of the securities and payment of the price on April 5, 2005.
On May 24, 2005, Enel agreed to sell a 29.99% stake in Terna to Cassa Depositi e Prestiti SpA.
On September 15, 2005, following receipt of authorization from the Competition Authority, Enel SpA closed the sale of 29.99% of Terna to Cassa Depositi e Prestiti, thereby reducing its holding in the company to 6.14%. The price of the stake, calculated as the weighted average of official prices of Terna stock in the period preceding the sale, was €1,315 million.
Following the exercise in January 2006 of bonus share rights by the participants in the Terna public offering in June 2004, Enel’s holding in Terna decreased to 5.12%.
Acquisition of Slovenské Elektrárne
On February 17, 2005 Enel agreed to acquire 66% of Slovenské Elektrárne (SE), the largest electricity generator in Slovakia and the second largest in Central and Eastern Europe. SE has a generation capacity of about 7,000 MW (83% of Slovakia’s installed capacity), well balanced between thermal, hydro and nuclear power, with very competitive generation costs. The price for the holding is €840 million, on which Enel has made a deposit of €168 million. The operation is expected to be completed by the end of the first half of 2006.
€1 billion bond issue
The €1 billion public offer of Enel bonds reserved to Italian investors closed early on March 8, 2005. The issue is part of Enel’s debt refinancing program and consists of two bonds, both with a 7-year maturity, of which €600 million issued at an annual fixed rate of 3.625%, and €400 million at a floating rate equal to six-month Euribor plus a spread of 10 basis points. Both are repayable in full on March 14, 2012.
Agreement to develop geothermal in Chile
In April 2005, as part of its international growth strategy, Enel reached agreement with Chile’s Empresa Nacional del Petrolio, one of the largest energy companies in Latin America and the leader in Chile, on a plan to develop geothermal exploration projects with a view to generating electricity in the center and south of the country. The joint venture will explore the geothermal resources in the Calabozo and Chillan concessions, with a goal of developing up to 300 MW of new geothermal capacity over the next seven years.
Acquisition of Electrica Banat and Electrica Dobrogea
On April 28, 2005 Enel signed an agreement for the acquisition of a 24.62% stake in Romanian electricity distribution companies Electrica Banat and Electrica Dobrogea for €51 million (including price adjustment). The total value of the transaction, equal to €131 million, included the simultaneous subscription of a capital increase, bringing Enel’s share in the two companies to 51%.
The two companies have about 3,600 employees and serve about 1,400,000 customers, representing about 20% of Romania’s market for the distribution and sale of electricity.
Disposal of Enel.Hydro
On May 10, 2005, Enel concluded the sale to Compagnie Générale des Eaux SA, a water industry holding company of the Veolia Environment Group, of a 100% stake in Enel.Hydro, which holds Enel’s interests in the water sector in the Calabria region and in the Latina province, in addition to a 20% stake in Idrosicilia. The price for the sale amounted to about €36 million.
Appointment of new Board of Directors
On May 26, 2005, the Enel Shareholders’ Meeting appointed the new Board of Directors, whose term will expire with the approval of the 2007 financial statements. The Board of Directors is formed by Piero Gnudi, confirmed as Chairman, Fulvio Conti, appointed Chief Executive Officer and General Manager, Giulio Ballio, Augusto Fantozzi, Alessandro Luciano, Fernando Napolitano, Francesco Taranto, Gianfranco Tosi and Francesco Valsecchi. The Shareholders’ Meeting also appointed Eugenio Pinto as Chairman of the Board of Auditors following the resignation of Angelo Provasoli and renewed the auditing engagement of KPMG SpA for the 2005-2007 period.
Cooperation agreement between Enel and EDF
On May 30, 2005, Enel and EDF signed a Memorandum of Understanding for the joint development of new generation EPR (European Pressurized Reactor) nuclear power plants. Under the program, Enel and EDF will cooperate in the construction, implementation and operation of an EPR nuclear program in France, expected to become operational by 2012.

Enel will have a 12.5% share in the generation capacity of nuclear plants developed. The agreement provides also for the early access by Enel, starting in January 2006, to nuclear power capacity available in France. The obligations of the parties under the agreement are still being negotiated.
Sale of a 50% stake in Brindisi LNG
On June 21, 2005, Enel Trade sold to BG Group its 50% stake in Brindisi LNG, a company created for the purpose of building and managing a liquefied natural gas regasification terminal located at the port of Brindisi.
The agreement provides for the payment to Enel Trade of costs incurred in the project, amounting to about €44 million. At the date of the closing, BG Group paid Enel Trade about €17 million, with payment of the remainder expected to take place by June 30, 2006, subject to conditions linked to the continuation of the project by BG Group.
Sale of electricity distribution and sale activities
On June 27, 2005, Enel Distribuzione and SET (a company controlled by the Autonomous Province of Trento) signed the final agreement for the sale of Enel’s distribution network in the Province of Trento to SET. The electricity distribution business of the Trento province, comprising about 6,700 km of distribution lines, 3,000 substations and 259 employees, serving about 255,000 customers, was sold on July 1, 2005 for €169 million.
Fourth placement of Enel shares
The fourth placement of Enel shares was concluded on July 7. A total of 500 million shares were allocated to the public and institutional investors, in addition to the full exercise of the greenshoe option, which accounted for the placement of a further 75 million shares. The price of the shares to institutional investors was set at €7.18 per share, while the price for the general public was equal to €7.07 per share, generating net proceeds for the Ministry for the Economy and Finance of about €4 billion.
Distribution of an interim dividend in respect of 2005 profits
On September 29, 2005, the Board of Directors of Enel SpA, implementing their decision of September 8, 2005, set the interim dividend from 2005 net income at €0.19 per share. The interim dividend was distributed starting November 24, 2005.

Acquisition of Metanodotti Padani, Metanodotti Trentini and Easygas
On October 3, 2005 Enel acquired the gas distributors and sellers Metanodotti Padani, Metanodotti Trentini and Easygas, which operate in the provinces of Rovigo, Padua, Trento, Mantua, Ferrara and Modena, for a total of €23 million.
New organizational structure of the Enel Group
In implementation of the decision of the Board of Directors, in November 2005 Enel launched its new organizational structure, which envisages the creation of an International Division that will include all the Group’s resources devoted to generation and distribution activities abroad, which had previously been divided among other divisions. It also confirmed the rest of the new divisional structure, which will include the Domestic Sales Division, the Domestic Infrastructure and Networks Division and the Domestic Generation and Energy Management Division. The International Division’s mission is to support Enel’s international growth strategy, which will require a strengthening of skills in research, analysis and identification of opportunities for acquisitions as well as in managing and integrating foreign operations in the electricity and gas markets.
The Domestic Sales Division will operate in the end-user market for electrical power and gas in Italy, developing an integrated package of products and services for the various customer segments and ensuring that commercial services meet quality standards.
The mission of the Domestic Infrastructure and Networks Division is to distribute electricity and gas in Italy, optimizing the management of Enel’s networks and ensuring the efficient operation of measurement systems (remote management) and compliance with technical service quality standards. The Domestic Generation and Energy Management Division is responsible for generating power at competitive costs while safeguarding the environment.
Renewal of the Medium Term Notes and Commercial Paper programs
In November 2005, Enel renewed its Medium Term Notes Program, keeping its size unchanged at €10 billion. Enel also renewed its Commercial Paper Program, which was increased from €2.5 billion to €4 billion.
Disposal of equity investment in Leasys
After receiving authorization from the competition authorities, on November 30, 2005 Enel sold 49% of Leasys SpA to Fiat for €33.5 million.

Acquisition of Simeo and the E.On Vendita business unit
In December 2005, Enel and the German Thüga Group reached agreement on Enel’s acquisition of Simeo, which operates in the natural gas distribution sector, and the E.On Vendita business unit, which is active in the sale of natural gas in Sicily in the municipalities served by Simeo. The agreement, which is subject to approval by the Competition Authority, involves about 24,000 customers in the provinces of Agrigento, Catania, Enna and Palermo. The price for the sale has been set at €37 million.

Regulatory and rate developments
The Power Exchange
From January 1, 2005, participants in the Power Exchange started direct bidding for electricity, thus completing the reform of the domestic electricity market. To enable the start of active demand, the Authority for Electricity and Gas (the Authority) had previously published (Resolution 237/04) new rules for dispatching, providing for a transition period (January-March 2005, subsequently extended to June 2005) in which imbalances were settled in part. With Resolution 254/04, the Authority adapted the mechanism for the mitigation of market power for 2005. The new mechanism provides for the ongoing monitoring of offers formulated by operators through cross checks performed on a number of indicators enabling the detection of anomalous conduct. Whenever the limits set for the indicators are exceeded, the operator responsible for the anomalies is required to make a binding fixed bid for its entire offer both on the day-ahead market and the ancillary services market valid for thirty days subsequent to the occurrence. For the offer, the operator receives remuneration calculated on the basis of a pay-as-bid method and not on the system marginal price. Enel appealed the resolution to the Lombardy Regional Administrative Court, obtaining its suspension and subsequent voidance. The mitigation mechanism therefore did not enter into force and a subsequent resolution of the Authority (no. 50/05) reinstated benchmarks for the monitoring of the electricity market, eliminating the sanctions introduced with its previous resolution. The Authority subsequently appealed the ruling of the Regional Administrative Court to the Council of State, which ruled on the merit of Resolution 254/04 on January 17, 2006, confirming the voidance ordered by the lower court.
Capacity payment
At the end of December 2004, the Authority started the process for the adoption of a final regulation on the capacity payment and subsequently, on March 18, 2005, it published a document proposing a new mechanism to operators for the remuneration of generation capacity. While awaiting the adoption of a final regulation on the matter, Resolution 140/05 extended the transitional method applicable in 2004 for the whole of 2005, though introducing minor changes. The ISO had previously published a list of critical days in 2005 for the coverage of peak demand, in addition to a list of power plants admitted to the system for the remuneration of reserve generation capacity, all necessary elements for the functioning of the capacity payment mechanism. Amounts due for 2005 were therefore determined using the transitional method, pending adoption of the final measures.

General costs of the electricity system
With a joint decree dated August 6, 2004, the Ministry for Productive Activities and the Ministry for the Economy and Finance set the amount of electricity generation costs that cannot be recovered through tariffs and the extra costs incurred due to the forced relocation abroad of unloading and regasification activities for natural gas imported from Nigeria (stranded costs and Nigerian gas costs). On December 1, 2004, the European Commission approved the Decree, making it effective.
On June 22, 2005, the Ministry for Productive Activities and the Ministry for the Economy and Finance issued a joint decree that sets the terms for the reimbursement of stranded costs. The decree spread payments over a period ending in 2009 and provided for the payment of €300 million by July 2005, in addition to subsequent quarterly payments (up to a maximum of €80 million each) between September 30, 2005 and June 2006. With a future resolution, the Authority will set the terms for payments subsequent to June 30, 2006. All payments will be made to operators on a proportional basis, while payments made after January 2006 will bear interest. At December 31, 2005, Enel had received about €361 million.
Long-term electricity import contracts
Enel has two contracts for the long-term import of electricity from France and Switzerland. The power covered by these contracts was sold to the Single Buyer at a price set by the Ministry for Productive Activities and used to supply the regulated market.
In December 2005, Italian and French authorities adopted a number of measures regarding the management of long-term import contracts. They regard:
▪	the modification of the procedures for setting the price of electricity sold by Enel to the Single Buyer;
▪	the procedure for allocating interconnection capacity to enable performance of the long-term contracts.
As regards the first point, the sale price was equal to the wholesale price, which was equal to a fixed component broken down by time band and a component equal to the cost of fuel (Ct) prevailing in the quarter from October to December 2003, updated to take account of changes in fuel prices on the basis of criteria established by the Authority for Electricity and Gas. With a decree dated December 13, 2005, the Ministry for Productive Activities, responding to requests from the Authority and the Single Buyer, modified the criteria for setting the sale price, replacing the value of the PGt component with a maximum price of €66/MWh. The Authority may also reduce that amount in the event of reductions in fuel costs with respect to the scenarios envisaged at the time the price ceiling was established.

As regards interconnection capacity allocation, with its decision of December 1, 2005 the French regulator (CRE) decided that it would not reserve any capacity for the performance of the long-term contract, thereby modifying previous practice, which had envisaged the allocation of 50% of the interconnection capacity required to perform long-term contracts to the Italian ISO and 50% to foreign ISOs. Enel has appealed the decision to the French Administrative Court. Pending a decision on the appeal, Enel is selling part of the electricity under the contract abroad.
Emissions trading and related regulations
In the field of the reduction of greenhouse gas emissions, Directive 2003/87/EC (as amended by Directive 2004/101/EC) introduced the Emission Trading Scheme (ETS) with effect from January 1, 2005. The Directive requires Member States from January 1, 2005 to ensure that all generation plants falling within the scope of the Directive do not emit greenhouse gases without a specific authorization issued by the competent national authority.
The provisions of Directive 2003/87/EC were transposed into Italian law with the 2004 Community Law (“Measures for compliance with obligations deriving from Italian membership of the European Communities”), ratified with Law 62 of April 18, 2005. The law requires the Government to issue the decrees for its implementation within 18 months of its coming into force.
Legislative Decree 273 of November 12, 2004, ratified with Law 316 of December 30, 2004, contained urgent measures for the implementation of the above directives with a view to activating the procedures necessary for authorizing plants to emit greenhouse gases and to acquiring the information needed for the issuing of emissions allowances. The authorizations were subsequently issued with specific decrees.
In addition, on December 22, 2005, the European Commission published a Communication entitled “Further guidance on allocation plans for the 2008 to 2012 trading period of the EU Emission Trading Scheme” (COM(2005)703), which sets out guidelines for the national allocation plans for 2008-2012 that must be submitted to the Commission by June 30, 2006.
On February 23, 2006 the Ministry for the Environment issued decree DEC/RAS/074/2006 regarding the allocation and issue of CO2 allowances for 2005-2007 pursuant to the provisions of Directive 2003/87/EC.
In addition to allocating emissions allowances, the decree also defined a number of other issues associated with the transposition of Directive 2003/87/EC. In particular, it established the national registry of emissions and emissions allowances and regulated the transfer, return and cancellation of allowances.

The legislative framework for the transposition of Directive 2003/87/EC is still not complete, however. The issue of the legislative decree implementing the enabling authority is still pending. A draft of the decree was approved by the Council of Ministers and is now completing its passage through Parliament.
Until the EU directives are fully transposed into Italian law, the Ministry for the Environment acts as the “Competent National Authority”.
Temporary measures concerning the reduction of gas consumption
In early 2006 gas supplies to Italy came under severe strains, making protracted recourse to national reserves necessary and causing concern about the security of gas supplies. The situation was caused by an increase in demand in Italy and reductions in the flow of imported gas.
On January 25, 2006 the Council of Ministers issued a decree containing urgent measures to ensure natural gas supplies. The measures envisaged in the decree included a number of changes to operating conditions at thermal power plants in order to contain the consumption of gas for electricity generation. Specifically, these included:
▪	the authorization for the restart, until March 31, 2006, of oil-fired plants with a power capacity of more than 300 MW that are currently not in service owing to the restrictions contained in the related ministerial authorizations. The measures enable third-party generation plants with a capacity of about 2,000 MW to re-enter service;
▪	the possibility to suspend, until March 31, 2006, emissions restrictions on oil-fired plants. This suspension permits the operation of low-sulfur fuel oil and multifuel plants and regards the Enel power plants at Montalto di Castro, Piombino, Rossano Calabro, Termini Imerese, Cavriglia and Livorno. The operational procedures for implementing the measures were specified in decrees issued by the Ministries for Productive Activities, the Environment and Health.
The Authority will subsequently issue measures establishing procedures for recovering any increased costs incurred by generators.

Enel and the financial markets

	2005		2004

Gross operating margin per share (euro)	1.26		1.32
Operating income per share (euro)	0.90		0.96
Group net earnings per share (euro)	0.63		0.43
Dividend per share (euro)	0.63	(1)	0.69
Pay-out ratio (2) (%)	100		161
Group shareholders’ equity per share (euro)	3.10		2.94
Share price - 12-month high (euro)	7.48		7.25
Share price - 12-month low (euro)	6.32		5.21
Average share price in December (euro)	6.75		7.07
Market capitalization (3) (millions of euro)	41,543		43,155
No. of shares outstanding at December 31 (millions)	6.157		6.104

(1)	Dividend proposed by the Board of Directors on March 22, 2006 equal to €0.44 per share as the balance on the 2005 dividend (in addition to the €0.19 paid as an interim dividend in November 2005).

(2)	Calculated on Group net income.

(3)	Calculated on average share price in December.

	Current (1)	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2003

Enel stock weighting in:
- MIB30 Index	8.65%	8.75%	10.46%	8.58%
- FT-SE E300 Electricity Index	20.37%	23.22%	28.12%	15.75%

Rating	Current (1)		Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2003

Standard & Poor’s	Outlook	Negative	Stable	Stable	Negative
	Medium/long-term	A+	A+	A+	A+
	Short term	A-1	A-1	A-1	A-1

Moody’s	Outlook	Stable	Stable	Stable	Negative
	Medium/long-term	Aa3	Aa3	A1	A1
	Short term	P-1	P-1	P-1	P-1

(1)	At February 28, 2006.
Last year was marked by the broadly positive performance of stock markets, continuing the rising trend that began in 2004, notably in the euro area. Especially strong gains were posted in the United Kingdom (FSTE-100:+19%), France (CAC-40:+22%) and Germany (DAX:+26%).
In Italy, stock market yields were in line with those registered in 2004, with the SPMIB Index gaining more than 14%.

In the final part of the year, rising interest rates and, in Italy, political and regulatory uncertainty had an adverse impact on the utilities sector. Against this background, Enel stock slipped to a 12-month low at €6.32. At the end of the year, the share price stood at €6.63, down 4.8% on the previous year.
In addition, in 2005 the Ministry for the Economy and Finance (MEF) placed a further 575 million shares. After the sale, at December 31, 2005 the MEF held 21.4% of Enel, while Cassa Depositi e Prestiti (CDP) held 10.2% and the market the remaining 68.4%. The breakdown takes account of the bonus shares distributed in December in relation to the third offering of Enel shares.
In July, the placement of the fourth offering of Enel shares by the MEF was completed. The operation envisaged the award of bonus shares, which will be distributed in July 2006 to eligible shareholders.
The year also saw the completion of the process of refocusing on Enel’s core energy business with the deconsolidation of its stakes in Wind and Terna.
Following the capital gains achieved with the sale of 43.85% of Terna, the Board of Directors approved the distribution of an interim dividend for 2005 of €0.19 per share, with a payment date of November 24, 2005.
In addition to the interim dividend, Enel also paid an ordinary dividend on 2004 earnings of €0.36, paid in June, bringing total dividends paid out in 2005 to €0.55 per share.
The yield came to 8.3%, making Enel shares a highly attractive investment.
Average daily trading volume in Enel stock was 40.6 million shares, compared with 38.2 million in 2004, a rise of about 6%.

For further information we invite you to visit the Investor Relations section of our corporate website (http://www.enel.it/azienda_en/investor_relations/notizie_mercati), which contains:
▪	financial data, presentations, on-line updates on the share price;

▪	information on corporate bodies and the regulations of shareholders’ meetings;

▪	periodic updates on corporate governance issues.
We also created a contact center for private investors (which can be reached by phone at +39 (06) 8305 2081 or by e-mail at azionisti.retail@enel.it) and for institutional investors (phone: +39 (06) 8305 7008, e-mail: investor.relations@enel.it).

Performance of the Enel share price and the MIB30, S&P MIB and FTSE E300 Electricity Indices (daily trading volume/listed price) – December 2004 to December 31, 2005

Overview of the Group’s performance and financial position
Summary of results
Domestic electricity generation and demand
Domestic electricity flows
(source: Terna Rete Elettrica Nazionale SpA, formerly the Independent System Operator, or ISO)

Millions of kWh
	2005	2004	2005-2004

Gross electricity generation:
- thermal	252,412	246,125	6,287	2.6%
- hydroelectric	42,482	49,908	(7,426)	-14.9%
- geothermal and other resources	7,465	7,288	177	2.4%
Total gross electricity generation	302,359	303,321	(962)	-0.3%

Auxiliary services consumption	(12,704)	(13,299)	595	4.5%

Net electricity generation	289,655	290,022	(367)	-0.1%

Net electricity imports	49,155	45,635	3,520	7.7%

Electricity delivered to the network	338,810	335,657	3,153	0.9%

Consumption for pumping	(9,369)	(10,300)	931	9.0%

Electricity demand	329,441	325,357	4,084	1.3%
▪	Domestic electricity demand grew by 1.3% over 2004 to reach 329.4 billion kWh, 85.1% of which was covered by net domestic generation for consumption, with the remaining 14.9% being covered by net imports;

▪	despite the increase in demand, gross electricity generation fell slightly (-0.3%). Last year was characterized by a sharp contraction in hydroelectric generation (-7.4 billion kWh), which was related to a deterioration in water availability and only partially offset by growth in thermal and geothermal electricity generation and other sources (+6.5 billion kWh);

▪	net imports posted an increase of 7.7% to reach 49.2 billion kWh (45.6 billion kWh in 2004), in part due to the activation of the new 380kV San Fiorano-Robbia power line.

Enel domestic electricity generation and sales
Enel generation and sales (domestic)

Millions of kWh
	2005	2004	2005-2004

Net electricity generation	112,087	125,868	(13,781)	-10.9%
Electricity purchases	173,683	152,525	21,158	13.9%
Sales to wholesalers (1)	114,811	99,804	15,007	15.0%
Sales on the regulated market (2)	129,676	136,961	(7,285)	-5.3%
Sales on the free market (2)	18,484	20,840	(2,356)	-11.3%
Electricity transported on Enel’s network	251,045	250,652	393	0.2%

(1)	Sales made by generation companies and sales to resellers

(2)	Excluding sales to resellers
▪	Net electricity generation, totaling 112.1 billion kWh, fell 10.9% from 2004. In particular, 10 billion kWh of the decrease is attributable to thermal generation and 3.8 billion kWh to hydro generation;
▪	electricity purchases, totaling 173.7 billion kWh, rose 13.9%, connected with the start of operations of the Power Exchange on April 1, 2004, and of operations of the Single Buyer, which has become a de facto third party in transactions between the Group’s power generation and distribution companies;
▪	wholesale sales came to 114.8 billion kWh, with the 15.0% growth over the previous year being due to the launch of the Power Exchange for electricity, as mentioned above;
▪	sales on the regulated market (excluding sales to resellers) came to 129.7 billion kWh, a decline of 5.3% attributable to the opening up of the market, the sale of the distribution network in the province of Trento on July 1, 2005, and the recognition in 2004 of the upward revision of estimates made at December 31, 2003, of volumes of electricity distributed and sold in 2003 and not yet measured and billed;
▪	sales on the free market came to 18.5 billion kWh, a decrease of 11.3% due primarily to lower sales to large electricity users (customers with an annual consumption of over 100 million kWh) and wholesalers due to the decision to reposition the customer portfolio;
▪	total energy transported on Enel’s network in 2005 is essentially in line that the previous year (+0.2%). Excluding the impact of the upward revision of amounts of electricity recorded in 2004, the volume of electricity transported in 2005 shows growth of around 1.3% over the previous year.

Markets for energy products
▪	The average Brent crude price for spot transactions in 2005 increased by 42.4% from 2004, rising from $38.20 to $54.40 a barrel. Along with the worsening of the geopolitical environment in the Middle East, the rise in prices, particularly in the second half of the year, was also influenced by developments in the US market due to a number of exceptionally violent hurricanes in the third quarter, which reduced oil production and shut down a number of refineries as a result of significant infrastructure damage;
▪	the price of fuel oil (Platt’s CIF Med index) increased significantly over the previous year. In particular, the average price of high-sulfur fuel oil rose to $233.50 per ton from $154.50 per ton in 2004 (+51.1%), while low-sulfur fuel oil increased in 2005 to $272.90 per ton ($182.10 per ton in 2004), an increase of 49.9%;
▪	the average price of steam coal on the international market (Coal Week International index for the mix considered by the Authority for Electricity and Gas) posted a slight decline from 2004, going from $50.00 per ton to $46.40 per ton (-7.2%);
▪	in 2005, the average price of natural gas rose significantly due to the steady increase in the price of petroleum products, to which they are structurally linked.
Results of operations for the Group
The scope of consolidation changed with respect to 2004 primarily as a result of the following transactions:
▪	sale of the company NewReal (real estate) on July 14, 2004;
▪	acquisition on September 15, 2004, of controlling interests in Ottogas Rete and Ottogas Vendita (distribution and sale of natural gas to end-users);
▪	acquisition on December 14, 2004, of controlling interests in Italgestioni and Italgestioni Gas (distribution and sale of natural gas to end-users);
▪	acquisition of controlling interests in Electrica Banat and Electrica Dobrogea (distribution and sale of electricity in Romania) on April 28, 2005;
▪	sale of a 62.75% stake in Wind on August 11, 2005, and related deconsolidation by classifying the remaining 37.25% stake among non-current financial assets;
▪	sale of a 43.85% stake in Terna SpA, which took place in two transactions (13.86% on March 31, 2005, and 29.99% on September 15, 2005), and the related deconsolidation effective as of September 15, 2005.
Excluding the sales of Wind and Terna (of which the results and related capital gains have been recognized as discontinued operations), the balance sheet effects of the other consolidation changes do not alter the comparability of the figures for the two years in question, and the main effects are shown in the notes to the related business areas.
It should also be noted that the start of operations on April 1, 2004 of the Power Exchange for electricity and the operations of the Single Buyer have produced an increase in both revenues from sales and costs for the purchase of electricity. Until March 2004, this electricity was sold directly by the Group’s power generation companies to its distribution companies, and the related costs and revenues were eliminated at the consolidated level. Accordingly, the comparison of these figures with 2004 has been influenced by this phenomenon.
Group performance

Millions of euro
	2005	2004	2005-2004

TOTAL REVENUES	34,059	31,011	3,048	9.8%

TOTAL COSTS	26,314	22,940	3,374	14.7%

GROSS OPERATING MARGIN	7,745	8,071	(326)	-4.0%

Depreciation, amortization and impairment losses	2,207	2,201	6	0.3%

OPERATING INCOME	5,538	5,870	(332)	-5.7%

- Net financial expense and result of investments accounted for using the equity method	(744)	(852)	108	12.7%

INCOME BEFORE TAXES	4,794	5,018	(224)	-4.5%

- Income taxes	1,934	2,116	(182)	-8.6%

INCOME FROM CONTINUING OPERATIONS	2,860	2,902	(42)	-1.4%

INCOME FROM DISCONTINUED OPERATIONS	1,272	(155)	1,427	—

NET INCOME (Group and minority interests)	4,132	2,747	1,385	50.4%

Minority interests	237	116	121	—

Group net income	3,895	2,631	1,264	48.0%

The table below shows a comparison of 2005 results with those of 2004, excluding the effects connected with the recognition (pursuant to the decree of August 6, 2004) of the right to reimbursement of the stranded costs incurred in the period 2000-2003 totaling €1,068 million (€513 million for higher non-recoverable generation costs and €555 million for higher charges related to natural gas imported from Nigeria).

Millions of euro
	2005	2004	2005-2004
		adjusted
GROSS OPERATING MARGIN	7,745	7,003	742	10.6%

OPERATING INCOME	5,538	4,802	736	15.3%

INCOME FROM CONTINUING OPERATIONS	2,860	2,232	628	28.1%
Revenues

Millions of euro
	2005	2004	2005-2004

Electricity sales and Electricity Equalization Fund contributions	29,008	25,098	3,910
Gas sold to end-users	1,556	1,374	182
Net revenues from commodity risk management	272	(16)	288
Capital gains on disposal of assets	131	13	118
Other services, sales and revenues	3,092	4,542	(1,450)

Total	34,059	31,011	3,048
Revenues for electricity sales and Electricity Equalization Fund contributions for 2005 amounted to €29,008 million, up €3,910 million (+15.6%) over 2004. The majority of this increase is related to the sale of energy on the Power Exchange and to the Single Buyer by the power generation companies and by Enel SpA as from April 1, 2004. As mentioned earlier, prior to this date electricity was sold directly to the Group’s distribution companies, and the related revenues were eliminated at the consolidated level. The other main variations are as follows:
▪	a €1,427 million increase in revenues from foreign operations (from €1,246 million to €2,673 million), of which €669 million relating to international electricity trading, €300 million to Spanish generation companies, and €448 million to foreign distribution companies (of which €298 million recorded by the new Romanian companies Electrica Banat and Electrica Dobrogea, which were acquired on April 28, 2005);
▪	growth of €334 million in revenues related to the remuneration of ancillary services, which were launched on April 1, 2004;

▪	growth of €101 million in revenues for the transport and sale of electricity in the domestic free and regulated markets;
▪	the award of €100 million in contributions from the Electricity Equalization Fund and similar items related to the recovery of charges for green certificates incurred in 2002 and 2003.
Revenues from the sale of gas to end-users posted an increase of €182 million (from €1,374 million in 2004 to €1,556 million in 2005, +13.2%), due essentially to the increase in the tariff component in correlation with trends in gas prices.
Net revenues from commodity risk management for 2005 were a positive €272 million, compared with the negative €16 million for the previous year. This performance is due primarily to gains on contracts for differences with the Single Buyer at the end of 2004 and during 2005.
Most of the capital gains on the disposal of assets, in the amount of €131 million, are related to capital gains on the sale of the distribution and sales networks, primarily in the province of Trento, for a total of €99 million, as well as the capital gain on the sale of the 49% stake in Leasys in the amount of €20 million.
Revenues for other services, sales and revenues amounted to €3,092 million, a decrease of €1,450 million (down 31.9%) from 2004, due primarily to the following factors:
▪	recognition in the amount of €1,068 of non-recurring revenues in 2004 relating to the attribution, with a decree issued on August 6, 2004 by the Ministry for Productive Activities, of the right to reimbursement of the non-recoverable generation costs and the stranded costs related to Nigerian gas incurred for the period 2000-2003;
▪	a reduction of €448 million (down 50.1%) in sales of fuels for trading purposes due to a decline in volumes handled during the year. The contraction was due primarily to Enel Trade’s greater focus on the supply of gas to Group companies;
▪	a €319 million decline in revenues for contract work in progress due to the reduction in engineering and construction for third parties both in Italy and abroad;
▪	recognition in 2005 of €338 million of previous years’ regulatory items relating to reserve services provided to the ISO.

Operating costs

Millions of euro
	2005	2004	2005-2004

Electricity from third parties	14,321	10,380	3,941
Consumption of fuel for electricity generation	3,910	3,598	312
Fuel for trading and gas for resale to end-users	1,604	1,795	(191)
Materials	798	1,027	(229)
Personnel	2,762	3,224	(462)
Services, leases and rentals	3,057	3,106	(49)
Other operating costs	911	783	128
Capitalized expenses	(1,049)	(973)	(76)

Total	26,314	22,940	3,374
Costs for the purchase of electricity from third parties amounted to €14,321 million, an increase of €3,941 million (+38.0%). This growth is related primarily to the rise in the average cost of energy, as well as to the launch of the electricity Power Exchange on April 1, 2004. As of this date, distribution companies acquire electricity exclusively from the Single Buyer and no longer from Group generation companies, as was the case until March 31, 2004.
Costs for fuel consumed for electricity generation came to €3,910 million, up by €312 million (up 8.7%) due to the sharp increase in the unit cost of fuel, which more than offset the effects of the new fuel mix and the decline in thermal electricity generation.
Costs for the purchase of fuel for trading and natural gas for sale to end-users totaled €1,604 million, a decrease of €191 million (-10.6%) on the previous year. Purchases of fuel for trading declined by €416 million, while the cost of natural gas for resale to end-users increased by €225 million.
Costs for materials totaled €798 million, down €229 million (-22.3%) from last year, due primarily to lower demand from the engineering and construction sectors for work carried out for third parties.
Personnel costs came to €2,762 million, down by €462 million (-14.3%) from the previous year. Excluding the effect of changes in the scope of consolidation related to foreign operations, personnel costs declined by €480 million (down14.9%), while the average number of employees fell by 3.2% in 2005.
The decrease in personnel costs is primarily related to lower charges for early retirement incentives as compared with the previous year.

Costs for services, leases and rentals totaled €3,057 million, down €49 million (-1.6%) from 2004. Excluding the increase of €23 million due to the consolidation of the Romanian companies, the decline of €72 million is due primarily to the reduction in engineering and construction activities (down €140 million). This drop was partially offset by the following factors:
▪	an increase in leasing and rental costs of €36 million due, essentially, to the sale of NewReal in 2004;
▪	an increase in fees for the use of water in power generation in the amount of €14 million;
▪	an increase of €11 million for sales services, primarily in the Networks, Infrastructure and Sales Divisions.
Other operating costs amounted to €911 million, an increase of €128 million (+16.3%) from the previous year due primarily to the recognition, in the Generation and Energy Management Division of costs that the Group will incur under the Emissions Trading Scheme (ETS) for the deficit in CO2 emission allowances in 2005, estimated at €228 million.
Capitalized expenses came to €1,049 million, up €76 million (+7.8%) over 2004, due primarily to the increased capital expenditure by the Generation and Energy Management Division.
The gross operating margin fell by €326 million, from €8,071 million in 2004 to €7,745 million in 2005. Excluding the effect of the recognition of stranded costs in 2004, the gross operating margin increased by €742 million (+10.6%) as a result of the positive performance in all areas of business.
Depreciation, amortization and impairment losses are essentially in line with 2004 due to the combined effect of an increase in impairment of receivables and a decrease in depreciation following a reassessment of the useful life of the power generation plants.
Operating income for 2005 came to €5,538 million, declining by €332 million from the previous year (-5.7%). Excluding the impact of the stranded costs in 2004, operating income increased by €736 million (+15.3%).
The factors that contributed to the change in operating income are discussed in the analysis of Results by division.

Net financial expense and results of investments accounted for using the equity method fell by a total of €108 million (-12.7%) from 2004.
Investments posted a loss of €19 million, compared with the loss of €30 million in 2004, which includes both the effect of the equity method valuation of the investment in Wind and the fair value measurement of certain investments in other companies. Against the background of a further decline in long-term interest rates and the broad stability of short-term rates for the first nine months of the year, followed by a significant rise in short-term rates in the fourth quarter, Enel felt it was appropriate to continue its financial strategy of focusing on lengthening the average life of its debt and reducing the variable-rate component. As such, net financial expense fell by €97 million (from €822 million in 2004 to €725 million in 2005), partly as a result of the reduction in average debt during the year.
Income taxes for 2005 amount to €1,934 million, for an effective tax rate of 40.3%, compared with the rate of 42.2% in 2004.
Analysis of the Group’s financial position

Millions of euro
	at Dec. 31, 2005	at Dec. 31, 2004	2005-2004

Net non-current assets:
- Property, plant and equipment and intangible assets	30,795	40,064	(9,269)
- Goodwill	1,575	6,709	(5,134)
- Investments accounted for using the equity method	1,797	190	1,607
- Other non-current assets (net)	1,469	(266)	1,735
Total	35,636	46,697	(11,061)

Net current assets:
- Trade receivables	8,316	8,027	289
- Inventories	884	1,345	(461)
- Other current assets (liabilities) and net receivables from Electricity Equalization Fund	(1,882)	(1,798)	(84)
- Trade payables	(6,610)	(6,818)	208
Total	708	756	(48)

Gross capital employed	36,344	47,453	(11,109)

Provisions:
- Post-employment and other employee benefits	(2,662)	(2,910)	248
- Provisions for risks and charges and net deferred taxes	(1,954)	(963)	(991)
Total	(4,616)	(3,873)	(743)

Net capital employed	31,728	43,580	(11,852)

Total shareholders’ equity	19,416	19,066	350

Net financial debt	12,312	24,514	(12,202)

Net non-current assets fell by a total of €11,061 million, essentially as a result of the deconsolidation of the Telecommunications and Transmission Network sectors. Property, plant and equipment and intangible assets declined by a total of €9,269 million in 2005, while goodwill decreased by €5,134 million to €1,575 million. Investments accounted for using the equity method came to €1,797 million, of which €1,728 million regards the value of the investment in Wind (37.25%).
Other non-current assets (net) came to €1,469 million, compared with the negative €266 million at December 31, 2004. This change is due primarily to the following factors:
▪	the fair value recognition of the 5.12% stake in Terna (€213 million) and the 5.2% stake in Weather Investments Srl (€286 million);
▪	the reclassification of the Electricity Equalization Fund receivable for the portion of repayment of the stranded costs due beyond one year (€847 million);
▪	recognition of the deposit for the purchase of a 66% stake in the share capital of Slovenské Elektrárne (€168 million);
▪	lower net financial liabilities related to hedging derivatives transactions in the amount of €75 million.
Net current assets amounted to €708 million, down by €48 million from the previous year. This change is due primarily to the following:
▪	an increase in trade receivables in the amount of €289 million, due primarily to the increase in receivables for the sale and transport of electricity and gas and the consolidation of the Romanian companies, net of the deconsolidation of Wind and Terna;
▪	a decrease in inventories in the amount of €461 million, related primarily to plant construction and maintenance activities of the Networks and Infrastructure Division, as well as to the deconsolidation of Wind and Terna;
▪	an increase of €84 million in other current liabilities (net). Excluding the reclassification of €847 million to non-current assets related to the Electricity Equalization Fund receivable, other current liabilities (net) fell by €763 million, due mainly to the following transactions:
-	a decline of €246 million in other current liabilities related primarily to the deconsolidation of Wind and Terna, which was partially offset by the acquisition and consolidation of the Romanian companies;

-	an increase in other current assets of €258 million, essentially connected with the increase in Single Buyer receivables for the Networks, Infrastructure and Sales Divisions;

-	an increase of €406 million in net tax receivables as a result of the payment of €1,815 million, primarily as a payment on account, and the recognition of current taxes for the year in the amount of €1,412 million;

-	a decrease in net financial liabilities related to derivative transactions in the amount of €173 million;

-	a reduction of €333 million in the net VAT receivable;
▪	a reduction of €208 million in trade payables due to the deconsolidation of Wind and Terna, which was partially offset by the increase in payables for the purchase of energy by the Networks, Infrastructure and Sales Divisions.
Provisions, in the amount of €4,616 million, increased by €743 million from the previous year. Post-employment and other employee benefits fell by €248 million. Net deferred taxes went from a net asset balance of €441 million as of the end of 2004 to a net liability balance of €686 million at the end of 2005. Both changes are essentially due to the deconsolidation of Wind and Terna.
Net capital employed as at December 31, 2005 amounted to €31,728 million and is funded by shareholders’ equity attributable to the Group and minority interests in the amount of €19,416 million and net debt of €12,312 million. With regard to the latter figure, the debt-to-equity ratio as at December 31, 2005 was 0.63 (compared with 1.29 as at December 31, 2004).

Net financial debt and changes from the previous year are detailed below:

Millions of euro
	at Dec. 31, 2005	at Dec. 31, 2004	2005–2004

Long-term debt:
- Bank loans	2,782	11,101	(8,319)
- Bonds	8,043	8,866	(823)
- Other loans	142	324	(182)
Long-term debt	10,967	20,291	(9,324)

- Long-term financial receivables	(63)	(1,595)	1,532

Net long-term debt	10,904	18,696	(7,792)

Short-term debt:
Bank loans:
- Short-term portion of long-term debt	399	472	(73)
- Use of revolving credit lines	—	400	(400)
- Other short-term bank debt	970	2,160	(1,190)
Short-term bank debt	1,369	3,032	(1,663)

- Bonds (short-term portion)	487	875	(388)
- Other loans (short-term portion)	49	50	(1)
- Commercial paper	275	2,441	(2,166)
- Other short-term financial loans	116	191	(75)
Other short-term debt	927	3,557	(2,630)

- Long-term financial receivables (short-term portion)	(3)	(2)	(1)
- Factoring receivables	(374)	(391)	17
- Financial receivables from associates	(3)	(15)	12
- Cash and cash equivalents	(508)	(363)	(145)
Net short-term debt	1,408	5,818	(4,410)

NET FINANCIAL DEBT	12,312	24,514	(12,202)
Net financial debt as of December 31, 2005 amounted to €12,312 million, down by €12,202 million from the previous year, due primarily to receipts from the sale of the 62.75% stake in Wind and the 43.85% stake in Terna, as well as the related deconsolidation of their outstanding debt.
In particular, net long-term financial debt declined by €7,792 million as the net result of the reduction in gross long-term debt in the amount of €9,324 million and the reduction in long-term financial receivables of €1,532 million.
Of note among the most significant financial transactions is the issuance on March 10, 2005, of two 7-year bonds for Italian investors in the amount of €400 million and €600 million.

Net short-term financial debt declined by €4,410 million, of which €1,663 million related to short-term bank debt, €2,630 million to other loans, and €117 million to the increase in cash and cash equivalents and short-term financial receivables.
Cash flows
The statement of cash flows shows the cash flows in 2005, compared with those for 2004, within the Group’s actual scope of operations. Cash flows for 2005 include the results from operations for Wind and Terna up to the date on which these companies were deconsolidated.

Millions of euro
	2005	2004	2005-2004

Cash flows from operating activities	5,693	4,835	858
Cash flows from investing/disinvesting activities	1,092	(1,953)	3,045
Cash flows from financing activities	(6,654)	(2,966)	(3,688)
Cash flows from operating activities for 2005 came to a positive €5,693 million, compared with €4,835 million the previous year. The increase of €858 million primarily reflects the increased contribution of the change in working capital due, for the most part, to lower tax payments (down €459 million) and financial expense (down €408 million).
Cash flows from investing activities for 2005 generated cash in the amount of €1,092 million, compared with the use of funds of €1,953 million for the previous year.
In particular, investments in property, plant and equipment and intangible assets, in the amount of €3,257 million, fell by €577 million due primarily to the deconsolidation of Terna and Wind.
Investments in companies in the amount of €524 million (net of the €110 million in cash and cash equivalents acquired) are essentially related to the purchase of a 5.2% stake in Weather for €305 million, the deposit of €168 million made for the purchase of a 66% stake in Slovenské Elektrárne, the purchase of a 51% stake in the Romanian companies Electrica Banat and Electrica Dobrogea, in the amount of €116 million, and a number of companies in the Gas area for €23 million.
The disposal of entities and business units, net of cash and cash equivalents sold, generated a cash flow of €4,652 million, related primarily to the sale of a 62.75% stake in Wind for €2,938 million (net of the €48 million in cash and cash equivalents sold) and the stake in Terna for €1,518 million (net of the €365 million in cash and cash equivalents sold). The sale of electricity distribution networks resulted in a cash inflow of €183 million. The 2004 cash flows were influenced by the receipt of €1,700 million for the placement of 50% of Terna.

Other divestments amounted to €221 million and include ordinary divestments of €189 million as well as receipts related to the sale of certain minor companies in the services area in the amount of €39 million.
Cash requirements for financing activities, connected primarily with the reduction in net debt of €3,524 million and the distribution of €3,472 million in dividends and interim dividends, were financed with cash flow from operating activities, in the amount of €5,693 million, the €1,092 million in cash generated on investment activities, and the increase in share capital and reserves in relation to the exercise of stock options, in the amount of €339 million. The surplus can be seen in the increase in cash and cash equivalents of €145 million.

Results by Division
Results by division in 2005

	Continuing operations						Discontinued operations
		Networks,	Services		Eliminations				Eliminations
	Generation and	Infrastructure, and	and Other	Parent	and		Transmission		and
Millions of euro	Energy Management	Sales	Activities	Company	adjustments	Total	Networks	Telecommunications	adjustments	Total	TOTAL

Revenues from third parties	12,518	20,081	374	872	214	34,059	711	2,604	(62)	3,253	37,312
Revenues from other divisions	1,697	341	1,286	231	(3,555)	—	29	144	(173)	—	—
Total revenues	14,215	20,422	1,660	1,103	(3,341)	34,059	740	2,748	(235)	3,253	37,312

Operating income by division	2,565	2,778	154	53	(12)	5,538	406	167	(1)	572	6,110
Net financial income (expense)	—	—	—	—	—	(744)	—	—	—	(240)	(984)
Income taxes	—	—	—	—	—	1,934	—	—	—	213	2,147

Net income before capital gains	—	—	—	—	—	2,860	—	—	—	119	2,979

Gains on disposal of assets	—	—	—	—	—	—	—	—	—	1,153	1,153

Net income (Group and minority interests)	—	—	—	—	—	2,860	—	—	—	1,272	4,132
Results by division in 2004

	Continuing operations						Discontinued operations
		Networks,	Services		Eliminations				Eliminations
	Generation and	Infrastructure, and	and Other	Parent	and		Transmission		and
Millions of euro	Energy Management	Sales	Activities	Company	adjustments	Total	Networks	Telecommunications	adjustments	Total	TOTAL

Revenues from third parties	10,070	19,105	742	1,200	(106)	31,011	967	4,474	(2)	5,439	36,450
Revenues from other divisions	2,958	149	1,052	449	(4,608)	—	50	253	(303)	—	—
Total revenues	13,028	19,254	1,794	1,649	(4,714)	31,011	1,017	4,727	(305)	5,439	36,450

Operating income by division	2,531	2,693	106	647	(107)	5,870	490	(1,616)	8	(1,118)	4,752

Net financial income (expense)	—	—	—	—	—	(852)	—	—	—	(467)	(1,319)
Income taxes	—	—	—	—	—	2,116	—	—	—	(618)	1,498

Net income before capital gains	—	—	—	—	—	2,902	—	—	—	(967)	1,935

Gains on disposal of assets	—	—	—	—	—	—	—	—	—	812	812

Net income (Group and minority interests)	—	—	—	—	—	2,902	—	—	—	(155)	2,747

Foreword
As mentioned earlier, November 2005 saw the adoption of the new organizational structure, which includes, in addition to the Domestic Generation and Energy Management, Domestic Networks and Infrastructure, and Domestic Sales divisions, the new International Division, in which all resources dedicated to international generation and distribution operations are concentrated. However, for the 2005 accounts, in order to maintain continuity with the information provided throughout the year, results on international activities have been divided among the other divisions that managed such activities during the majority of the year.
Generation and Energy Management
In the context of the reorganization of domestic operations for the Generation and Energy Management Division, which began in 2004, on June 1, 2005, Enel Green Power, Enel Logistica Combustibili, and Conphoebus were merged into Enel Produzione, effective retroactively for accounting and tax purposes from January 1, 2005.
In 2005, the division operated both domestically and internationally in the field of electricity generation and energy-related activities, as detailed below.
▪	Electricity:
-	generation in Italy through Enel Produzione (thermal, hydroelectric, geothermal and wind power);

-	generation abroad through the following companies: Viesgo Generación and Enel Unión Fenosa Renovables (Spain), Maritza (Bulgaria), Enel ESN Energo (Russia), Enel North America (North America), and Enel Latin America (Central and South America);

-	sales on the domestic market to large electricity users (end-users with annual consumption in excess of 100 million kWh) and resellers, through Enel Trade;

-	trading on international markets, also through Enel Trade.
▪	Energy products, through Enel Trade:
-	procurement of energy goods for all Group activities (electricity generation, trading, sale of natural gas to end-users);

-	sale of natural gas to distributors;

-	trading on international markets.

Generation and Energy Management

Millions of euro
	2005	2004	2005-2004

Italy
Revenues	13,376	12,446	930	7.5%
Gross operating margin	3,415	3,565	(150)	-4.2%
Operating income	2,403	2,435	(32)	-1.3%

International operations
Revenues	914	622	292	46.9%
Gross operating margin	290	215	75	34.9%
Operating income	162	96	66	68.8%

Eliminations
Revenues	(75)	(40)	(35)	-87.5%

Total
Revenues	14,215	13,028	1,187	9.1%
Gross operating margin	3,704	3,780	(76)	-2.0%
Operating income	2,565	2,531	34	1.3%

Net capital employed	14,700	14,931	(231)	-1.5%
Operating assets	19,622	18,882	740	3.9%
Operating liabilities	4,247	3,491	756	21.7%
Employees at year-end (no.)	9,904	10,828	(924)	-8.5%
Capital expenditure	1,027	857	170	19.8%
Italy
Regulatory issues
Single Buyer Auctions – contracts for differences
In December 2004 the Single Buyer held tenders for the awarding of one-way contracts for differences to hedge its price risk exposure relating to purchases in the Power Exchange for the regulated market for 2005. These contracts, for the purchase of five different products (coal, oil, gas, combined-cycle and peak energy), concerned a total of about 18,000 MW. Enel was awarded 11,150 MW at the first auction and a further 425 MW at the second.
In January 2005, the Single Buyer, again to hedge requirements for 2005, held another tender for contracts for differences for a total of 1,500 MW, and Enel was awarded 1,000 MW.

In May 2005, Enel exercised the long-term options provided for by these contracts for 2005 in order to extend their validity through December 31, 2006, and December 31, 2007, for 6,660 MW and 5,550 MW, respectively.
Furthermore, between October and November 2005, the Single Buyer held three more auctions for two-way contracts for differences in order to cover the risk of price fluctuations on the energy market for both the Single Buyer and the contract counterparties for 2006. Enel was awarded 2,200 MW of power (out of a total of 2,500 MW) for all hours of the year at the first auction and a further 1,100 MW for 833 hours of the first quarter of 2006 at the next two auction. Finally, on March 2, 2006, the Single Buyer held an auction to cover its needs for the period March-December 2006 through contracts for differences in the amount of 1,400 MW per month, but Enel did not participate in this auction.
Electricity imports
With Resolution nos. 223/04 and 224/04 dated December 20, 2004, the Authority for Electricity and Gas set the rules for the import of electricity in 2005 on the basis of the provisions of a decree issued by the Ministry for Productive Activities dated December 17, 2004. In particular, in application of new EU regulations, the Authority for Electricity and Gas introduced an implicit auction mechanism for the management of congestion on cross-border networks. Measures against the risk of volatility in costs relating to congestion on cross-border networks were also adopted. These measures consist in the free pro rata assignment by the Independent System Operator (ISO) of compensation for differences between the price of electricity abroad and that of the area in which it is imported.
On December 13, 2005, the Ministry for Productive Activities issued a decree to define the procedures and conditions for importing electricity in 2006, thereby assigning the regulated market 26% of import capacity, in addition to the capacity set aside for long-term contracts as already envisaged for 2005.
In implementation of the Ministry’s decrees, the Authority for Electricity and Gas issued Resolution no. 269/05 governing electricity imports and exports for 2006. In particular, the resolution modified the mechanism for assigning coverage of the price difference between the foreign area and the area in which the electricity is imported (associated with the risk of congestion on cross-border networks), thereby eliminating the free pro rata assignment as applied in 2005 in order to fully comply with EU regulations with regard to congestion management. For 2006, coverage is now assigned by explicit auction, which calls for pro rata reimbursement based on the average annual power of the assignee. However, the reimbursement is subject to a cap in the event the participating party has power of greater than 10% of the total.

Energy from CIP 6 plants
With regard to assignment of energy as provided for by CIP Regulation no. 6, the decree issued by the Ministry for Productive Activities dated December 24, 2004, established the sale by the ISO of CIP 6 electricity to the Power Exchange and the awarding on a pro rata basis to bidders for contracts for differences of a quantity equal to their respective output from CIP 6 plants. Based on these contracts, the assignees receive or pay, based on their respective shares of assigned capacity, the difference between average market price and the strike price, which was €50/MWh in 2005.
The quantity awarded by the ISO grew from 4,600 MW in 2004 to 5,800 MW in 2005, of which 3,480 MW assigned to the free market (444 MW to Enel) and 2,320 MW to the regulated market.
The decree of the Ministry for Productive Activities of December 5, 2005, entrusted the ISO with the pro rata assignment of CIP 6 energy for 2006 to those requesting it based on a similar mechanism to the one adopted in 2005. The strike price of contracts for differences for 2006 is equal to €55.50/MWh for all hours of the year. The decree assigned 40% of the CIP 6 energy to the Single Buyer, as in 2005. Based on the instructions of the Ministry for Productive Activities, the ISO assigned a total of 5,600 MW of CIP 6 energy, of which 3,360 MW to the free market (406 MW to Enel), and 2,240 MW to the regulated market.
“Green certificates” and reimbursement measures
With Resolution no. 8/04 dated February 6, 2004, the Authority for Electricity and Gas defined the terms for reimbursement to be granted to electricity generators that, in 2002, complied with the obligations established by Article 11(1) of Legislative Decree 79 of March 16, 1999 (the “Bersani Decree”), relating to the input into the system of a share of electricity generated by renewable resources (the “green certificates” system). With this resolution, the Authority did not recognize the full costs incurred by Enel in fulfilling the obligations of Article 11 regarding electricity for the regulated market. Enel therefore appealed the resolution to the Lombardy Regional Administrative Court, but it was rejected by the court. The court did state that Enel was due some form of compensation for those certificates that were acquired in relation to non-renewable resources used to run pumping stations. Enel appealed the unfavorable ruling of the Lombardy Regional Administrative Court. On March 21, 2006, the Council of State upheld the ruling of the lower court.
Subsequently, with Resolution no. 101/05, the Authority for Electricity and Gas granted Enel the right to be reimbursed of charges incurred in 2002 for pumping consumption (€7 million), as well as similar charges incurred in 2003 limited to electricity for the regulated market (€93 million). Nonetheless, Enel has also filed an appeal against Resolution no. 101/05 for the same reasons behind its challenge to Resolution no. 8/04.

Inquiries of the Authority

On January 13, 2005, the Authority for Electricity and Gas initiated an inquiry regarding pricing on the Power Exchange from January 10 to 14, 2005. Its findings were published in April together with findings on inquiries regarding pricing on the Power Exchange in June 2004 (Resolution no. 25/05).
The conclusions of these inquiries were notified to the Competition Authority, as they revealed potential anomalies in the price formation process and an alleged abuse of market power by Enel. On April 6 the Competition Authority undertook a preliminary investigation of Enel SpA and Enel Produzione for alleged abuse of a dominant position relative to pricing on the Power Exchange. The inquiry was originally scheduled to be completed on March 31, 2006, but has since been extended to June 30, 2006.
On February 9, 2005, the Competition Authority and the Authority for Electricity and Gas published the results of a joint investigation on the status of the liberalization of the electricity market, which began in 2003. The study pointed to Enel as a “pivotal” organization, indispensable to satisfying demand and therefore able to set the wholesale price for a high number of hours. Based on these conclusions, the Authority for Electricity and Gas subsequently issued two documents that illustrate possible measures to be adopted to promote competition in the industry. The documents contemplate both a structural reduction of market power, as well as measures that would limit interest in its exercise, in part through Enel’s sale of capacity based on the so-called “Virtual Power Plant” mechanism.
With Resolution no. 212/05 of October 7, subsequently amended with Resolution no. 220/05, the Authority required Enel to sell capacity using this mechanism, including 3,600 MW in the southern macro-area and 200 MW in the Sicily macro-area. This quantity was then reduced to 1,800 MW following subsequent sales conducted by Enel, particularly through its “Sure Price” initiative on the free market and participation in the Single Buyer’s auctions for provision to the regulated market in 2006. The “Virtual Power Plant” contracts adopted by the Authority are “one-way” contracts for differences, where the buyer pays a premium for the capacity and acquires the right to receive any positive difference between the Power Exchange price and the strike price set by contract.
On October 28, 2005, Enel filed an appeal with the Lombardy Regional Administrative Court requesting the suspension of Resolution no. 212/05, deeming the measure to interfere the freedom of enterprise and arguing that the Authority lacks the power to adopt such structural measures. Enel’s request was first upheld by the regional court, but was then overturned by the Council of State following an appeal filed by the Authority. While awaiting the ruling of the regional court regarding the resolution, Enel began procedures for the assignment of 1,800 MW of virtual generation capacity, but neither auction (held on November 30 and December 13, 2005) received any bids.
The Authority therefore asked to examine the information on how the base price for the auction had been set. Such information has been provided, and the Authority is currently evaluating it. Finally, at the related hearing held on January 17, 2006, the regional court upheld Enel’s appeal of Resolution no. 212/05, which was therefore voided.
On August 4, 2005, as a further measure to limit market power, the Authority adopted Resolution no. 175/05, which transferred management of pumping plants that are strategic to system safety away from industry companies and entrusted them to Terna Rete Elettrica Nazionale SpA. Based on this resolution, Terna indicated that the capacity of these strategic pumping plants came to 5,940 MW, or nearly the entire capacity of all pumping plants operating in Italy. According to the resolution, the plants are to be managed by Terna, who will be paid a regulated fee for this service. Enel challenged the resolution before the regional court, which, on February 28, 2006, upheld the appeal and voided the resolution.
With Resolution no. 54/04 of April 1, 2004, the Authority for Electricity and Gas initiated an inquiry involving Enel Produzione on the lack of availability of generation capacity that led to scheduled brown-outs on June 26, 2003. At the end of the first phase of the formal inquiry, Enel Produzione paid a reduced fine pursuant to Article 16 of Law 689/81. With Resolution no. 10/05, the Authority concluded the formal inquiry on January 29, 2005 without imposing sanctions on Enel Produzione, recognizing the validity of payment made. On the basis of the findings of the inquiry, with Resolution no. 11/05, the Authority, in defining terms for the remuneration of reserve services for the first six months of 2003, invited the ISO not to pay Enel Produzione for services provided during this period. Enel appealed both measures, demanding at the same time that the ISO make the payment due. At the hearing for the appeal of Resolution nos. 10/05 and 11/05, which was held on July 12, 2005, the Lombardy Regional Administrative Court upheld Enel’s appeal and voided the portion of the resolutions inviting the ISO not to reimburse Enel Produzione for reserve services provided. On October 31, 2005, the ISO then calculated the amount due as €76 million. However, the Authority has appealed the regional court’s ruling, which partially voids Resolutions no.10/05 and no.11/05, and we await the setting of a hearing date by the Council of State.
With Resolution no. 20/04 of February 19, 2004, the Authority approved a reduction in the price of electricity for the regulated market for March 2004, as well as a reduction in the reserve and balancing fees in order to recover the theoretical price increase in 2004 due to the introduction of the new time bands. Enel and other operators appealed this resolution before the Lombardy Regional Administrative Court, which voided the measure. However, following an appeal filed by the Authority, on January 17, 2006 the Council of State struck down the regional court’s ruling. For financial year 2005, this resulted in a charge of about €200 million for the Enel Group.
With Resolution no. 152/04 of September 9, 2004, regarding the blackout that occurred on September 28, 2003, the Authority initiated a formal inquiry in order to determine whether the participants in the electricity supply chain (generators, distributors, the ISO) bore any responsibility for the event. In June 2005, the Authority for Electricity and Gas reported the results of this inquiry, which confirmed the initial accusations against the participants.
On July 14, 2005, a hearing was held before the Authority for Electricity and Gas, during which Enel Produzione presented its defense, and, purely as a precautionary measure, the company made payment of a reduced fine pursuant to Article 16 of Law 689/81, as did the other producers indicated by the inquiry.
On December 15, the Authority for Electricity and Gas closed the sanctions-related part of the inquiry into generators’ responsibility without levying sanctions in light of the fines already paid. The inquiry concerning the other operators in the supply chain, including Enel Distribuzione, remains open, as does the inquiry concerning the producers as regards the possible adoption of prescriptive measures. The inquiry is scheduled to be concluded by April 30, 2006.
Emissions Trading

On February 23, 2006, with regard to the Emissions Trading Scheme (ETS), which was established to foster the reduction of greenhouse gas emissions, the Ministry for the Environment issued Decree no. DEC/RAS/074/2006 regarding the allocation and issuance of CO2 allowances for the period 2005-2007 pursuant to the provisions of Article 11(1) of Directive 2003/87/EC of the European Parliament and of the Council.
The decree assigns emissions allowances of 48.2 million metric tons of CO2 for 2005 to existing Enel Produzione plants, compared with actual emissions of 56.8 million metric tons. Enel must therefore seek to make up the deficit of 8.6 million metric tons on the market, which will have an estimated impact of about €182 million.
In Spain, Viesgo Generación was assigned an allowance of 3.9 million metric tons of CO2 for 2005, compared with actual emissions of 6.0 million metric tons. Viesgo therefore posted a deficit of 2.1 million metric tons, and the related charge is estimated at €46 million.

Electricity generation
Enel net domestic electricity generation

Millions of kWh
	2005	2004	2005-2004

Thermal	81,823	91,854	(10,031)	-10.9%
Hydroelectric	24,883	28,659	(3,776)	-13.2%
Geothermal	5,012	5,120	(108)	-2.1%
Other sources	369	235	134	57.0%

Total	112,087	125,868	(13,781)	-10.9%
Net electricity generation totaled 112.1 billion kWh, down 10.9% from 2004. This reduction was primarily due to the less favorable water availability conditions, an increase in imports, the beginning of power generation by other companies, and the transformation programs that are currently under way. In particular, thermal generation fell by 10.9% (down 10.0 billion kWh), with hydroelectric generation falling by 13.2% (down 3.8 billion kWh). Electricity generation from other sources remained broadly unchanged, as the decline in geothermal energy (-108 million kWh) was offset by growth in production from alternative sources (up 134 million kWh) due to the start of operations of new wind plants.
Contribution to gross thermal generation

Millions of kWh
	2005		2004		2005-2004

High-sulfur fuel oil (S>0.5%)	5,253	6.0%	9,310	9.6%	(4,057)	-43.6%
Low-sulfur fuel oil (S<0.5%)	10,943	12.6%	12,512	12.8%	(1,569)	-12.5%
Total fuel oil	16,196	18.6%	21,822	22.4%	(5,626)	-25.8%

Natural gas	39,072	45.0%	42,007	43.1%	(2,935)	-7.0%
Coal	31,469	36.2%	32,286	33.2%	(817)	-2.5%
Orimulsion and other fuels	209	0.2%	1,273	1.3%	(1,064)	-83.6%

TOTAL	86,946	100.0%	97,388	100.0%	(10,442)	-10.7%
The 10.7% reduction in total gross thermal electricity generation reflected on generation from fuel oil (down 25.8%) and, to a lesser extent, on natural gas (down 7.0%) and coal (down 2.5%).
The significant decrease in fuel oil generation (down 5.6 billion kWh) is largely related to the Torrevaldaliga Nord plant, which was totally inactive throughout 2005 to permit its transformation to coal. The greater reduction in high sulfur fuel oil than that of low sulfur oil is related to the Porto Tolle plant, which, since January 1, 2005 has used low sulfur fuel oil, as the environmental improvements on the four units are now complete.

The decrease in natural gas generation is related to the reduction in operations at combined-cycle plants due to the lower level of competitiveness of the first-generation plants in the North area.
Continuing difficulties in procuring Orimulsion led to the essential zeroing of generation from that fuel.
Capital expenditure and plants
Domestic capital expenditure

Millions of euro
	2005	2004	2005-2004

Generation plants:
- thermal	487	345	142	41.2%
- hydroelectric	178	174	4	2.3%
- geothermal	84	55	29	52.7%
- alternative energy resources	19	70	(51)	-72.9%
Total generation plants	768	644	124	19.3%

Other investments in property, plant and equipment	10	22	(12)	-54.5%
Investments in intangible assets	20	15	5	33.3%

TOTAL CAPITAL EXPENDITURE	798	681	117	17.2%
Capital expenditure in 2005 totaled €798 million, of which €768 million related to generation plants. Compared with the previous year, this is an increase of €124 million, due primarily to investments in thermal power generation plants, which include the conversion of the Torrevaldaliga Nord plant to coal, the adaptation of the Sulcis plant for biomass, the environmental improvements for the Fusina plant, and the transformation to combined cycle of the Santa Barbara plant, the four units of La Casella, and units 3 and 4 at Porto Corsini. The growth in investment in geothermal plants and, to a lesser extent, hydroelectric plants is due primarily to upgrading and repowering, which includes mandatory work in compliance with safety and environmental protection regulations (upgrading of hydraulic plant, environmental impact work, etc.).
Enel’s net efficient domestic generation capacity

MW	Total	Total
	at Dec. 31, 2005	at Dec. 31, 2004	2005-2004

Thermal plants	26,902	26,837	65
Hydroelectric plants	14,363	14,318	45
Geothermal plants	671	642	29
Alternative sources	280	250	30

Total	42,216	42,047	169

Net efficient domestic generation capacity of Enel at December 31, 2005 is essentially in line with that at the end of 2004. The 65 MW increase in thermoelectric capacity is due to the start of operations at unit 2 of the Sulcis plant following its transformation to fluidized-bed technology. This was partially offset by the decrease related to the conversion of the oil-fired Mercure plant to biomass. Increases totaling 45 MW were also posted for hydroelectric plants, as well as increases of 59 MW in geothermal and alternative sources, due essentially to the conclusion of renovation and upgrading projects.
Operating performance

Revenues for 2005 amounted to €13,376 million, up €930 million (up 7.5%) from 2004, due mainly to the following factors:
▪	a €587 million increase in revenues from electricity sales by Enel Trade due primarily to greater trading on international markets;
▪	recording of prior-year regulatory items in the amount of €438 million, of which €338 million in respect of the remuneration of reserve services provided to the ISO from 2002 to March 31, 2004, and €100 million for the reimbursement of charges incurred in 2002 and 2003 for green certificates. These items were partially offset by the effects of the application of Resolution no. 20/04 of the Authority, which led to an adjustment in the price of energy sold to Enel Distribuzione and to the ISO in March 2004 in the amount of €191 million;
▪	the increase of €311 million in net revenues from commodity risk management, related essentially to gains on contracts for differences with the Single Buyer;
▪	a €624 million increase in revenues from the sale of energy generated by Enel Produzione, including the remuneration of ancillary services launched on April 1, 2004;
▪	a €170 million increase in income from the sale of natural gas to the Sales Division;
▪	a decrease of €448 million in revenues from the sale of fuel for trading, which was the net result of a €32 million increase in gas sales and a €480 million decline in sales of other fuels. The reduction originated mainly from Enel Trade’s increased focus on the supply of fuels and gas for Group companies;
▪	the recognition in 2004 of gains of €513 million related to stranded costs incurred during the period 2000-2003.
The gross operating margin came to €3,415 million, down €150 million (down 4.2%) compared with the €3,565 million posted in 2004. The reduction is due primarily to the recognition in 2004 of gains of €513 million related to stranded costs incurred during the period 2000-2003, which was partially offset by the recognition in 2005 of a positive balance for prior-year regulatory items (€247 million) and the reduction in operating expenses, especially personnel costs (€141 million). The negative effects related to the charges for CO2 emissions in excess of the assigned allowances and the lower generation volumes were essentially offset by the results of our commodity risk management activities, improved unit margins, and higher other revenues.
Operating income totaled €2,403 million, down €32 million (down 1.3%) from 2004 (€2,435 million), benefiting from lower depreciation following a revision in the useful lives of power generation plants.
International operations
Net efficient generation capacity installed abroad

	Enel	Enel		Enel Unión
	North	Latin	Viesgo	Fenosa
MW	America	America	Group	Renovables	Maritza	Total	Total
						at Dec. 31, 2005	at Dec. 31, 2004	2005-2004

Thermal	—	—	1,592	—	549	2,141	2,141	—
Hydroelectric	313	174	672	—	—	1,159	1,129	30
Wind	67	24	—	321	—	412	350	62
Biomass and biogas	22	—	—	—	—	22	21	1
Cogeneration	—	—	—	52	—	52	52	—

Total	402	198	2,264	373	549	3,786	3,693	93
The increase in net generation capacity is essentially attributable to Enel Unión Fenosa Renovables for the start of operations of two wind plants and the acquisition of a third for a total of 62 MW, as well as to Enel North America, which acquired a 25 MW hydroelectric plant in Vermont.
Enel net electricity generation abroad

Millions of kWh
	2005	2004	2005-2004

Thermal	9,781	8,484	1,297	15.3%
Hydroelectric	2,887	2,890	(3)	-0.1%
Other sources	957	947	10	1.1%

Total	13,625	12,321	1,304	10.6%
Net generation abroad amounted to 13,625 million kWh, up 10.6%, due essentially to the increase in thermal generation by Viesgo Generacion.

Capital expenditure and plants

Millions of euro
	2005	2004	2005-2004

Generation plants:
- thermal	83	110	(27)	-24.6%
- hydroelectric	28	14	14	100.0%
- alternative energy sources	111	52	59	113.5%
Total generation plants	222	176	46	26.1%

Other investments in property, plant and equipment	3	—	3
Investments in intangible assets	4	—	4

TOTAL	229	176	53	30.1%
Capital expenditure in 2005 came to €229 million, €222 million of which related to power generation. The increase of €53 million on 2004 related primarily to investment by Enel Unión Fenosa Renovables on its wind plants.
Operating performance
Revenues came to €914 million in 2005, an increase of €292 million (up 46.9%) from the previous year.
This growth is almost entirely related to Viesgo Generación and Enel Unión Fenosa Renovables, which reported higher revenues, up €259 million and €40 million, respectively, due essentially to an increase in generation output (up €56 million) and in sales prices (up €214 million).
Gross operating margin amounted to €290 million, as compared with the €215 million posted for the previous year. This increase of €75 million is essentially related to Viesgo Generación and Enel Unión Fenosa Renovables, for the reasons mentioned above.
Operating income came to €162 million, an increase of €66 million. The rise reflects the increase in the gross operating margin, but also shows the effects of an increase in depreciation, amortization and impairment losses totaling €9 million.
Net capital employed
Net capital employed for the Generation and Energy Management Division as of December 31, 2005 came to €14,700 million, compared with €14,931 million the previous year. The decrease of €231 million reflects the decrease in net non-current assets, which was partially offset by an increase in trade receivables.

Networks, Infrastructure and Sales
Enel’s organizational structure includes two specific operating divisions:
▪	Networks and Infrastructure, which brings together electricity and gas network management operations;
▪	Sales, responsible for developing an integrated range of products and services in the field of electricity and gas through specialized distribution channels.
For the purposes of analysis for 2005, these two divisions are considered jointly, with an internal breakdown of the aggregate into electricity and gas sectors.
Networks, Infrastructure and Sales

Millions of euro
	2005	2004	2005-2004

Electricity — Domestic operations
Revenues	17,905	17,474	431	2.5%
Gross operating margin	3,303	3,228	75	2.3%
Operating income	2,487	2,505	(18)	-0.7%

Electricity — International operations
Revenues	913	391	522	133.5%
Gross operating margin	192	77	115	149.4%
Operating income	143	46	97	210.9%

Electricity — Total
Revenues	18,818	17,865	953	5.3%
Gross operating margin	3,495	3,305	190	5.7%
Operating income	2,630	2,551	79	3.1%

Gas
Revenues	1,602	1,396	206	14.8%
Gross operating margin	242	225	17	7.6%
Operating income	148	142	6	4.2%

Eliminations and adjustments
Revenues	2	(7)	9	—

Total
Revenues	20,422	19,254	1,168	6.1%
Gross operating margin	3,737	3,530	207	5.9%
Operating income	2,778	2,693	85	3.2%

Net capital employed	13,421	12,334	1,087	8.8%
Operating assets	23,154	20,806	2,348	11.3%
Operating liabilities	9,298	8,285	1,013	12.2%
Employees at year-end (no.)	35,783	35,537	246	0.7%
Capital expenditure	1,692	1,711	(19)	-1.1%

Electricity
For the purposes of analyzing the results, electricity distribution and sales activities managed by Italian companies are presented separately from those managed by foreign subsidiaries.
Electricity — Domestic operations

The sector includes:
▪	Enel Distribuzione (electricity distribution network serving the free and regulated markets; sale of electricity on the regulated market);
▪	Deval (activities similar to those of Enel Distribuzione, but limited to the Valle d’Aosta region);
▪	Enel Energia (sale of electricity on the free market to customers with an annual consumption of less than 100 million kWh);
▪	Enel Sole (public and artistic lighting) and Enel.si (franchising).
Rates and rate updates
With its integrated text of January 30, 2004 (Resolution no. 5/04), the Authority for Electricity and Gas set the rates for the provision of the services of the transmission, distribution, metering and sale of electricity for the period from February 1, 2004, to December 31, 2007.
The measure transposes the provisions of Law 290/03, which established the following principles:
▪	the Authority must adopt criteria that include the revaluation of infrastructure;
▪	the Authority must set a risk-free yield which is at least in line with that of long-term government securities, as well as a symmetrical allocation between users and companies of the gains from any greater efficiency achieved compared with the targets set in the price-cap mechanism, which is applied to the rate components that cover operating costs and depreciation.
The return on capital incorporated in the rates was set at 6.8% for distribution networks and 8.4% for metering services and for the purchase of electricity and its sale on the regulated market.
The rates for distribution services are to be updated under the price-cap mechanism, which applies exclusively to the portion of the rate parameters covering the remuneration of operating costs (including depreciation). The annual rate of reduction in operating costs and depreciation was lowered from that applied in the previous regulatory period (when it was 4%) to its current 3.5% for distribution services.
The regulations exclude the application of the price-cap mechanism for the rate components that cover capital employed. These components will be revised annually to take account of the rate of change in the gross fixed investment deflator, the rate of change in expected electricity demand and the change in net investments made.
The integrated text also includes:
▪	the possibility for distributors to autonomously set the price for the provision of electricity distribution to non-residential end-users, both on the free and regulated markets, in compliance with the revenue constraints set by the Authority (allowed revenues), in line with the regulations in effect for the first regulatory period;
▪	the application of the Authority’s rates for transmission services, metering services, and the purchase of electricity and its sale on the regulated market;
▪	the application of the Authority’s rates for residential users, differentiated by amount of power used;
▪	the possibility for distributors to offer additional rate options to those set by the Authority, subject to the Authority’s approval.
The integrated text also regulates the sale of electricity to distributors for the regulated market provided by the Single Buyer.
The regulation, which went into effect on April 1, 2004, when the electricity Power Exchange began operations, calls for the sales price of electricity to distributors for sale to the regulated market to be set for a given month as the average of the unit costs incurred by the Single Buyer for the purchase of electricity on the Power Exchange or through bilateral agreements and for the hedging of risk through contracts for differences or other types of contracts.
By contrast, the price of electricity provided by distributors to end-users on the regulated market is set by the Authority on a quarterly basis.
Any differences for the distributors between revenues on the sale of electricity to end-users on the regulated market and costs incurred for the purchase of this energy are subject to equalization.
The integrated text provides for equalization mechanisms for distribution costs that also recognize the specific nature of the various distribution companies. These mechanisms are based in part on analyses of parametric costs and in part on specific analyses, which are conducted by the Authority for each company.
With Resolution no. 287/05, the Authority modified the integrated text to allow for equalization mechanisms that also include the additional residential dual-rate options. In addition, with Resolution no. 115/05 the Authority supplemented the integrated text by defining the procedures for applying the equalization mechanism and assigned operational management of the equalization mechanisms to the Electricity Equalization Fund.

As for the connection contributions and fixed fees, the integrated text calls for the application of a price cap beginning in 2005, and for the entire regulatory period, with a reduction, in real terms, of 3.5%. With Resolution no. 202/05, in application of the aforementioned measure, the Authority reduced the amounts of these fees by 1.7%.
With Resolution no. 202/05, the Authority updated the fee for electricity distribution services for 2006, setting an increase of 0.8% over 2005.
The fees for metering services and sales remained unchanged from those of 2004. The Authority for Electricity and Gas also approved the rates proposed by distributors for 2006. As in 2005, Enel Distribuzione proposed dual-rates for residential customers with digital meters as well. Customers are therefore able to select the rates option that best suits their own consumption patterns.
Service quality and continuity
With Resolution no. 4/04, the Authority approved the integrated text containing provisions regarding the quality of the services of electricity distribution, metering, and sales for the 2004-2007 regulatory period. The new quality regulations concern both service continuity and relations between the consumer and the service providers.
In July 2005, the Authority redefined the service continuity trend levels for the period 2005-2007 for all areas served by those companies, including Enel Distribuzione, that participate in the reduction mechanism for service interruptions attributable to external factors. The Authority also established that, by the end of 2007, all distribution companies must be able to provide accurate information on all customers affected by each interruption, including low-voltage users.
With Resolution no. 250/05, the Authority defined the incentives and penalties for distribution companies in relation to the service continuity levels achieved in 2004. Enel received a bonus of €63 million.
As of 2006, the integrated text adds a new criteria for the regulation of service continuity, which sets a maximum number of interruptions for high and medium-voltage users, differentiated by areas of varying concentration. Distributors are subject to penalties in the event the number of interruptions for individual large high and medium-voltage customers exceeds the limit set by the Authority.
The Authority also established that, beginning in 2006, these penalties are to be paid as individual compensation among all high and medium-voltage customers, regardless of size, as long as they have adequate systems and a number of interruptions that exceeds the preset ceiling. The Authority also defined the amount and method of disbursement of compensation payments.

Energy efficiency

With resolution no. 7/06, the Authority established a primary energy savings objective for Enel Distribuzione for 2006 of roughly 170,000 metric tons petroleum equivalent (TPE).
For each ton of petroleum saved through the promotion of initiatives to improve efficiency in the use of electricity and natural gas by customers, the Authority will pay the distributors a rate contribution to cover costs incurred in the amount of €100 per TPE saved, up to the specific target set for each distributor.
Network streamlining

In 2005, in application of Legislative Decree 79/99, procedures continued for the sale by Enel Distribuzione of distribution networks to municipal utilities that request them, as well as for the acquisition of the networks of municipal utilities not entitled to hold concessions.
Effective January 1, 2005, Enel Distribuzione sold the electricity distribution and sale network serving the municipalities of Ortona and San Vito Chietino to Azienda Elettrica Odoardo Zecca. The distribution business sold serves 9,000 customers with an aggregate annual consumption of about 160 GWh, and was valued at €14 million.
As mentioned in the section on significant events in 2005, on July 1, 2005, Enel Distribuzione sold its distribution business in the province of Trento to SET Distribuzione. Finally, on March 13, 2006, Enel and Hera signed a preliminary agreement for the sale of the division related to the distribution and sale of electricity in 18 municipalities in the province of Modena.

Capital expenditure and networks
Domestic capital expenditure

Millions of euro
	2005	2004	2005-2004

Investments in distribution networks:
- high-voltage	164	175	(11)	-6.3%
- medium-voltage	401	411	(10)	-2.4%
- low-voltage	754	805	(51)	-6.3%
Total	1,319	1,391	(72)	-5.2%

Other investments in property, plant and equipment	118	85	33	38.8%
Investments in intangible assets	98	92	6	6.5%

TOTAL	1,535	1,568	(33)	-2.1%
The reduction in distribution network investment in 2005 (down €72 million) involved all voltage categories. In particular, the lower level of investment on low-voltage networks is almost entirely due to capital expenditure in respect of the digital metering project, which has now reached its final stages. In 2005, about 6.2 million meters were replaced (about 7.4 million in 2004), thereby reaching a total of 27.0 million meters replaced since the launch of the project.
Electricity distribution networks

	km	no.	km	no.	km	no.
	at Dec. 31, 2005		at Dec. 31, 2004		2005-2004

High-voltage lines	18,952	—	19,114	—	(162)	—
Primary substations	—	2,025	—	2,013	—	12

Medium-voltage lines	335,151	—	335,841	—	(690)	—
Secondary substations	—	411,404	—	410,657	—	747

Low-voltage lines	736,026	—	734,890	—	1,136	—
Operating performance
Revenues came to €17,905 million in 2005, an increase of €431 million (+2.5%) over 2004 due to the following main factors:
▪	a €553 million increase in the transport and sale of electricity to end-users for Enel Distribuzione and Deval, essentially attributable to the adjustment of the rate component connected with the cost of electricity purchases. This increase was partially offset by a decline in sales to resellers in the amount of €252 million as a result of the start of operations with the Single Buyer on April 1, 2004. In 2004, such revenues included the upward revision of estimates made at December 31, 2003 of volumes of electricity distributed and sold in 2003, not yet measured and billed;

▪	a €168 million increase in revenues recorded by Enel Energia due both to higher quantities sold and higher average unit prices;

▪	a €135 million decrease in revenues related to bonuses received for electricity service quality and continuity following the award in 2004 of bonuses related to 2003 and 2004. This reduction was offset by lower charges related to the promotion of energy efficiency and green certificates for a total of €68 million;

▪	an increase in capital gains on disposals in the amount of €89 million, primarily related to the sale of the business unit involved in the distribution and sale of electricity in the Trento province;

▪	a €41 million decrease in revenues from franchising activities (Enel.si).
Sale and transport of electricity (Enel Distribuzione and Deval)

	Millions of kWh				Millions of kWh
	Transported	Sold on the			Transported	Sold on the
	for the free	regulated		Millions	for the free	regulated		Millions
	market	market	Total	of euro	market	market	Total	of euro
		2005				2004

High-voltage	46,212	5,319	51,531	611	45,083	4,827	49,910	529
Medium-voltage	67,060	20,247	87,307	2,641	63,372	23,966	87,338	2,782
Low-voltage	8,098	104,111	112,209	12,260	5,236	108,168	113,404	11,791

Total	121,370	129,677	251,047	15,512	113,691	136,961	250,652	15,102
Sales on the regulated market in 2005 came to 129,677 million kWh, down 7,284 million kWh from 2004, in part as a result of the sale of the distribution network in the Trento province, which took place on July 1, 2005. The volumes of energy transported for the free market came to 121,370 million kWh, an increase of 7,679 million kWh (up 6.8%). Total electricity “distributed” remained essentially unchanged from the same period of the previous year (up 0.2%).
Total revenues from the sale and transport of electricity on the regulated market, excluding sales to resellers, came to €15,512 million in 2005. The increase of €410 million (+2.7%) over 2004 despite essential stability in the electricity distributed is essentially the result of the updating of the rates component related to the cost of electricity purchases.
Sales to resellers fell by €252 million, going from €266 million to €14 million in 2005. This reduction can be traced to the fact that since April 1, 2004 resellers acquire electricity directly from the Single Buyer.

With regard to the free market, revenues from the sale of electricity to eligible end-users and other operators (including intragroup adjustments with Enel Trade) increased by €152 million (+23.2%), as detailed below:
Free-market electricity sales

	Millions	Millions	Millions	Millions	Millions	Millions
	of euro	of kWh	of euro	of kWh	of euro	of kWh
	2005		2004		2005-2004

Sales to eligible end-users	801	8,326	643	7,348	158	978
Sales to other operators	6	100	5	113	1	(13)

Intragroup adjustments	—	—	7	—	(7)	—

Total	807	8,426	655	7,461	152	965
The growth in the volume of electricity sold to end-users reflects the additional liberalization of the market in 2004, as well as the effects of the sales campaign for 2005.
Including sales made by Enel Trade to end-users, which amounted to 10,058 million kWh, the Group’s domestic free market sales to end-users reached 18,484 million kWh in 2005, declining by 11.3% from 2004 (down 2,356 million kWh), due mainly to lower sales to large electricity users and wholesalers following a change in the positioning of the customer portfolio.
The gross operating margin reached €3,303 million in 2005, an increase of €75 million (up 2.3%) over 2004. The rise is essentially due to the reduction in operating costs, especially personnel costs, as well as to capital gains on the sale of the electricity distribution and sales business unit in the Trento province. These effects were partially offset by the decrease in bonuses for electricity service quality and continuity following the recognition in 2004 of bonuses related to both 2003 and 2004, as well as by the lower margins on the sale and transport of energy by Enel Distribuzione, which, in 2004, benefited from the supplementation of that which had already been assessed as of December 31, 2003 as the estimate of electricity distributed and sold in 2003.
Operating income for 2005 came to €2,487 million, down €18 million from 2004 as a result of the increase in depreciation, amortization and impairment losses in the amount of about €93 million.

Electricity — International operations
The Enel Group operates in Spain in the field of electricity distribution and sale through Electra de Viesgo Distribución, Barras Eléctricas Galaico Asturianas and Viesgo Energía, as well as in Romania following the acquisition of Electrica Banat and Electrica Dobrogea on April 28, 2005. The energy sold abroad by distribution companies in 2005 reached 8,093 million kWh, a rise of 3,635 million kWh over the previous year (+81.5%).
Revenues grew by €522 million, from €391 million to €913 million. This increase is due primarily to the acquisition of the two Romanian distribution companies (up €332 million), as well as to the increase in activity of the Spanish subsidiaries.
The gross operating margin came to €192 million, up €115 million over the previous year, €82 million of which related to the Romanian companies.
Operating income came to €143 million in 2005, compared with the €46 million of 2004, as a result of the increase in depreciation, amortization and impairment losses in the amount of €18 million, €12 million of which related to the Romanian companies.
Capital expenditure amounted to €68 million last year, primarily for the network of Electra de Viesgo Distribución, an increase from the previous year of €15 million, €12 million of which related to the Romanian companies.
International capital expenditure

Millions of euro
	2005	2004	2005-2004

Investments in distribution networks:
- high-voltage	18	16	2	12.5%
- medium-voltage	24	18	6	33.3%
- low-voltage	20	10	10	100.0%
Total distribution networks	62	44	18	40.9%

Other investments in property, plant and equipment	6	9	(3)	-33.3%

TOTAL	68	53	15	28.3%

Gas
Within the Networks, Infrastructure and Sales Divisions, the distribution and sale of natural gas is carried out primarily by the following companies:
▪	Enel Rete Gas, Avisio Energia and Co.Im Gas, owners of the distribution networks and the related concessions for their management, which are granted at the local level;

▪	Enel Gas, which handles the sale of gas to end-users. This segment of the market does not require a concession and has been completely liberalized since January 1, 2003.
Procurement and sales to distributors are carried out by Enel Trade, part of the Generation and Energy Management Division.
As part of the project aimed at integrating minor companies operating in the distribution and sale of natural gas, on June 30, 2005, Ottogas Rete, Italgestioni, SAMIG and Metan Gas Sicilia were merged into Enel Rete Gas, while Ottogas Vendita and Italgestioni Gas were merged into Enel Gas. Both mergers were effective retroactively for accounting and tax purposes from January 1, 2005.
Regulatory and rate issues
With multiple rulings issued during 2005, the Lombardy Regional Administrative Court voided Resolution no. 248/04 by which the Authority for Electricity and Gas changed the criteria used to update the terms for the provision of gas with regard to the raw materials component. The text of the court’s rulings indicates that the liberalized activities (including generation, export, purchase and sale to eligible customers) are to be excluded from regulation and therefore lie outside the scope of the Authority’s powers.
The Authority appealed the ruling before the Council of State, which in October 2005 suspended the court’s sentence voiding Resolution no. 248/04, setting a hearing for March 21, 2006. In 2005, Resolution no. 248/04 was never applied. In fact, all quarterly updates of the raw materials component were prepared by the Authority in accordance with the “old” rules set out in Resolution no. 195/02.
For the first quarter of 2006, following the suspension granted by the Council of State of the regional court’s ruling regarding Resolution no. 248/04, the Authority, with Resolution no. 298/05, approved updates to the raw materials component using the criteria introduced with Resolution no. 248/04. The calculation of any adjustments for 2005 has been postponed until a ruling is issued by the Council of State. On January 13, 2006, following appeals filed by a number of operators, the Lombardy Regional Administrative Court suspended the enforceability of Resolution no. 298/05. On February 28, 2006, the Council of State voided the suspension of the resolution granted by the regional court. On March 21, 2006 (with decision no. 217/2006), it accepted the appeal lodged by the Authority to confirm the validity of Resolution no. 248/04. This decision resulted in a charge for Enel of €38 million for 2005.
As regards the duration of gas distribution concessions in effect as of the date of issue of Legislative Decree 164 of May 23, 2000 (the so-called “Letta Decree”), clarifications provided by the Ministry for Productive Activities in November 2004 envisaged the accumulation (as from December 31, 2007) of increases in the transition period specified by Article 15(7) of the Letta Decree in the event the requirements were met before Law 239 of August 23, 2004 (the “Marzano Decree”) came into effect. This would have meant that Enel’s gas concessions would end in 2011 in some cases, and 2012 in others.
The “thousand extensions” decree (Decree Law 273 of December 30, 2005, ratified on February 23, 2006, and published in Gazzetta Ufficiale no. 49 of February 28, 2006) set the end of the transition period at December 31, 2007, with the possibility of an automatic extension of no more than two years in the event that at least one of the conditions indicated in Article 15(7) of the Letta Decree was met. The validity of the gas distribution concessions held by Enel has thereby been extended until December 31, 2009. These can be extended for an additional year (until December 31, 2010), upon approval of the local authority granting the concession for substantiated reasons of public interest. Finally, the decree establishes that concessions for which public funding has been provided (Law 784 of November 28, 1980 and Law 266 of August 7, 1997) are to expire in 2012. As regards the indemnity due to operators for concessions whose expiry is brought forward of their natural expiry date as a result of the above legislation, Article 15(5) of the Letta Decree establishes that the new operator shall pay reimbursement calculated on the basis of the provisions of the agreements or contracts and, where the intention of the parties cannot otherwise be determined, on the basis of an industrial estimate of the plants.
As regards rates, with Resolution no. 122/05, transposing the ruling of the Lombardy Regional Administrative Court, which partially voided Resolution no. 170/04, the Authority introduced the principle of recognition of new investments carried out by the distributor in the distribution rate.
For the assessment of the safety of gas utility systems, Resolution no. 40/04 states that for new hookups to the distribution network, users must complete complex administrative formalities. Since July 1, 2005, this has led to significant delays in new user activations. With Resolution no. 192/05, the regulations were simplified, temporarily allowing the administrative process to be completed after the activation date. This has helped to drastically reduce the number of unprocessed requests.

Operating performance
Revenues from gas operations amounted to €1,602 million in 2005, up €206 million (+14.8%) from 2004. Revenues from the sale of natural gas to end-users came to €1,556 million, up €182 million (+13.2%). This growth is primarily connected to the trend in the rate component of the sales price related to raw materials.
Volumes sold fell by 98 million cubic meters (-1.9%), going from 5,186 million cubic meters in 2004 to 5,088 million cubic meters in 2005.
As of December 31, 2005, the gas sector served roughly 2,143,000 customers throughout Italy (1,966,000 as of December 31, 2004).
Taking into account the activities of Enel Trade, which in 2005 reported sales to third parties of 1,617 million cubic meters of gas and revenues of €364 million, the Group’s total gas sales came to 6,705 million cubic meters, generating €1,920 million in revenues.
The gross operating margin reached €242 million in 2005, an increase of €17 million (+7.6%) over 2004.
Operating income for 2005 came to €148 million, compared with €142 million in 2004. The increase of €6 million reflects both the improvement in the gross margin and an increase of €11 million in depreciation, amortization and impairment losses.
Capital expenditure

Millions of euro
	2005	2004	2005-2004

Investments in gas distribution networks	70	80	(10)	-12.5%
Other investments in property, plant and equipment	2	2	—	—
Investments in intangible assets	17	9	8	88.9%

Total	89	91	(2)	-2.2%
Capital expenditure amounted to €89 million in 2005, a decrease of €2 million from the previous year despite the increase in purchases of software licenses in order to adapt the information systems to those used by the other Group companies.
Net capital employed As of December 31, 2005, net capital employed in the Networks and Infrastructure and Sales Divisions came to €13,421 million, up €1,087 million over the previous year. The change is primarily attributable to the net increase in property, plant and equipment for capital expenditure as well as to the acquisition of the Romanian companies Electrica Banat and Electrica Dobrogea.

Parent Company and Other Activities
Parent Company and Other Activities

Millions of euro
	2005	2004	2005-2004

Parent Company
Revenues	1,103	1,649	(546)	-33.1%
Gross operating margin	67	652	(585)	-89.7%
Operating income	53	647	(594)	-91.8%

Employees at year-end (no.)	569	590	(21)	-3.6%
Capital expenditure	11	10	1	10.0%

Services and Other Activities
Revenues	1,660	1,794	(134)	-7.5%
Gross operating margin	249	214	35	16.4%
Operating income	154	106	48	45.3%

Net capital employed	639	885	(246)	-27.8%
Operating assets	2,927	3,510	(583)	-16.6%
Operating liabilities	2,377	3,981	(1,604)	-40.3%
Employees at year-end (no.)	5,522	3,826	1,696	44.3%
Capital expenditure	99	112	(13)	-11.6%
Parent Company
As an industrial holding company, the Group Parent, Enel SpA, defines strategic targets for the Group and coordinates the activities of its subsidiaries and associates. In addition, Enel SpA manages treasury operations and insurance risk coverage, providing assistance and guidelines on organizational, personnel management and industrial relations, accounting, administrative, tax, legal and corporate matters. Moreover, the Parent Company retains title to long-term electricity import contracts. Until March 31, 2004, electricity was sold to Enel Distribuzione. Subsequently, as required by decree of the Ministry for Productive Activities of December 19, 2003, electricity has been sold to the Single Buyer.
Operating performance
Revenues for 2005 came to €1,103 million, down €546 million from 2004. This reduction is, for the most part, due to the recognition in 2004 of the right to reimbursement of past charges related to Nigerian gas, in the amount of €555 million.
The gross operating margin amounted to €67 million in 2005, down €585 million from 2004, due primarily to the decrease in revenues and narrower margins on energy sales.
Operating income decreased by €594 million to €53 million in 2005.

Services and Other Activities
The Services and Other Activities area provides competitive services to the various Enel Divisions. The area includes Real Estate, Engineering and Construction, Facility Management, Information Technologies, Personnel Training and Administration, Administrative Services, Factoring and Insurance Services, and water activities, which are gradually being divested.
As part of the process of streamlining and centralizing service activities and staff functions under a single company (Enel Ape Srl, renamed Enel Servizi Srl on February 10, 2006), structures were created to share services in order to obtain maximum efficiency and improve process quality, enabling operating companies to concentrate on their core energy business. The following changes took place in 2005:
▪	the merger of Enel Facility Management and Enel.it into Ape Gruppo Enel took place with effect from January 1, 2005. The company resulting from the merger assumed the name Enel Ape Srl;

▪	on January 1, 2005, Enel Ape acquired the information and communication technology units of Enel Distribuzione and Enel Produzione. This led to Enel Ape taking on an additional 234 people;

▪	on April 1, 2005, Enel Ape acquired the administration units of Enel SpA, Enel Distribuzione, and Enel Produzione, which led to the addition of 957 employees for Enel Ape;

▪	On July 1, 2005, the Group companies transferred their services units to Enel Ape, with the consequent transfer of all related contracts and 932 employees.
Finally, on May 10, 2005, Enel completed the sale to Compagnie Générale des Eaux SA, a water industry holding company of the Veolia Environment Group, of a 100% stake in Enel.Hydro, which holds Enel’s interests in the water sector in the Calabria region and in the Latina province, in addition to a 20% stake in Idrosicilia.
Total revenues from Services and Other Activities area for 2005 came to €1,660 million, compared with €1,794 million in 2004. Of these totals, operations with other Divisions of the Group accounted for 77.5% and 58.6%, respectively.
Revenues from third parties came to €374 million, compared with €742 million in 2004. The decline is to be attributed primarily to Engineering and Construction, which, following the change in strategy followed by the Group regarding non-core activities, is currently concentrating on providing services to other Group companies, while commitments with third parties are limited to the completion of contract work in progress.

The gross operating margin reached €249 million in 2005, an increase of €35 million (up 16.4%) over 2004. This change is primarily due to the centralization of service activities (up €54 million), which was partially offset by the reduction in engineering and real estate activities following the sale of NewReal in July 2004.
In 2005, operating income came to €154 million, an increase of €48 million over 2004 (€106 million), benefiting from the decrease of €13 million in depreciation, amortization and impairment losses.
Net capital employed
Net capital employed came to €639 million as of December 31, 2005, compared with €885 million in 2004 (down €246 million). This change is due primarily to the decrease in engineering and construction activities.

Discontinued operations

Millions of euro
	2005	2004	2005-2004

Operating income	572	(1,118)	1,690
Net financial expense	(240)	(467)	227
Income taxes	213	(618)	831
Net income before capital gains	119	(967)	1,086

Gains on disposal of equity investments	1,153	812	341

Income from discontinued operations	1,272	(155)	1,427
Following the sale of the stakes in Wind and Terna on August 11 and September 15, 2005, respectively, the results for these companies were deconsolidated and are shown, up to the date of sale, as discontinued operations.
The capital gains for 2005 were essentially achieved with the sale of a 43.85% stake in Terna, while the capital gain for 2004 is related to the sale of a 50% stake in this subsidiary.
All capital gains realized with the sale of shares in Terna, both in 2004 and 2005, have therefore been reclassified among discontinued operations for the purposes of comparison.

Outlook
Enel in 2006 is now fully focused on its core business of electricity and gas. Our energies are devoted to pursuing continuous increases in efficiency, developing the Italian market, which is on the way to full liberalization, and, above all, expanding abroad, our key strategic option and the arena in which the funds generated by our disposals will be deployed.
In confirmation of our desire to be a European energy leader, Enel will be continuing the process of internationalization, supported by the establishment of the International Division, which will provide focused coverage of all of the Group’s activities abroad. In particular, in the first half of 2006, we expect to conclude the acquisition of Slovenské Elektrárne, the leading electricity generation company in Slovakia.
Domestically, Enel will be preparing for the transition to full liberalization of the electricity market, through both innovative electricity and gas offerings targeting the various customer segments and initiatives aimed at taking advantage of synergies in the electricity and gas industries.
In particular, the generation area will be continuing with the optimization of fuel supplies and the transformation of plants, including the completion of combined-cycle conversions (Santa Barbara and Termini Imerese) and coal transformation (Sulcis and Torrevaldaliga Nord), as well as general improvements in operating efficiency.
As regards the distribution and sale of electricity, we expect the regulatory environment to be in line with that of the previous year. In particular, rates related to electricity distribution and connection fees have been updated by applying the price-cap mechanism, which has been set at a nominal value of 1.5%. The rate components related to capital employed have been increased by 0.5% over 2005. As a result, in 2006 we expect the net margins on the sale and transport of electricity to be essentially in line with last year.
In order to achieve sufficient levels of profitability, we will be continuing initiatives aimed at continuing to increase operating efficiency.
Furthermore, the Sales Division will develop the domestic end-user market for electricity and gas by targeting the sales functions for the various customer segments and providing a high level of service quality.

In particular, our action plans for 2006 seek to:
▪	continue the digital metering project, with the completion of the installation of more than 30 million meters;

▪	continue the re-engineering of the processes managed by the Networks, with the objective of improving the quality of service provided to our customers;

▪	maintain the optimization of the return on our investments, while improving the level of service quality through a selection process aimed at reducing the risk of failures;

▪	develop the electricity market and prepare for the liberalization expected to take place in 2007 with the implementation of new electricity service options, as well as combined electricity and gas packages.
As for the distribution and sale of gas, we will be continuing initiatives aimed at improving operational integration, as well as increasing efficiency and containing costs. Profitability for 2006 is expected to reflect both general market dynamics and the impact of regulatory developments.
The efficiency programs and cost-containment initiatives which have begun in the various business segments, as well as international growth, will continue to have positive effects in 2006, with results for the year expected to improve.

Research and development
The Enel Group currently conducts “competitive research” aimed at meeting the needs of the companies of the Group. This research, which employs the skilled resources of the Generation and Energy Management Division, involved expenditure of about €20 million in 2005, essentially in line with 2004.
“System research”, conducted for the benefit of all actors in the Italian electrical system, governed by regulations concerning the reorganization of the electrical industry and remunerated through a specific rate component, is conducted by the associated company Cesi, in which the Enel Group held a 25.92% stake as of December 31, 2005.
In 2005, “competitive research” continued looking into the various aspects of electricity generation in order to increase efficiency and to improve the costs and environmental compatibility of the generation process. In particular:
▪	the diagnostics systems for the new geothermal plants of Nuova Larderello and Nuova San Martino have been completed and placed in service. They will provide automatic diagnostics capabilities for remotely controlled plants;

▪	research has continued into low-cost fuels and into the optimization of combustion processes. Additional studies and testing have examined the combustion system of the recently acquired gas turbines, with the development of innovative solutions for reducing combustion noise, which is responsible for instability problems and operational shutdowns;

▪	research and testing as part of the “zero emissions” project has continued, with the successful completion of a number of tests. A technical and financial study for the use of dry cooling towers, replacing the wet towers currently used in the geothermal cycle, was also conducted;

▪	the development of technologies and management tools for the full recycling of ash produced in coal-fired thermal plants continued with the refining of technologies to verify the efficiency of the reduction of incompletely combusted material in ash and the production of special-use materials;

▪	as part of the “advanced generation techniques” project and the development of renewable resource systems, the “Archimede” project, launched by Enel in cooperation with Enea in 2003, continued last year. The project seeks to develop a new solar energy technology that uses parabolic mirrors and high temperature solar collectors;

▪	with regard to the studies into carbon dioxide, we have begun participating in the “Dynamis” project, which is funded by the European Union and seeks to study the optimal configuration and characteristics of an electricity generation system using fossil fuels while separating the carbon dioxide;

▪	in the context of the “Hydrogen Park” consortium (now a limited-liability consortium company), which Enel joined in January 2004, the development and testing of technologies for the production of hydrogen from coal and of an advanced hydrogen-powered thermoelectric cycle has continued. The preliminary project for the design of a 12 MW test hydrogen plant for the generation of electricity and heat, to be installed at the Fusina plant, has been completed. The plant consists of a hydrogen gas turbine with steam injection and exhaust heat recovery, producing very low emissions and high efficiencies. It will be fueled with the hydrogen currently available at the Marghera petrochemical complex;

▪	the study of a new process based on the pyrolysis of coal continued. After modeling and laboratory research demonstrated the process’s potential, initial testing of a 3.2 MW plant was carried out at the Bastardo (Perugia) plant.

Human resources and organization
Organization
In 2005, Enel introduced a new organizational model more appropriate to the Group’s international development strategy and to the complete opening of the Italian electricity market, which is expected to take place on July 1, 2007.
In November, as authorized by the Board of Directors of Enel SpA, the International Division was established and charged with the mission of developing the organization’s presence and business in the electricity and gas industry abroad, managing and optimizing international operations, defining development strategies, and balancing generation capacity in the foreign regional markets involved.
The responsibilities related to the management of the Networks, Infrastructure and Sales Divisions have also been separated, with the latter being assigned the mission of managing the end-user electricity and gas markets in Italy, developing an integrated package of products and services, while ensuring that commercial services meet quality standards.
As a result of these developments and in view of the deconsolidation of Wind and the near total disposal of the investment in Terna, the Group is now made up of the following Divisions: Generation and Energy Management, Networks and Infrastructure, Sales, and International.
The reorganization of staff functions begun in 2004 continued in 2005 in order to ensure comprehensive, unified governance and the full implementation of efficiency improvements and performance-enhancement measures.
Following the merger of Enel.it and Enel Facility Management into Enel Servizi (formerly Ape Gruppo Enel, a subsidiary in charge of personnel management) on January 1, 2005, the information technology (January 1, 2005), administration (April 1, 2005), and services (July 1, 2005) units of the main Group companies were transferred to Enel Servizi. This corporate reconfiguration confirms the prevalently internal focus of these units, aimed at offering efficient and high-quality services to the rest of the Group.
The process of corporate streamlining also involved the Generation and Energy Management Division, with the merger, effective as of June 1, 2005, of Enel Green Power, Enel Logistica Combustibili, and Conphoebus into Enel Produzione, in line with the organizational model adopted in the sector of electricity generation, which consolidates all activities related to this business into a single area. Furthermore, effective January 1, 2006, the engineering and construction services of Enelpower provided to the other Group companies were grouped with the plant design and development activities of Enel Produzione, leaving Enelpower responsible solely for the completion of contracts currently in progress with third parties.
Finally, the optimization of the organizational structure was also pursued with the continuation of measures aimed at improving operating processes in generation and distribution.
Development and training
Development initiatives in 2005 focused on the increasingly individual management of human resources and the internal development of management and key professional staff. To that end, efforts have pursued two parallel paths:
▪	the identification and description of the skills of the key positions in core and support processes, both for Enel as a whole and for the individual Divisions;

▪	the extension of the process of evaluating skills, performance and potential.
Training has been organized along four main lines that are closely integrated with the organization’s strategies and development policies:
▪	strengthening management through action learning and learning tours for young managers already in key corporate positions;

▪	supporting change management and excellence and efficiency enhancement;

▪	promoting a shared Enel culture and knowledge base through corporate training (for new recruits and new middle and senior management);

▪	general campaigns targeting broader employee populations, particularly the corporate social responsibility project, which involved all of the Company’s middle and senior management.
For 2006, the training plans that have already been established call for further strengthening of management training and a focus on three main areas: internationalization, markets, and execution speed and effectiveness.
Enel will also launch an intensive, broad-based training program on safety procedures and risk perception.
Hiring
Personnel selection within Enel seeks to ensure that candidates selected meet the requirements of the job profiles at the various entry levels and to create the conditions to enhance Enel’s appeal to the most attractive segments of the labor market.
Recruiting is focused on candidates that contact the organization at their own initiative through the dedicated section of the corporate website. The selection process is tailored according to the type and number of positions to be covered.

Of the more than 600 new hires that took place in 2005, more than 65% were for new career profiles. More than 100 of these were recent university graduates placed primarily in areas of the core business (planning, systems, energy management, sales and marketing, and technical areas) and, with a view to strengthening staffing levels, the ICT and management control functions. In terms of operations, more than 340 workers were also hired in 75 provinces and about 170 municipalities, confirming our coverage of the entire country.
In 2006, we expect to complete the intensive recruiting and selection process which began in the second half of 2005 to reinforce the technical and managerial resources of the International Division.
Compensation and incentive systems
The compensation policy for 2005 focused on:
▪	strengthening the integration of compensation and evaluation processes;

▪	increasing the variable component of compensation linked to company performance;

▪	taking selective action with the fixed component of compensation, confirming a merit-based policy aimed at rewarding high-value skills within each professional family.
Short-term incentives in 2005 continued to be based on a management-by-objectives (MBO) approach, involving about 82% of senior management and about 12% of middle management. Enel also implemented an incentives plan for part of the sales personnel. With regard to medium to long-term incentives, a stock options plan was again implemented in 2005, involving roughly 85% of senior management.
In 2006, in confirmation of the goals pursued in recent years, we will be focusing on improving the planning process for the development and compensation of various segments of our employees. We will also consolidate and refine the methods already introduced. To that end, we have launched a review of the MBO system in order to simplify the process using information systems, as well as to streamline the tool and strengthen the process of defining and communicating objectives, all in compliance with the principles of corporate governance.
Labor relations
Electricity industry
In 2005, the implementation of the new divisional structure continued throughout the organization. As part of this initiative, Enel dialogued with the trade unions regarding the transfer of processes and human resources to Enel Servizi (administration, services, and information technology) and the corporate rationalization of the GEM Division (mergers into Enel Produzione). A significant portion of the regional agreements were then renewed with regard to the reimbursement of travel expenses, and discussions were held regarding performance bonuses. The complex negotiations also continued regarding the issues of social institutions and trade union activities, which led to the signing of a memorandum of understanding, and preparations have begun for the transfer of the electricity distribution business unit to the Autonomous Province of Trento. Finally, in September 2005, at the request of the European Federation of Public Service Unions (EPSU), the preparatory stages were begun for the establishment of the European Corporate Committee within Enel.
At the industry level, the difficult negotiations have continued regarding the right to strike (including “virtual” strikes), and work has begun to renew the Italian national collective bargaining agreement, with the trade unions presenting their requests for renewal, followed by a presentation of employers’ position.
Gas industry
At the corporate level, discussions were held with trade unions on the process of integrating the newly acquired companies into Enel’s gas business and the rationalization projects aimed at merging the existing companies into Enel Gas (sales) and Enel Rete Gas (distribution). The process of transferring activities and staff to Enel Servizi was also begun. An agreement was then signed regarding the performance bonus and the harmonization of certain benefits with the finalization of previous agreements.
At the industry level, on June 22, 2005, a national agreement was reached on the need to wind down the Gas Fund and to move towards a supplementary retirement benefit system. The parties signing the document presented a proposal for legislation based on the agreement to the Directorate-General of the Ministry of Labor. Furthermore, at the end of 2005, the Italian national collective bargaining agreement for the gas and water industry expired, and negotiations began for its renewal with the presentation of the joint trade union platform.
Staffing levels
At December 31, 2005, the Enel Group employed a total of 51,778 people.
The reduction in the Group’s workforce during 2005 was due primarily to the net effect of the disposal and acquisition of companies. In particular, the acquisition of the Romanian companies Electrica Banat and Electrica Dobrogea resulted in an increase of 3,629 employees, while the sale of the Wind and Terna groups led to a reduction of 11,169. The net decline of 2,529 employees as a result of hirings and terminations is in line with the trend set in past years.

Terminations were primarily the result of early retirement incentives (about 82% of the total). At December 31, 2005, the number of employees of foreign subsidiaries was 5,115.
Changes in the total number of employees at December 31, 2004 are summarized in the table below:

Employees at Dec. 31, 2004		61,898

Changes in scope of consolidation:
- Delta	168
- Enel North America (St. Felicien)	29
- Electrica Banat	2,014
- Electica Dobrogea	1,615
- Enel ESN Energo	9
- Enel Servicii	4
- Easygas	2
- Metanodotti Padani	12
- Disposal of TLC Group	(8,270)
- Disposal of the Terna Group	(2,899)
- Disposal of the Trento business unit	(259)
- Disposal of the Rete Gas business unit	(15)
- Disposal of Enel.Hydro	(1)

		(7,591)

Hirings	979
Terminations of employment	(3,508)

		(2,529)

Employees at Dec. 31, 2005		51,778

Stock option plans
Since 2000 the Enel has implemented stock option plans each year in order to give the Enel Group — in line with international business practice and the leading Italian listed companies — a means for fostering management motivation and loyalty, strengthening a sense of corporate belonging in our key personnel, and ensuring their enduring and constant effort to create value, thus creating a convergence of interests between shareholders and management.
The remainder of this section describes the features of the stock option plans adopted by Enel and still in place in 2005.
The 2001 Plan
This initiative began in December 1999, when an extraordinary meeting of Enel’s Shareholders authorized the Board of Directors to increase share capital — one or more times and for a period of five years, pursuant to Article 2443 of the Civil Code — by a maximum total amount of 121,261,500,000 lire (and thus by slightly less than 1% of share capital at the time) through the issue of a maximum of 121,261,500 ordinary shares with a par value of 1,000 lire each, bearing full dividend rights, to be offered for subscription against payment to executives — to be selected by the Board of Directors from those performing functions that are important for attaining the Group’s strategic goals — of Enel itself and/or its subsidiaries pursuant to Article 2359 of the Civil Code, with the consequent exclusion of the preemptive rights pursuant to Article 2441, last paragraph of the Civil Code and Article 134, paragraphs 2 and 3 of Legislative Decree 58 of February 24, 1998.
Implementing the aforesaid Shareholders’ Resolution, in April 2001 the Board of Directors approved a stock option plan, together with Regulations that govern them. Among the beneficiaries of the plan was Enel’s Chief Executive Officer in his capacity as General Manager.
The Regulations provided for the executives selected by the Board of Directors to be granted personal and non-transferable inter vivos rights (the options) to subscribe a corresponding number of newly issued ordinary Enel shares. As established by the Board of Directors, the executives were then divided into different brackets and the number of options granted to each of them was determined by applying a multiplier to the ratio between the reference gross annual compensation of the bracket concerned and the value of a three-year option, determined on the basis of market valuations. The right to subscribe the shares is subordinated to the executives concerned remaining employed within the Group, with a number of exceptions (for example, termination of employment because of retirement or permanent invalidity, exit from the Group of the company at which the executive is employed, and succession) specifically governed by the Regulations.
The Regulations also established that the options granted — in the event the conditions of exercise were met — would be exercisable as follows: (i) 20% as from the year following the one in which they were granted (“one-year options”) and until the fourth year following the one in which they were granted; (ii) the remaining 80% beginning the third year following the one in which they were granted (“three-year options”) and until the fourth year following the one in which they were granted.
In any event, the options are exercisable each year only during the fifteen trading days on the Italian Stock Exchange following the approval of the financial statements of Enel SpA by the Annual General Meeting.
With regard to the conditions of exercise — suspensory in nature — the Regulations establish that all the options granted would become exercisable if the arithmetic average of the reference prices of Enel shares on Borsa Italiana SpA’s electronic stock exchange in the last three months of the year of the grant was higher than the target price determined by the Board of Directors on the basis of analysts’ consensus valuation. If the target price were not exceeded, all the one-year options and 30% of the three-year options would lapse automatically.
However, the Regulations also provided for the possibility of exercising the remaining 70% of the three-year options (and thus 56% of the total number of options granted) in the event that (i) the percentage change in the price of Enel shares on Borsa Italiana SpA’s electronic stock exchange during the year in which the options were granted was greater — according to the calculation criteria set out in the Regulations — than the performance of a specific reference index determined by the Board of Directors as the average of the MIBTEL index (weighting: 50%) and the FT-SE Eurotop 300 Electricity index (weighting: 50%) and (ii) the parameter representing the actual growth in the Group’s value (EVA) during the year in which the options were granted was greater than that set by the Board of Directors.
In accordance with the Regulations, the strike price of the shares was to be determined by the Board of Directors as no less than the arithmetic average of the reference prices of Enel shares on Borsa Italiana SpA’s electronic stock exchange during the period between the date on which the options were granted and the same day of the preceding solar month. Subscription of the shares at the strike price is to be charged entirely to the beneficiaries, as the Plan does not provide for any facilitated terms to be granted in this respect.

Developments in the 2001 stock option plan
Under the Regulations, the 2001 stock option plan involved the granting of 68,548,100 options to 381 Group executives at a strike price of €3.636. However, the review conducted to ascertain the extent to which the objectives set by the Board of Directors had been attained showed that (i) the target price had not been achieved, and thus all the one-year options (amounting to 13,709,620 options) and 30% of the three-year ones (amounting to 16,451,544 options) lapsed, while (ii) the subordinate objectives — regarding both the performance of Enel’s shares with respect to the benchmark and surpassing the EVA during the year in which the options were granted — had been achieved, which satisfied the conditions for exercising the remaining 70% of the three-year options. Accordingly, only 38,386,936 three-year options became exercisable under the 2001 plan. This number was halved to 19,193,468 as a result of the reverse split of Enel’s shares approved by the Extraordinary Shareholders’ Meeting in May 2001, effective as from July 9, 2001, on the occasion of the redenomination of share capital in euro. The reverse split also entailed the doubling of the strike price of the options from €3.636 to €7.272. Of the 19,193,468 three-year options that became exercisable, because of the early termination of employment of the related grantees (i) 2,503,326 lapsed during the period between the date of granting of the aforesaid options and the end of 2004 and (ii) 388,809 lapsed during 2005.
Capital increase to serve the 2001 stock option plan
As a consequence of the foregoing, in April 2001 the Board of Directors, in partial execution of the enabling authority granted it by the Extraordinary Shareholders’ Meeting held in December 1999, approved a divisible capital increase (representing a maximum potential dilution of less than 0.6% of capital at the time) to serve the options granted with the stock option plan for 2001.
Specifically —taking into account the effects of the redenomination of share capital and reverse split of Enel’s shares — at that time the Board of Directors approved a capital increase of a maximum amount of €34,274,050, to be subscribed by December 31, 2005, serving the options under the 2001 plan, at a strike price of €7.272. For this plan, however, following the review conducted to ascertain the extent to which the objectives set by the Board of Directors were attained, the capital increase could be subscribed up to a maximum of €19,193,468.
In execution of the Board resolution, at the end of 2005 a total of 16,301,333 ordinary shares serving the stock options for the 2001 plan exercised between May 27 and June 16, 2005 had been issued and subscribed.

The 2002 Plan
In May 2001, accepting the proposals made by the Board of Directors (in consideration of the insufficiency of the remaining capital increase authorized by the shareholders in December 1999 to implement additional stock option plans), an extraordinary meeting of Enel’s shareholders initiated a new stock option plan, resolving:
▪	to revoke, with regard to the part not yet exercised by the Board of Directors, the enabling authority to increase the share capital granted in December 1999, while confirming all the acts carried out in the exercise of this power;

▪	to again grant the Board of Directors the authority to increase share capital by a maximum of €60,630,750 (slightly less than 1% of capital at the time), endowed with the same characteristics as the authority granted in December 1999 and potentially involving all the executives of Enel and/or its subsidiaries pursuant to Article 2359 of the Civil Code.
In carrying out this mandate from the shareholders, in March 2002 the Board of Directors approved the stock option plan for 2002 (supplemented in September of the same year), together with the Regulations for implementing it. The structure of the plan differs significantly with respect to the 2001 plan and is more in line with the changed situation in the financial markets.
As in the preceding plan, the Regulations provided for the executives selected by the Board of Directors to be granted options to subscribe a corresponding number of newly issued ordinary Enel shares. As before, as established by the Board of Directors, the executives were divided into different brackets and the number of options granted to each of them was determined by applying a multiplier to the ratio between the reference gross annual compensation of the bracket concerned and the value of a three-year option, determined on the basis of its market valuation. The right to subscribe the shares continues to be subordinated to the condition that the executives concerned remain employed within the Group, with a few exceptions (such as, for example, termination of employment because of retirement or permanent invalidity, exit from the Group of the company at which the executive is employed, and succession) specifically governed by the Regulations.
The beneficiaries of the 2002 stock option plan also included those persons who had held, at different times, the position of Enel’s Chief Executive Officer during that year, in their capacity as General Manager.
The Regulations also established that the options granted — in the event the conditions of exercise were met — would be exercisable as follows: 30% as from the first year following the one in which they were granted, an additional 30% as from the second year subsequent to the one in which they were granted, and the remaining 40% as from the third year following the one in which they were granted, with the requirement that the deadline for exercising all the options is the fifth year following that in which they were granted.
In any event, the options are exercisable each year only during three time windows of fifteen trading days on the Italian Stock Exchange following: (i) the Board of Directors’ examination of the preliminary consolidated data, (ii) the Annual General Meeting’s approval of the financial statements of Enel SpA, and (iii) the Board of Directors’ approval of the third-quarter report.
With regard to conditions of exercise — suspensory in nature — the Regulations establish that all the options granted would become exercisable in the event that (i) Group EBITDA for the year in which the options were granted as estimated in the budget approved by the Board of Directors is exceeded and (ii) the percentage change in the price of Enel shares recorded on Borsa Italiana’s electronic stock exchange during the year in which the options were granted was greater — according to the calculation criteria set out in the Regulations — than the performance of a specific reference index, determined by the Regulations as the average of the MIBTEL index (weighting: 50%) and the FT-SE Eurotop 300 Electricity index (weighting: 50%). If both objectives are not jointly achieved, all the options automatically lapse, there being no provision for a mechanism allowing them to be recovered.
As in the 2001 plan, the Regulations established that the strike price of the shares was to be determined by the Board of Directors as no less than the arithmetic average of the reference prices of Enel shares on Borsa Italiana SpA’s electronic stock exchange during the period between the date on which the options were granted and the same day of the preceding solar month. Subscription of the shares at the strike price is to be charged entirely to the beneficiaries, as the Plan does not provide for any facilitated terms to be granted in this respect.
Developments in the 2002 stock option plan
Under the Regulations, the 2002 stock option plan involved the granting of a total of 41,748,500 options to 383 Group executives at a strike price of €6.426 (€6.480 for the options granted in September 2002). The review conducted by the Board of Directors to verify satisfaction of the conditions of exercise ascertained that during the year in which the options were granted both objectives — surpassing Group EBITDA and the performance of Enel’s shares with respect to the benchmark — were achieved, enabling exercise of all the options. Because of the early termination of employment of the related grantees, of the 41,748,500 options that were granted and became exercisable (i) 4,824,000 lapsed in the period between the date of granting of the options and the end of 2004 and (ii) 48,500 lapsed during 2005.

Capital increase to serve the 2002 stock option plan
As a consequence of the foregoing, in April 2003 the Board of Directors, in partial execution of the enabling authority granted it by the Extraordinary Shareholders’ Meeting held in May 2001, approved a divisible capital increase (representing a maximum potential dilution of less than 0.7% of capital at the time) to serve the options granted with the stock option plan for 2002.
Specifically, on this occasion the Board of Directors approved a capital increase of a maximum of €41,748,500, to be subscribed by December 31, 2007, serving all the options granted under the 2002 plan (which had become exercisable), at a strike price amounting to (i) €6.426 for the 39,245,000 options granted in March 2002 and (ii) €6.480 for the 2,503,500 options granted in September 2002.
In execution of the Board resolution, at the end of 2005 a total of 10,697,094 ordinary shares serving the stock options for the 2002 plan exercised between February 3 and February 23, 2005, May 27 and June 16, 2005 and November 10 and November 30, 2005 had been issued and subscribed. They add to the 24,104,556 ordinary shares issued and subscribed serving the same number of stock options under the 2002 plan exercised in 2004.
2003 Plan
In May 2003, accepting the proposals made by the Board of Directors (in consideration of the insufficiency of the residual amount of the preceding authorization, granted by the shareholders in May 2001, to establish additional stock option plans) an extraordinary meeting of Enel’s shareholders initiated a new stock option plan, resolving:
▪	to revoke, with regard to the part not yet exercised by the Board of Directors, the enabling authority to increase share capital granted in May 2001, while confirming all the acts carried out in the exercise of this power;

▪	to grant the Board of Directors new authority to increase share capital by a maximum of €47,624,005 (about 0.8% of capital at the time), endowed with the same characteristics as the authority granted in December 1999 and May 2001 and to be used to serve the stock-option plan for 2003, as already approved by the Board of Directors in April 2003.
The 2003 plan — whose beneficiaries include Enel’s Chief Executive Officer in his capacity as General Manager — is founded on the same rationale as the 2002 Plan, following the provisions of the implementing Regulations with regard to the various features of the plan described earlier (specifically, the criteria that govern both the granting of the options to the beneficiaries of the Plan and the preservation of entitlement to exercise the options, the vesting period of the options and the exercise of the options in pre-set temporal “windows”, the conditions for exercising the options, the procedures for determining the strike price of the shares and the absence of facilitated conditions for payment by the executives participating in the plan).
Developments in the 2003 stock option plan
The stock option plan for 2003 involved the granting of a total of 47,624,005 options to 549 Group executives at a strike price of €5.240. The review carried out by the Board of Directors to verify the satisfaction of the conditions of exercise ascertained that both objectives — surpassing Group EBITDA during the year in which the options were granted and the performance of Enel’s shares with respect to the benchmark index described in the Regulations that implement the plan — were achieved. It should be noted that the period for measuring the performance of both Enel’s shares and the benchmark — which, according to the Regulations, was to expire on December 31, 2003 — was extended by the Board of Directors until March 26, 2004. This was done in order to permit normal trading conditions to return and thus allow a more objective evaluation of whether the targets had been achieved in view of the placement of Enel shares with institutional investors carried out by the Ministry for the Economy and Finance in October 2003, which in itself was extraneous to the management of Enel, but because of its extraordinary size had a considerable influence on the performance of the shares. Therefore the conditions for exercising all the options granted under the 2003 plan were satisfied. Because of the early termination of employment of the related grantees, of the 47,624,005 options that were granted and became exercisable (i) 3,237,700 lapsed during the period between the date of granting of the options and the end of 2004 and (ii) 50,726 lapsed during 2005.
Capital increase to serve the 2003 stock option plan
In April 2004 the Board of Directors, entirely exercising the enabling authority granted it by the Shareholders’ Meeting held in May 2003, approved a divisible, paid capital increase (entailing a maximum potential dilution amounting to about 0.8% of capital at the time) to serve the options granted under the 2003 plan. This increase, amounting to a maximum of €47,624,005, is to be subscribed by December 31, 2008 and serves all the options assigned under the 2003 plan, which have become exercisable and have a strike price of €5.240.
To implement this Board resolution, in 2005 14,158,373 ordinary shares were issued and subscribed to serve the equal number of stock options in the 2003 plan that were exercised in the periods February 3 to February 23, 2005, May 27 to June 16, 2005, and November 10 to November 30, 2005. They add to the 16,342,119 ordinary shares issued and subscribed to serve an equal number of stock options in the 2003 plan exercised during 2004.

2004 Plan
In May 2004, an extraordinary meeting of the shareholders of Enel initiated a new stock option plan by resolving to grant the Board of Directors a new authorization to increase share capital by a maximum of €38,527,550 (about 0.6% of capital at the time), with characteristics similar to those of the previous authorizations granted in December 1999, May 2001, and May 2003, and to be used to serve the 2004 stock option plan, as already approved by the Board of Directors in March 2004.
The 2004 plan — whose beneficiaries include Enel’s Chief Executive Officer in his capacity as General Manager — is founded on the same rationale as the 2002 and 2003 plans, following most of the provisions of their implementing Regulations and departing from them only in manner described below.
In particular, although the division of the beneficiaries of the Plan into brackets is maintained, provision is made for granting the options using proportional criteria and no longer through the application of a multiplier of the ratio between the reference annual gross compensation of the bracket to which the executive concerned belongs and the value of a three-year option as determined on the basis of market valuations.
Furthermore, the Regulations establish that — once the conditions of exercise have been satisfied — 15% of the options granted may be exercised as from the first year subsequent to the grant year, an additional 15% as from the second year subsequent to the grant year, an additional 30% as from the third year subsequent to the grant year, and the remaining 40% as from the fourth year subsequent to the grant year, with the deadline for exercising all the options being the fifth year subsequent to the grant year.
The temporal “windows” for exercising the options have also been eliminated. The options may be exercised each year at any time, with the exception of two blocking periods lasting indicatively one month before the approval of the draft annual financial statements of Enel SpA and the half-year report by the Board of Directors.
With regard to the conditions of exercise — which are suspensory in nature — while the Group EBITDA target has not changed, that connected with the performance of Enel shares with respect to the benchmark index is considered for the first time from a total shareholder return perspective, i.e. taking into account (both for Enel shares and for the benchmark) of the effect of the reinvestment of the respective gross dividends in the same securities. This change was adopted to ensure that the actual return that Enel shares are capable of earning for their shareholders, including in terms of the distribution of dividends, is consistent with the actual return, in the same terms, on the reference securities.
Developments in the 2004 stock option plan
The stock option plan for 2004 involved the granting of a total of 38,527,550 options to 640 Group executives at a strike price of €6.242. The review carried out by the Board of Directors to verify the materialization of the exercise conditions ascertained that both objectives — surpassing Group EBITDA during the year in which the options were granted and the performance of Enel shares with respect to the benchmark index described in the implemental Regulations of the Plan — were achieved. It should be noted that the period for measuring the performance of both Enel’s shares and the reference index — which, according to the Regulations, was to expire on December 31, 2004 — was extended by the Board of Directors until March 25, 2005 in order to ensure normal trading conditions and thus permit an objective evaluation of whether the target had been achieved. This decision was prompted by the placement of Enel shares through a global offering carried out by the Ministry for the Economy and Finance in October 2004, which in itself was extraneous to the management of Enel and, because of its extraordinary size, could have distorted the performance of the shares.
The conditions for exercising all the options assigned under the 2004 Plan were therefore satisfied. Because of early termination of the employment of the related grantees, of the 38,527,550 options that were granted and became exercisable (i) 1,231,000 lapsed in the period between the date on which the options were granted and the end of 2004 and (ii) 394,500 lapsed during 2005.
Capital increase to serve the 2004 stock option plan
In March 2005 the Board of Directors, entirely exercising the authority granted it by the Shareholders’ Meeting held in May 2004, approved a divisible, paid capital increase (entailing a maximum potential dilution of 0.6% of capital at the time) to serve the options granted under the 2004 plan. This increase, amounting to a maximum of €38,527,550, is to be subscribed by December 31, 2009 and serves all the options assigned under the 2004 plan (insofar as they have become exercisable) at a strike price of €6.242.
To implement this Board resolution, in 2005 12,392,982 ordinary shares were issued and subscribed to serve the equal number of stock options in the 2004 plan that were exercised during the period from April 20 to December 31, 2005.
2005 Plan
In May 2005 an extraordinary meeting of Enel’s shareholders initiated a new stock-option plan by resolving to grant the Board of Directors a new authorization to increase the share capital by a maximum of €28,757,000 (less than 0.5% of capital at the time), with characteristics similar to those of the previous authorizations granted in December 1999, May 2001, May 2003, and May 2004 and to be used to serve the 2005 stock option plan, as already approved by the Board of Directors in March 2005.
The 2005 plan — whose beneficiaries include Enel’s Chief Executive Officer in his capacity as General Manager — is founded on the same rationale as the 2002, 2003,

and 2004 plans, following the provisions of the implementing Regulations of the last of these with regard to features described earlier.
Developments in the 2005 stock option plan
The 2005 plan involved the granting of a total of 28,757,000 options to 448 Group executives at a strike price of €7.273. The review carried out by the Board of Directors to verify the satisfaction of the exercise conditions ascertained that, during the year in which the options were granted, the Group EBITDA target was exceeded, but the performance of Enel’s shares was inferior to that of the benchmark specified in the Regulations. This caused all the options granted under the 2005 Plan to automatically lapse.
Payment of a bonus connected with the portion of the dividends attributable to asset disposals, to be made in conjunction with the exercise of stock options
In March 2004, the Board of Directors voted to grant a special bonus, beginning in 2004, to the beneficiaries of the various stock option plans who exercise the options granted to them, establishing that the amount is to be determined each time by the Board itself when it adopts resolutions concerning the allocation of earnings and is based on the portion of the “disposal dividends” (as defined below) distributed after the granting of the options.
The rationale underlying this initiative is that the portion of dividends attributable to extraordinary transactions regarding the disposal of property and/or financial assets (“disposal dividends”) should be considered a form of return to shareholders of part of the value of the Company, and as such capable of affecting the performance of the shares.
The beneficiaries of the bonus are thus the beneficiaries of the stock option plans who — either because they choose to do so or because of the restrictions imposed by the exercise conditions or the vesting periods — exercise their options after the ex dividend date of the “disposal dividends” and therefore could be penalized. The bonus is not paid, however, for the portion of other kinds of dividends, such as those generated by ordinary business activities or reimbursements associated with regulatory measures.
Essentially, when beneficiaries of the stock option plans have exercised the options granted to them, since 2004 they have been entitled to receive a sum equal to the “divestiture dividends” distributed by Enel after the options have been granted but before they have been exercised. The bonus will be paid by the company of the Enel Group that employs the beneficiary and is subject to ordinary taxation as income from employment.
Under these rules, to date the Board of Directors has approved: (i) a bonus amounting to €0.08 per option exercised, with regard to the dividend (for 2003) of €0.36 per share payable as from June 24, 2004; (ii) a bonus amounting to €0.33 per option exercised, with regard to the interim dividend (for 2004) of the same amount per share payable as from November 25, 2004; (iii) a bonus amounting to €0.02 per option exercised, with regard to the balance of the dividend (for 2004) of €0.36 per share payable as from June 23, 2005; and (iv) a bonus amounting to €0.19 per option exercised, with regard to the interim dividend (for 2005) of the same amount per share payable as from November 24, 2005.
It should be noted that the overall dilution of share capital as of December 31, 2005 attributable to the exercise of the stock options granted under the various plans amounts to 1.53% and that further developments in the plans could, in theory, increase the dilution up to a maximum of 2.17%.

The following table summarizes developments in the stock option plans in 2005.

	2001 Plan				2002 Plan				2003 Plan				2004 Plan				2005 Plan
	(year of expiration: 2005)				(year of expiration: 2007)				(year of expiration: 2008)				(year of expiration: 2009)				(year of expiration: 2010)
						Average exercise				Exercise				Exercise					Exercise	Market
	Number	Exercise price	Market price		Number	price	Market price		Number	price	Market price		Number	price	Market price		Number		price	price
Rights	of options	(euro)	(euro)		of options	(euro)	(euro)		of options	(euro)	(euro)		of options	(euro)	(euro)		of options		(euro)	(euro)

Rights outstanding at January 1, 2005	16,690,142	7.272	7.240		12,819,944	6.430	7.240		28,044,186	5.240	7.240		37,296,550	6.242	7.240		—		—	—

New rights granted in 2005	—	—	—		—	—	—		—	—	—		—	—	—		28,757,000		7.273	7.425	(*)

Rights exercised in 2005	16,301,333	7.272	7.432	(*)	10,697,094	6.431	7.494	(*)	14,158,373	5.240	7.449	(*)	12,392,982	6.242	7.114	(*)	—		—	—

Rights lapsed in 2005	388,809	7.272	7.322	(*)	48,500	6.426	7.229	(*)	50,726	5.240	7.229	(*)	394,500	6.242	7.084	(*)	28,757,000	(**)	7.273	6.640	(*)

Rights outstanding at December 31, 2005	—	7.272	6.632		2,074,350	6.426	6.632		13,835,087	5.240	6.632		24,509,068	6.242	6.632		—		7.273	6.632

- exercisable at December 31, 2005	—	7.272	6.632		2,074,350	6.426	6.632		2,203,002	5.240	6.632		4,718,900	6.242	6.632		—		7.273	6.632

(*)	Market prices are calculated on the basis of Consob instructions set out in recommendation no. 11508 of February 15, 2000 regarding disclosures on stock option plans.

(**)	Declared lapsed by the Enel Board of Directors at the meeting of March 22, 2006.

Corporate governance
Section I: governance structure
Foreword
During 2005, the Company’s and Group’s corporate governance system continued to be in line with the principles contained in the Self-regulation Code of listed companies, with the recommendations expressed by the CONSOB on this issue and, in general, with international best practice.
This corporate governance system’s aim is essentially the creation of shareholder value, taking into account the social importance of the Group’s activities and the consequent need to adequately consider all interests involved in the carrying out of these activities.
During 2006, Enel intends to update its corporate governance system in order to ensure that it is permanently aligned with the recommendations put forward by the new edition of the Self-regulation Code of listed companies, which was published in March 2006 and has been applicable since that date.
Ownership structure
The capital stock of the Company is made up exclusively of registered ordinary shares fully paid up and entitled to full voting rights, both in Ordinary and Extraordinary Shareholders’ Meetings.
According to the entries in the stock register and the information available, no shareholder — with the exception of the Italian Ministry of the Economy and Finance, which owns 21.36% of the share capital, and the Cassa Depositi e Prestiti (a joint-stock company controlled by the aforesaid Ministry), which owns 10.18% of the share capital — owns more than 2% of the Company’s capital stock, nor, to the Company’s knowledge, do any agreements regarding Enel shares exist among its shareholders. Both the Assicurazioni Generali group (during February and March 2005) and the Banca Intesa group (during May and June 2005) have been temporarily in possession of a shareholding constituting slightly more than 2% of the Company’s capital.
Organizational structure
In compliance with current regulations applicable in Italy to companies with listed shares, the organizational structure of Enel includes:
▪	a Board of Directors entrusted with the management of the Company;

▪	a Board of Statutory Auditors responsible for (i) ensuring compliance with the law and the Company’s bylaws, in addition to the application of correct management principles in the carrying out of business, and (ii) checking the adequacy of the Company’s organizational structure, internal audit system and administration;

▪	Shareholders’ Meetings, called to resolve — either in an Ordinary or an Extraordinary session — among other things on (i) the appointment and removal of members of the Board of Directors and of the Board of Statutory Auditors, as well as their compensation and responsibilities, (ii) the approval of the financial statements and the allocation of net income, (iii) the acquisition and sale of own shares, (iv) amendments to the Company’s by-laws, and (v) the issue of convertible bonds.
The external audit of the Company’s accounts is entrusted to a specialized firm registered with the CONSOB and expressly appointed, after the Board of Statutory Auditors has expressed its opinion, by a Shareholders’ Meeting.
Enel’s external auditor is entrusted with the same task at the other Group companies. In addition to the prohibition regarding the performance of specific kinds of services imposed on auditing firms by the recent amendments to the Unified Financial Act, the provisions of the Group’s code of ethics have for some time established that the external audit of the Company’s financial statements and of the consolidated financial statements is incompatible with the performance of consulting activities for any Group company and such incompatibility extends to the external auditor’s entire network.
*****
Section II: implementation of the provisions of the Self-regulation Code of listed companies and additional information
Board of Directors
Role and powers
The Company’s Board of Directors plays a central role within the Company’s organization and is entrusted with the powers and the responsibility regarding strategic and organizational policies, as well as with verifying the existence of the controls necessary for monitoring the performance of the Company and the Group.
In such context, the Board of Directors, on the basis of the provisions of the law and specific resolutions of its own (and, specifically, of the one adopted in November 2005):
▪	establishes the system of corporate governance within the Company and the Group and sees to the constitution and the definition of the functions of the Board’s internal committees, whose members it appoints;
▪	delegates and revokes the powers of the Chief Executive Officer, defining their content, limits and the procedures, if any, for exercising them. On the basis of the delegations in force, the Chief Executive Officer is vested with the broadest powers for the management of the Company, with the exception of those attributed otherwise by the law or the Company’s bylaws or reserved to the Board of Directors according to the resolutions of the latter and described below;

▪	receives, together with the Board of Statutory Auditors, constant and exhaustive information from the Chief Executive Officer regarding the activities carried out in the exercise of his powers, which is summarized in a special quarterly report. In particular, with regard to all the most significant transactions carried out using the powers of his office (including atypical or unusual transactions or transactions with related parties whose approval is not reserved to the Board of Directors), the Chief Executive Officer reports to the Board on (i) the features of the transactions, (ii) the parties concerned and any relation they might have with Group companies, (iii) the procedures for determining the considerations concerned, and (iv) the related effects on the income statement and the balance sheet;

▪	determines, on the basis of the proposals formulated by the related Committee and having received the opinion of the Board of Statutory Auditors, the compensation of the Chief Executive Officer and of other Directors holding specific offices;

▪	evaluates, on the basis of the analyses and proposals made by the special Committee, the criteria adopted for the compensation of the top management of the Company and the Group and decides with regard to the adoption of the incentive plans addressed to executives;

▪	defines the general organizational set-up of the Company and the Group and the corporate structure of the latter, verifying their adequacy;

▪	reviews and approves strategic, business and financial plans. In this context, the current division of powers within the Company specifically provides for the Board of Directors to resolve on the approval of:
–	the annual budget and the long-term plan (which include the aggregates of the annual budgets and long-term plans of Group companies);

–	strategic agreements, also determining — upon proposal by the Chief Executive Officer and after the Chairman has expressed his opinion — the strategic objectives of the Company and the Group;
▪	examines and approves transactions having a significant impact on the balance sheet, income statement or cash-flow statement, particularly in cases where they are carried out with related parties or otherwise characterized by a potential conflict of interest.

▪	In particular, all financial transactions of a significant size — by which is meant taking on loans exceeding the value of €50 million, as well as granting loans and issuing guarantees in favor of third parties exceeding the value of €25 million — must be approved beforehand (if they concern the Company) or evaluated (if they refer to Group companies) by the Board of Directors. In addition, the acquisition and disposal of equity investments amounting to more than €25 million must be approved beforehand (if they are carried out directly by the Company) or subjected to evaluations (if they concern Group companies) by the same Board of Directors. Finally, the latter approves agreements (with ministries, local governments, etc.) that entail expenditure commitments exceeding €25 million;

▪	provides for the exercise of voting rights at Shareholders’ Meetings of the companies directly controlled by the Parent Company and designates the Directors and Statutory Auditors of the aforesaid companies;

▪	appoints the General Manager and grants the related powers;

▪	evaluates the general management of the Company, with particular reference to conflicts of interest, using information received from the Chief Executive Officer and the Internal Control Committee, and verifies periodically the achievement of the objectives set;

▪	formulates proposals to submit to Shareholders’ Meetings and reports to the Shareholders at the latter.
Appointment, composition and term
Pursuant to the provisions of the Company’s bylaws, the Board of Directors consists of from three to nine members, appointed for a term not exceeding three accounting periods, who may be reappointed at the expiration of their term. To them may be added a non-voting director, whose appointment is reserved to the Italian government in virtue of the legislation regarding privatizations and a specific provision of the bylaws. To date, the Italian government has not exercised this power of appointment.
According to the current legislation, Directors must possess the requisites of honorableness required of (i) company representatives of financial intermediaries, as well as (ii) statutory auditors of listed companies.
In compliance with legislation regulating privatizations and in accordance with the recent amendments to the Unified Financial Act, the bylaws also provide for the appointment of the entire Board of Directors to take place according to the “slate vote” mechanism, aimed at ensuring the presence on the Board of Directors of members appointed by minority shareholders amounting to three-tenths of the Directors to be elected. In the event this number is a fraction, it is to be rounded up to the nearest integer.
Such electoral system provides that slates of candidates may be presented by the outgoing Board of Directors or by shareholders who, individually or together with other shareholders, represent at least 1% of the share capital. The slates are filed at the Company’s registered office and published in national newspapers sufficiently in advance of the date of the Shareholders’ Meeting concerned — 20 days in advance being the deadline if the slate is presented by the outgoing Board of Directors and 10 days if the slates are presented by shareholders — thus ensuring a transparent process for the appointment of the Board of Directors.
A report with exhaustive information regarding the personal and professional characteristics of the candidates, accompanied by a statement of whether or not the latter qualify as independent, is to be filed at the Company’s registered office at the same time as the slates, as well as published immediately on the Company’s web site, as noted specifically in the notice of the Shareholders’ Meeting.
The Board of Directors deems that it can defer the creation within itself of a special nominations Committee since so far there has been no evidence that it is difficult for the shareholders to find adequate candidates, so as to achieve a composition of the Board of Directors corresponding to the recommendations of the Self-regulation Code of listed companies.
As resolved by the ordinary Shareholders’ Meeting of May 26, 2005, the incumbent Board of Directors consists of nine members, whose term expires when the financial statements for 2007 are approved. As a result of the appointments made at the aforesaid Shareholders’ Meeting, the Board thus currently consists of the following members, whose professional profiles are summarized below, together with the specification of the slate on which each was nominated.
▪	Piero Gnudi, 67, Chairman (designated on the slate presented by the Ministry of the Economy and Finance).
A graduate in economics and commerce (1962) of the University of Bologna and proprietor of an accounting firm located in Bologna, he has served on the board of directors and board of statutory auditors of numerous important Italian companies, including STET, ENI, Enichem, and Credito Italiano. In 1995 he was appointed economic advisor to the Minister of Industry. Since 1994, he has been on the board of directors of IRI, where he has also held the positions of supervisor of privatizations (1997) and chairman and chief executive officer (1999); later, from 2000 to 2002, he served as chairman of the IRI liquidation committee. A member of the executive of Confindustria, the steering committee of Assonime (an association of Italian corporations), the executive committee of the Aspen Institute, the committee on the corporate governance of listed companies reconstituted on the initiative of Borsa Italiana in April 2005, and president of the Mediterranean Energy Observatory (OME), he currently also holds the positions of chairman of Emittenti Titoli, vice-chairman of Unicredit Banca d’Impresa, director of Unicredito Italiano, and government commissioner of the Fochi Group, which is under special management. He has been Chairman of the Board of Directors of Enel since May 2002.

▪	Fulvio Conti, 58, Chief Executive Officer and General Manager (designated on the slate presented by the Ministry of the Economy and Finance).
A graduate of the University of Rome “La Sapienza” with a degree in economics and commerce, in 1969 he joined the Mobil Group, where he held a number of executive positions in Italy and abroad and in 1989-90 was in charge of finance for Europe. The head of the accounting, finance, and control department of Montecatini from 1991 to 1993, he subsequently was in charge of finance at Montedison-Compart (between 1993 and 1996), overseeing the financial restructuring of such group. The general manager and chief financial officer of the Italian National Railways between 1996 and 1998, he also held important positions in other companies of such group (including Metropolis and Grandi Stazioni). Vice-chairman of Eurofima in 1997, in 1998-99 he was general manager and chief financial officer of Telecom Italia, holding also in this case important positions in other companies of such group (including Finsiel, TIM, Sirti, Italtel, Meie, and STET International). From 1999 to June 2005, he was Enel’s Chief Financial Officer. He has been the Chief Executive Officer and General Manager of Enel since May 2005.
▪	Giulio Ballio, 66, Director (designated on the slate presented by institutional investors).
A graduate (1963) with a degree in aeronautical engineering from the Milan Polytechnic Institute, he has also made his academic career there. A professor since 1975, since 1983 he has held the chair of steel construction at the school of engineering and since 2002 has been president of the Institute. The author of many publications (which have also been published abroad), he has carried on an extensive scientific activity. Alongside his academic activity, since 1964 he has worked with several engineering firms and in 1970 founded an engineering services company (B.C.V. Progetti), where he has been involved in numerous projects as designer, site engineer, and consultant, both in Italy and abroad. A member of the National Research Council’s committee on regulations for constructing with steel from 1970 to 2000, he was a member of the Board of steel experts from 1975 to 1985 and chairman in 1981-82, as well as a member of the chairman’s council of the Italian Calibration Service from 1997 to 2002. He has been involved in the renovation of several important monumental buildings (including the Accademia Bridge in Venice) and has coordinated research activities in the field of construction both in Italy and abroad. He has been a Director of Enel since May 2005.

▪	Augusto Fantozzi, 65, Director (designated on the slate presented by institutional investors).
A graduate (1963) in law from the University of Rome “La Sapienza”, he is a lawyer and the senior partner of a law firm with offices in Rome, Milan, Bologna, and Lugano, as well as a professor of tax law at “La Sapienza” and the LUISS “Guido Carli”. The Minister of Finance from January 1995 to May 1996 in Prime Minister Lamberto Dini’s Cabinet — where for several months he also held the offices of Minister of the Budget and Economic Planning and Minister for the Coordination of E.U. Policies — he was subsequently the Minister of Foreign Trade in Prime Minister Romano Prodi’s Cabinet (from May 1996 to October 1998). A member of the Chamber of Deputies in the thirteenth legislature (from May 1996 to May 2001), he was chairman of the Budget, Treasury, and Economic Planning Committee (from September 1999). He has been vice-president of the Finance Council, president of the Ascotributi, and a member of the Consulta of Vatican City. A former chairman of the technical committee of the International Fiscal Association, he is the author of numerous publications and has been a member of the editorial board of Italian and international law reviews. He has also been on the board of directors of numerous companies, including the Benetton group, Lloyd Adriatico, and Citinvest, and since July 2005 has been chairman of the board of directors of Banca Antonveneta. He has been a Director of Enel since May 2005.
▪	Alessandro Luciano, 54, Director (designated on the slate presented by the Ministry of the Economy and Finance).
After graduating from law school, he earned a master’s degree in economics and finance in London. A lawyer, he began his career in 1974, consulting in currency law for leading Italian and foreign banks and pleading before the Currency Commission of the Treasury Ministry. At the same time, he was also concerned with the incorporation of companies and with loans from abroad, contributing to the conclusion of several transactions in favor of industries, insurance groups, and state-owned companies. Starting in 1984 he began extending his sphere of activity to the telecommunications industry, where he has been involved with entrepreneurial as well as financial and technical aspects. Formerly a consultant of STET, Techint, Snam Progetti, Aquater and Comerint, and the American company DSC Communications (on behalf of which he participated in trial studies in Italy for the ISDN, MDS, Airspan, and Video-on-demand systems), he has also been vice-chairman of 2 committees of the Italian Soccer Federation. From October 1998 to March 2005, he was a commissioner of the Italian Communications Authority, where he was a member of the Board and of the Infrastructure and Networks Committee. At the Authority he was concerned with, among other things, the development, competition, and interconnection of communication networks, as well as with resolving disputes between telecommunications companies and users. He has been a Director of Enel since May 2005, and has also been chairman of the board of directors of Centostazioni (Ferrovie dello Stato group) since June 2005.
▪	Fernando Napolitano, 41, Director (designated on the slate presented by the Ministry of the Economy and Finance).
A graduate in economics and commerce (1987) of the University of Naples, he completed his studies in the United States, earning at first a master’s degree in management at Brooklyn Polytechnic University and later attending the advanced management program at Harvard Business School. He began his career by working in the marketing division of Laben (Finmeccanica group) and then that of Procter & Gamble Italia; in 1990 he joined the Italian office of Booz Allen Hamilton, a management and technology consulting firm, where he was appointed partner and vice-president in 1998. Within this office he was in charge of developing activities in the fields of telecommunications, media, and aerospace, while also gaining experience in Europe, the United States, Asia and the Middle East. He is currently head of Booz Allen Hamilton’s activities in Italy and also carries out assignments with an international scope. Since November 2001 he has served on the committee for surface digital television instituted by the Communications Ministry and since July 2002 has been director of the Italian Center for Aerospace Research. He has been a Director of Enel since May 2002.
▪	Francesco Taranto, 65, Director (designated on the slate presented by institutional investors).
He began his career in 1959 in the office of a stockbroker in Milan and subsequently (from 1965 to 1982) worked at the Banco di Napoli, where he eventually became head of the marketable securities service. He then held numerous executive positions in the mutual funds industry, where he was first in charge of investment management at Eurogest (from 1982 to 1984) and then general manager of Interbancaria Gestioni (from 1984 to 1987). After that he worked for the Prime group (from 1987 to 2000), serving for a long time as chief executive officer of the parent company. He has also been a member of the steering committee of Assogestioni and a member of the committee for the corporate governance of listed companies sponsored by Borsa Italiana. A Director of Enel since October 2000, he currently holds the same office at Banca Carige, Pioneer Global Asset Management (part of the Unicredito group), Kedrios, and Alto Partners SGR.

▪	Gianfranco Tosi, 58, Director (designated on the slate presented by the Ministry of the Economy and Finance).
A graduate in mechanical engineering (1971) of the Polytechnic Institute of Milan, since 1972 he has held a number of positions at the same institute, becoming professor of iron metallurgy in 1982 and from 1992 also teaching the course on the technology of metal materials (together with the same position at the University of Lecco). The author of more than 60 publications, he has been extensively involved in scientific activities. A member of the board of directors of several companies and consortia, he has also held positions in associations, including the vice-presidency of the Gruppo Giovani Federlombarda (with duties as regional delegate on the Comitato Centrale Giovani Imprenditori instituted within the Confindustria) and the office of member of the executive committee of the Unione Imprenditori of the Province of Varese. From December 1993 to May 2002 he was mayor of the city of Busto Arsizio. The President of the Center for Lombard Culture, established by the Lombardy Region to defend and develop the local culture, he is also a member of the association of journalists. He has been a Director of Enel since May 2002.
▪	Francesco Valsecchi, 41, Director (designated on the slate presented by the Ministry of the Economy and Finance).
After graduating with honors (1987) with a degree in law from the University of Rome “La Sapienza”, he held a number of positions both there and at the LUISS “Guido Carli” in Rome regarding specifically the field of commercial law. From 1990 to 1992 he was the academic coordinator of the course for corporate lawyers organized by the LUISS business school. A lawyer and the author of several publications, since November 2001 he has been a member of the committee on the reform of civil trials instituted by the Minister of Justice and since March 2002 has taught at the Civil Service School. Since December 1994 he has been an extraordinary member of the Technical Council of the Communications Ministry and since April 2003 has been on the committee of experts of the High Commission for the coordination of public finance and the tax system. A member of the board of directors of the Italian Postal Service (from May 2002 to May 2005), he has subsequently held important positions in several companies of such group, including the chairmanship of BancoPosta Fondi SGR (since April 2003) and Postecom (from July 2002 to April 2003). He has been a Director of Enel since May 2005.
All Directors dedicate the time necessary for the fruitful performance of their duties — considering, among other things, the positions they hold outside the Enel Group — since they are well aware of the responsibilities connected with their position. They are kept constantly informed by the corporate departments concerned of the main legislative and regulatory changes regarding the Company and the discharge of their duties.
Directors perform their duties with full knowledge of the facts and in complete autonomy, pursuing the objective of creating value for shareholders.
Board Meetings and the role of the Chairman
In 2005 the Board of Directors held 21 meetings, which lasted an average of more than 2 hours and 30 minutes. Director participation was regular and the meetings were also attended by the Board of Statutory Auditors and by the magistrate representing the Court of Accounts. For 2006, 16 Board meetings have already been scheduled.
The activities of the Board of Directors are coordinated by the Chairman, who calls its meetings, establishes their agenda, and presides over them, ensuring that — except in cases of urgency and necessity — the necessary documents and information are provided to the Board’s members in time for the Board to express its informed opinion on the matters under examination. He also ascertains whether the Board’s resolutions are implemented, chairs Shareholders’ Meetings and — like the Chief Executive Officer — is empowered to represent the Company legally.
In short, the Chairman’s role is to stimulate and supervise the functioning of the Board of Directors as part of the fiduciary powers that make him the overseer for all shareholders of the legality and transparency of the Company’s activity.
According to a Board resolution of November 2005, the Chairman is also entrusted with the duties of (i) participating in the formulation of corporate strategies in agreement with the Chief Executive Officer, the powers granted the latter by the Board of Directors being understood, as well as (ii) overseeing auditing in accordance with the Chief Executive Officer, with the internal auditing department remaining under the latter. In this regard, however, it is provided that decisions concerning the appointment and revocation of the head and top executives of the aforesaid department are to be made jointly by the Chairman and the Chief Executive Officer.
Finally, in agreement and coordination with the Chief Executive Officer, the Chairman maintains relations with institutional bodies and authorities.
Evaluation of the functioning of the Board of Directors
In 2004 the Board of Directors entrusted a company specialized in the field with the task of carrying out a board review, in line with the most advanced international corporate governance practices.
In view of the fact that a new Board was to be elected because of the expiry of its term in May, in 2005 the Board of Directors refrained from commissioning a new board review, considering it preferable to defer the same in order to give the members of the

Board time to become sufficiently acquainted with the Company and, at the same time, to allow the Board to develop appropriate mechanisms for its functioning.
Following up on the needs that emerged from the board review conducted in 2004, it was considered in any case advisable to organize again in 2005 a special strategic meeting, which took place in September and was dedicated to the analysis and in-depth study of the Company’s and the Group’s long-term strategies by the Board of Directors.
Non-executive Directors
The Board of Directors is made up mainly of non-executive members (not holding operating and/or executive positions in the Company), so as to ensure, through their number and authority, that their opinions carry significant weight in the Board’s decision-making process.
Non-executive Directors contribute their specific expertise to Board discussions, thus facilitating the examination of the issues under discussion from different points of view and the consequent adoption of resolutions that are fully informed, carefully considered and in line with the interests of the Company.
With the exception of the Chief Executive Officer, the other eight current members of the Board of Directors (Piero Gnudi, Giulio Ballio, Augusto Fantozzi, Alessandro Luciano, Fernando Napolitano, Francesco Taranto, Gianfranco Tosi, and Francesco Valsecchi) are all to be considered non-executive.
It should be noted in this regard, in effect, that the Chairman does not hold an executive position, because, in the light of the principles stated in the edition of the Self-regulation Code applicable for fiscal year 2005, important as they are, the aforesaid corporate functions — connected both with the role of ensuring proper corporate governance in the Board of Directors entrusted to him by the provisions of the bylaws and with the duties regarding the formulation of corporate strategies and supervision of auditing assigned him by the Board itself — do not take the form of specific managerial powers.
Independent Directors
On the basis of the information provided by the individuals concerned and implementing the amendments made to the Self-regulation Code of listed companies, in December 2002, March 2004, March 2005, and March 2006 the Board of Directors attested that all the non-executive Directors possessed the requisite of independence. Specifically, Directors qualify as independent who:
(i)	do not (directly, indirectly or on behalf of third parties) have, nor have recently had, financial relations with the Company, its subsidiaries, its executive Director or the controlling shareholder of such importance as to influence their independence of judgment;

(ii)	do not hold (directly, indirectly or on behalf of third parties) an amount of shares in the Company that would allow them to exercise control or considerable influence over it, even through shareholders’ agreements;

(iii)	are not part of the immediate family of the executive Director or of individuals who are in the situations described in points (i) and (ii) above.
Even though independent judgment characterizes the activity of all the Directors, whether executive or not, the presence of Directors who qualify as “independent” according to the above definition — whose role on both the Board of Directors and its Committees is significant — is deemed a suitable means of ensuring an adequate balance of the interests of all the shareholders.
It should be noted that, when the aforesaid review was last carried out, in March 2006, the Board of Directors ascertained that all the non-executive Directors also possessed the requisites of independence provided for the statutory auditors of listed companies, in accordance with the recent amendments of the Unified Financial Act.
Committees
Compensation Committee
As early as January 2000 a special Compensation Committee was formed within the Board of Directors, with the task of making proposals to the Board concerning (i) the compensation of the Chief Executive Officer and the other Directors holding specific offices, as well as (ii) the determination of the compensation criteria for top Company and Group executives, on the basis of directions provided by the Chief Executive Officer.
Also during 2005, the Compensation Committee was made up entirely of non-executive and independent Directors. Specifically, during 2005 the members of the Committee were (i) Francesco Taranto (in the role of coordinator), Mauro Miccio, and Fernando Napolitano in the period from January to May and (ii) Francesco Taranto (in the role of coordinator), Giulio Ballio, Fernando Napolitano, and Gianfranco Tosi as from July.
In 2005 the Committee held 13 meetings — which were regularly attended by its members and lasted an average of 1 hour and 20 minutes — and called on external advisors at the Company’s expense.
As part of its duties, the Compensation Committee plays a central role in the implementation of special stock-option plans addressed to executives and conceived as instruments for providing incentives to Group executives and strengthening their loyalty, aimed at attracting and motivating human resources with adequate ability and experience and further developing their sense of belonging to the Group and ensuring their constant, enduring effort to create value. The 2005 stock-option plan — approved by the Board of Directors as proposed by the Compensation Committee — also had among its beneficiaries the Chief Executive Officer in his capacity as General Manager. As an additional function with respect to those provided for in the Self-regulation Code of listed companies, the Compensation Committee assists the Chief Executive Officer and the relevant corporate departments in developing the potential of the Company’s managerial resources, recruiting talented people, and promoting related initiatives with universities.
During 2005 the Compensation Committee — in addition to elaborating the content of the stock-option plan for that year — worked on (i) establishing the applicative aspects of the variable component of the compensation of the Chairman and the Chief Executive Officer, identifying in particular the annual economic and managerial objectives to assign them and checking if the latter are attained. The Committee also redefined the normative position and pay of the Chairman and the Chief Executive Officer for the period 2005-2008, in order to ensure that they are in line with the conditions found on the market for similar positions. Finally, the Committee also analyzed the remuneration policies and methods of evaluation regarding the management of the Company’s and the Group’s executives, further examining the ways in which the Company could adopt a long-term incentive plan as an alternative or supplement to the stock-option plans.
Internal Control Committee
As early as January 2000 a special Internal Control Committee was also formed within the Board of Directors to advise and make proposals, with the following specific duties, as updated in December 2002 in order to incorporate the amendments of the Self-regulatory Code of listed companies:
▪	to assist the Board of Directors in establishing the guidelines for the internal audit system and in periodically checking the adequacy and the actual functioning of the latter;

▪	to evaluate the audit working plan drawn up by the executive in charge of internal auditing and receive his periodic reports;

▪	to evaluate, together with the accounting heads of the Company and the external auditor, the adequacy of the accounting standards used and their uniformity for the purpose of preparing the consolidated financial statements;

▪	to evaluate the proposals made by external auditors applying for appointment, as well as the audit plan prepared for the external audit and the results contained in the external auditor’s letter and report;

▪	to report periodically to the Board of Directors on the work performed and the adequacy of the internal audit system;

▪	to perform any other task delegated by the Board of Directors, in particular concerning relations with the external auditor.
Also during 2005 the Internal Control Committee was made up entirely of non-executive and independent Directors. Specifically, during 2005 the Committee was composed of (i) Piero Gnudi (in the role of chairman), Franco Morganti, and Gianfranco Tosi during the period from January to May and (ii) Piero Gnudi (in the role of chairman), Augusto Fantozzi, Alessandro Luciano, and Francesco Valsecchi as from July.
In 2005 the Committee held 7 meetings, which were regularly attended by its members and lasted an average of 1 hour and 30 minutes. The Chairman of the Board of Statutory Auditors participated in the Committee meetings in consideration of the specific duties regarding the supervision of the internal audit system entrusted to the Board of Statutory Auditors by the current legislation on listed companies.
During 2005 the Internal Control Committee concentrated on evaluating (i) the working plans prepared by both the executive in charge of internal auditing and the external auditor, as well as (ii) the results of the auditing carried out during the year and (iii) the letter containing the external auditor’s suggestions regarding the fiscal year concerned. The Committee also attended to the carrying out of preliminary activities as part of the procedure for assigning the independent audit, examined several supplementary auditing tasks regarding the Group to assign to the independent auditor, supervised the preparation of the Sustainability Report, and monitored observance of the compliance program adopted pursuant to legislative decree n. 231 of June 8, 2001, as well as seeing to the updating of the program itself.
Board of Statutory Auditors
According to the provisions of the Company’s bylaws, the Board of Statutory Auditors consists of three regular Auditors and two alternates, who are appointed for a period of three years and may be re-elected when their term expires.
In order to adjust its governance rules to the legislation of the United States contained in the Sarbanes-Oxley Act — which applies to Enel in consequence of the listing of its shares on the New York Stock Exchange in the form of ADRs — during 2005 the Company strengthened the supervisory duties already entrusted to the Board of Statutory Auditors by Italian law, in light of the U.S. regulations on audit committees.
As from July 2005, therefore, in connection with the provisions of the U.S. regulations on audit committees, the Board of Statutory Auditors has also had the following duties: (i) to express its binding opinion regarding the appointment, the determination of the fees, and the possible revocation of the assignment of the independent auditor; (ii) to supervise the work of the independent auditor and to approve in advance the assignment to the latter of additional tasks, which in any case must concern accounting; and (iii) to supervise corporate procedures governing whistle blowing concerning accounting practices and the internal audit system, with the possibility of availing itself of external consultants.
All the members of the Board of Statutory Auditors must possess the requisites of honorableness and professionalism required by special legislation of the statutory auditors of companies with listed shares, as supplemented by special provisions of the bylaws. Furthermore, according to the bylaws, they may not hold the office of regular statutory auditor in more than four companies not controlled by Enel that issue securities listed on regulated markets.
As in its provisions for the Board of Directors, the bylaws provide that the appointment of the entire Board of Statutory Auditors take place according to the slate-vote mechanism, which aims to ensure the presence on the Board of Statutory Auditors of a regular Auditor and an alternate Auditor designated by minority shareholders.
This electoral system provides that slates of candidates may be presented by shareholders who, alone or together with other shareholders, represent at least 1% of the share capital. The slates must be filed at the Company’s registered office and published in daily newspapers with nationwide circulation at least 10 days before the date of the shareholders’ meeting. In order to ensure a transparent procedure for the appointment of the Board of Statutory Auditors, exhaustive information about the personal and professional characteristics of the candidates must be filed at the Company’s registered office at the same time as the slates, as well as published immediately on the Company’s website, according to a specific note contained in the notice of the meeting.
Having been appointed by the ordinary Shareholders’ Meeting of May 21, 2004, the incumbent Board of Statutory Auditors has a term that will expire when the financial statements for 2006 are approved. The Chairman of the Board of Statutory Auditors appointed by the aforesaid Shareholders’ Meeting, Angelo Provasoli, resigned in March 2005 (but with effect as from the approval of the financial statements for 2004) because of the intense activity in consequence of his appointment as president of Bocconi University in Milan, and was thus replaced by the ordinary Shareholders’ Meeting of May 26, 2005. The Board of Statutory Auditors thus currently consists of the following regular members, for each of whom a brief professional profile and (where possible) the indication of the slate on which he ran for office are provided.
▪	Eugenio Pinto, 46, Chairman (designated by the Ministry of the Economy and Finance).
A graduate with honors in economics and commerce (1983) of the University of Rome “La Sapienza”, he is currently a professor of business economics in the economics department of the LUISS “Guido Carli”. The author of numerous publications, he has been a member of the group of experts on lending and saving set up by the Minister of the Treasury, as well as of the expert committee instituted to advise the Treasury Department with regard to bank foundations. He was also a member of the Zamagni Committee (instituted by the Minister of Finance to draw up tax regulations for non-profit organizations) and a consultant of the “Euro Committee” (established at the Ministry of the Treasury and entrusted with drawing up the regulations that governed the introduction of the European single currency in Italy). He is currently a member of the executive committee of the “Organismo italiano di contabilità” (the Italian standard setter on accounting principles), as well as of the expert committee of the CIRSFID at the University of Bologna. A certified public accountant, he also consults on economic and financial matters for important public and private clients. He is currently a regular statutory auditor of, among others, Mediobanca, Alleanza Assicurazioni (Assicurazioni Generali group), and Sofid (ENI group), as well as chairman of Astaldi’s board of statutory auditors. He has been a regular statutory auditor at the Banca di Roma, the Banca Nazionale dell’Agricoltura (Antonveneta group), and chairman of the board of statutory auditors of Agip Petroli (ENI group). He has been Chairman of Enel’s Board of Statutory Auditors since May 2005.
▪	Carlo Conte, 58, regular Auditor (designated on the slate presented by the Ministry of the Economy and Finance).
After graduating in economics and commerce at “La Sapienza” University in Rome he has remained active in the academic world. He has taught at the University of Chieti (1988-1989) and the LUISS Guido Carli in Rome (1989-1995) and currently teaches governmental accounting at the Civil Service School and the School of Management at the LUISS, as well as administration and governmental accounting at Bocconi University in Milan. A certified public accountant, he is also the author of a number of publications. In 1967 he started his career in the Civil Service at the Government Accounting Office, becoming a General Manager in 2002. He currently represents the Office on a number of commissions and committees and in various research and work groups, as well as representing Italy on several committees of OECD. He has also been and still is a statutory auditor in a number of bodies, institutions, and companies. He has been a member of Enel’s board of statutory auditors since May 2004.
▪	Franco Fontana, 62, regular Auditor (designated on the slate presented by institutional investors).
A certified public accountant and professor of economics and business management, since 1973, he has taught at a number of Italian universities and has been the Dean of the Department of Economics at the LUISS Guido Carli since 1995. He has been Director of the School of Management of the aforesaid University since 1994. He has served furthermore as a member of several commissions for the reorganization of the Civil Service (Ministry of the Postal Service and Telecommunications, Ministry of Finance, Ministry of Industry and Ministry of Health). From 1994 to 1997 he was Chairman of the Cassa di Risparmio of the Province of L’Aquila. A member of Enel’s Board of Statutory Auditors since 2001, he is the author of numerous publications on the subjects of business management and organization.
In 2005 the Board of Statutory Auditors held 18 meetings, which lasted an average of about 2 hours and were regularly attended by the regular Auditors. A magistrate representing the Court of Accounts was also present at the meetings.
Internal audit system
With regard to internal auditing, several years ago the Group adopted a special system aimed at (i) checking the adequacy of Group procedures with regard to effectiveness, efficiency and costs, (ii) ensuring the reliability and correctness of accounting records, as well as the safeguard of Company and Group assets, and (iii) ensuring that operations comply with internal and external regulations, as well as with corporate directives and guidelines for sound and efficient management.
The internal audit system of the Group is divided into two distinct areas of activity:
▪	“line auditing”, made up by the whole of auditing activities that individual operating units or Group companies carry out on their own processes. Such auditing activities are primarily the responsibility of operating executives and are considered an integral part of every corporate process;

▪	“internal auditing”, entrusted to the Company’s related department, is aimed essentially at the identification and containment of corporate risk of any nature. Such objective is pursued through the monitoring of line auditing, both in terms of the adequacy of the audits themselves and of the results actually achieved by their application. This audit activity is therefore applied to all corporate processes of the Company and of Group companies. The personnel in charge of said processes is responsible for indicating both the corrective actions deemed necessary and for carrying out follow-up actions aimed at checking the results of the measures suggested.
Responsibility for the internal audit system is entrusted to the Board of Directors, which — with the assistance of the Internal Control Committee — establishes its guidelines and periodically reviews its adequacy and actual functioning, assuring itself that the Company’s main risks are spotted and managed appropriately.
It is the duty of the Chief Executive Officer to implement the guidelines established by the Board of Directors by planning, managing and monitoring the internal audit system. He appoints the executive in charge of the latter in agreement with the Chairman and ensures that the appropriate means are available for carrying out the activities concerned.
The executive in charge of internal auditing (i.e., the head of the Company’s internal auditing department) does not report to any of the operating division heads, coordinates the departments responsible for internal auditing in Group companies, and reports regularly on his actions to the Chief Executive Officer and the Chairman, as well as every six months (except when circumstances require a more timely report) to the Internal Control Committee and the Board of Statutory Auditors.
Transactions with related parties
Within the Company and the Group, the conditions have been established for ensuring that transactions with related parties are carried out according to criteria of procedural and substantive fairness.
With regard to procedural fairness, in the presence of transactions with related parties, it is provided that Directors who have an interest (even potential or indirect) in the transaction:
▪	promptly inform the Board of Directors about the existence of such interest, specifying its nature, terms, origin and significance;

▪	leave the Board meeting when the matter is discussed if such action does not leave the Board without a quorum.
Furthermore, in such cases Board resolutions must adequately explain the reasons for and advantageousness of the transaction.
With regard to substantive fairness, in order to ensure the equity of the conditions agreed upon in transactions with related parties and in the event it is required by the nature, value or other characteristics of a given transaction, it is provided that the Board of Directors avail itself of the assistance of independent experts to value the assets concerned by the transaction and to provide financial, legal or technical advice.
Handling of confidential information
As early as February 2000 the Company’s Board of Directors approved special rules for the management and handling of confidential information, which also contain the procedures to be applied for the external circulation of documents and information concerning the Company and the Group, with particular reference to price-sensitive information. The Company’s Directors and Statutory Auditors are obliged to comply with the provisions contained in such rules and in any case to maintain the confidentiality of the documents and information acquired in carrying out their duties.
The rules are aimed at keeping confidential information secret, while ensuring at the same time that the information made available to the market regarding Company and Group data is correct, complete, adequate, timely and non-selective.

The rules assign to Enel’s Chief Executive Officer and the chief executive officers of the Group companies the responsibility of managing the confidential information concerning their respective spheres of competence, establishing that the divulging of confidential information regarding individual subsidiaries must in any case be agreed upon with the Parent Company’s Chief Executive Officer.
The rules also establish specific procedures to be followed in circulating outside the Group documents and information regarding the Company and the Group — dwelling in particular upon divulging price-sensitive information — and carefully regulate the ways in which Company and Group executives enter into contact with the press and other mass media (or financial analysts and institutional investors).
Taking into account the provisions introduced in the U.S.A. by the Sarbanes-Oxley Act — which apply to the Company in consequence of the listing of its shares on the New York Stock Exchange in the form of ADRs — in June 2003 the Board of Directors also formalized in a special document (called “Disclosure Controls and Procedures”) the practices and procedures applied within the Group with regard to corporate information, with the aim of ensuring the transparency, promptness and completeness of the documentation produced by Enel in the United States of America according to the local laws applicable to listed companies.
Complying with the regulatory provisions established by Borsa Italiana SpA, in December 2002 the Board of Directors also approved the Group’s internal dealing code, which it slightly amended in March 2004.
As from January 1, 2003 the aforesaid provisions impose on companies with listed shares an obligation towards the market of transparency about important transactions of financial instruments of the companies themselves or of their subsidiaries carried out by persons who have important decision-making powers within such companies and have access to price-sensitive information (hereinafter “important persons”).
With regard to the reference regulations set forth by Borsa Italiana, the Group’s internal dealing code is characterized by the following defining elements, which are deemed appropriate for raising its content to a high qualitative level:
▪	application of the obligations of transparency regarding internal dealing to about 30 important persons in the Group (in addition to the Directors, the regular Statutory Auditors and the General Manager of the Parent Company). In order to ensure sufficient flexibility to the category of important persons, furthermore, it is provided that the aforesaid obligations of transparency may be extended to other persons, the identification of whom is entrusted individually to the Chairman and the Chief Executive Officer of the Parent Company;

▪	halving of the threshold value of the transactions of which the market must be informed quarterly (from €50,000 to €25,000) or immediately after they have been carried out (from €250,000 to €125,000);

▪	application of the obligations of transparency also to the exercise of stock options or pre-emptive rights by important persons;

▪	prohibition for important persons to carry out transactions (other than those regarding pre-emptive rights) during the 30 days preceding the approval of the proposed financial statements of Enel SpA and the half-year report by the latter’s Board of Directors. It is also provided that the aforesaid Board may identify additional blocking periods during the year in conjunction with particular events;

▪	establishment of an adequate penalty system for important persons who violate the provisions of the internal dealing code.
Relations with institutional investors and shareholders in general
Ever since the listing of its shares on the stock market, the Company has deemed it appropriate for its own specific interest — as well as its duty with respect to the market — to establish an ongoing dialogue, based on mutual understanding of their respective roles, with its shareholders in general as well as with institutional investors. Such dialogue, in any case, was to take place in accordance with both the procedure for circulating externally documents and information regarding the Company and the Group and the principles contained in the “Guide for Information to the Market”.
In this regard, in consideration of the size of the Group, among other things, it was deemed that such dialogue could be facilitated by the creation of dedicated corporate units.
The Company therefore created (i) an investor-relations unit, which is currently a part of its Finance Department, and (ii) a unit within its Corporate Affairs Department in charge of communicating with shareholders in general.
It was also decided to further facilitate communication with investors through the creation of a special section of the Company’s website (www.enel.it, investor relations section), providing both financial information (financial statements, half-year and quarterly reports, presentations to the financial community, analysts’ estimates and information on trading of the securities issued by the Company), and up-to-date data and documents of interest to shareholders in general (press releases, the members of Enel’s Boards, the Company’s bylaws and shareholders’-meeting regulations, minutes of shareholders’ meetings, information and documents regarding corporate governance, the code of ethics, and the compliance program pursuant to legislative decree n. 231/2001, as well as a general chart of the organization of the Group).
Shareholders’ Meetings
The suggestion contained in the Self-regulatory Code to consider shareholders’ meetings privileged occasions for establishing a profitable dialogue between a company’s shareholders and its board of directors (even considering the availability of a number of different communication channels between listed companies and shareholders, institutional investors and the market) was carefully evaluated and fully accepted by the Company, which — in addition to ensuring the regular attendance of its Directors at Shareholders’ Meetings — deemed it advisable to adopt specific measures to adequately enhance the latter.
In effect, in line with the recommendations of the special legislation regarding listed companies, a specific provision was inserted in Enel’s bylaws aimed at facilitating the collection of vote proxies from shareholders who are Group employees, thus favoring their involvement in the decision-making processes of Shareholders’ Meetings.
Furthermore, in September 1999, and thus with the listing of its shares imminent, the Company adopted special regulations to ensure the orderly and efficient conduct of Shareholders’ Meetings through the detailed regulation of their different phases, while respecting the fundamental right of each shareholder to request clarification of the different matters under discussion, to express his or her opinion, and to make proposals.
Even though they do not constitute provisions of the bylaws, these regulations must be approved at an Ordinary Shareholders’ Meeting, as specifically stated in the bylaws. During 2001 their content was updated in order to ensure that they correspond to the most advanced models for listed companies expressly drawn up by several professional associations (Assonime and ABI).
Code of Ethics
Awareness of the social and environmental effects that accompany the activities carried out by the Group, as wells as consideration of the importance of both a cooperative approach with stakeholders and the good name of the Group itself (in both internal and external relations), inspired the preparation of the Enel Group’s code of ethics, which was approved by the Company’s Board of Directors in March 2002 and updated in March 2004.
This code expresses the commitments and ethical responsibilities involved in the conduct of business, regulating and harmonizing corporate behavior according to standards requiring maximum transparency and fairness with respect to all stakeholders. Specifically, the code of ethics consists of:
▪	general principles regarding relations with stakeholders, which abstractly define the reference values guiding the Group in the carrying out of its activities. Among the aforesaid principles, specific mention should be made of the following: honesty, impartiality, confidentiality, shareholder value, the value of human resources, the transparency and completeness of information, service quality, and the protection of the environment;

▪	criteria of behavior towards each class of stakeholders, which specify the guidelines and rules that Enel’s officers and employees must follow in order to ensure observance of the general principles and prevent the risk of unethical behavior;

▪	implementation mechanisms, which describe the control system devised to ensure observance of the code of ethics and its continual improvement.
Taking into account the obligations under the Sarbanes-Oxley Act of companies with shares listed in the United States of America, in June 2004 the Board of Directors also approved an additional specific code of ethical principles regarding financial matters, which applies specifically to the Company’s Chief Executive Officer and to the heads of the Finance Department and the Accounting, Planning, and Control Department.
In accordance with the requirements of U.S. law, the code concerned consists of a series of rules aimed at reasonably preventing illegal behavior, as well as promoting:
▪	honest and transparent financial management, which gives due consideration to conflicts of interests;

▪	fair, comprehensible, complete, exact and prompt information in the documents sent to the authorities supervising financial markets and in all other public notices;

▪	compliance with government rules and regulations;

▪	the establishment of internal procedures aimed at ensuring that any violations of the provisions of the code are promptly communicated to the persons designated therein;

▪	adequate public transparency regarding observance of the provisions of the code.
Compliance Program
In July 2002 the Company launched a compliance program corresponding to the requirements of legislative decree n. 231 of June 8, 2001, which introduced into the Italian legal system a regime of administrative (but in fact criminal) liability with respect to companies for several kinds of crimes committed by their directors, executives or employees in the interest or to the benefit of the companies themselves.
The content of the aforesaid program is consistent with the provisions of the guidelines on the subject established by industry associations and with the best practice in the United States and represents another step towards strictness, transparency and a sense of responsibility in internal relations and those with the external world. At the same time, it offers shareholders adequate insurance of efficient and fair management.
The program in question consists of a “general part” (in which are described, among other things, the content of legislative decree n. 231/2001, the objectives of the program and how it works, the duties of the internal control body responsible for supervising the functioning and observance of the program, the information flows, and the penalty regime) and separate “special parts” concerning the different kinds of crimes provided for by legislative decree n. 231/2001. The “special parts” regarding crimes against the Civil Service and corporate crimes have been completed, while the other “special parts” — concerning crimes of terrorism or the overthrow of democracy, crimes against individual personality, and crimes related to market abuses — are being prepared. When such additional “special parts” are approved, an update of the “general part” and the “special parts” already adopted is planned.
*****
Attached below are three tables that summarize some of the most significant information contained in the second section of the document.

TABLE 1: Structure of Enel’s Board of Directors and Committees
Board Of Directors

											Nomination	Executive
						Number of	Internal Control		Compensation		Committee	Committee
			Non-			other offices	Committee		Committee		(if any)	(if any)
Office	Members	Executive	Executive	Independent	****	**	***	****	***	****	*** ****	*** ****

Chairman	Gnudi Piero (1)		X	X	100%	4	X	100%

Chief Executive Officer/General Manager	Conti Fulvio (3)	X			100%	—

Chief Executive Officer/General Manager	Scaroni Paolo (2)	X			100%	4

Director	Ballio Giulio* (3)		X	X	73%	—			X	100%

Director	Fantozzi Augusto* (3)		X	X	100%	1	X	100%			Non Existent	Non Existent

Director	Luciano Alessandro (3)		X	X	100%	1	X	100%

Director	Miccio Mauro (2)		X	X	100%	1			X	100%

Director	Morganti Franco* (2)		X	X	100%	1	X	100%

Director	Napolitano Fernando (1)		X	X	86%	2			X	100%

Director	Taranto Francesco* (1)		X	X	100%	4			X	100%

Director	Tosi Gianfranco (1)		X	X	100%	—	X	80%	X	100%

Director	Valsecchi Francesco (3)		X	X	100%	1	X	100%
Quorum required for the presentation of slates for the appointment of the Board of Directors: 1% of share capital.
Number of meetings held in 2005: Board of Directors: 21; Internal Control Committee: 7; Compensation Committee: 13; Nomination Committee: N.A.; Executive Committee: N.A.
NOTES
(1)	In office for all of 2005.

(2)	In office until May 2005.

(3)	In office from May 2005.

*	The presence of an asterisk indicates that the director was designated on a slate presented by minority shareholders.

**	This column shows the number of financial, banking, insurance or other large companies or companies that are listed on regulated markets, including foreign ones, in which the person concerned serves as director or member of the board of auditors.

***	In these columns, an “x” indicates the committees of which each director is a member. It should be noted that during 2005 Gianfranco Tosi was first a member of the Internal Control Committee (January-May) and then of the Compensation Committee (July-December).

****	These columns show the percentages of the meetings of, respectively, the Board of Directors and the committees attended by each director, taking into account the period of time during which he was in office in 2005. All absences were justified.

Table 2: Enel’s Board of Statutory Auditors

		Percentage of Board
Office	Members	meetings attended	Number of other offices**

Chairman	Pinto Eugenio***	100%	3
Chairman	Provasoli Angelo****	100%	—
Regular Auditor	Conte Carlo	100%	—
Regular Auditor	Fontana Franco*	100%	—
Alternate Auditor	Giordano Giancarlo	N.A.	—
Alternate Auditor	Sbordoni Paolo*	N.A.	—
Number of meetings held in 2005: 18
Quorum required for the presentation of slates for the appointment of the Board of Statutory Auditors: 1% of share capital
NOTES
*	The presence of an asterisk indicates that the statutory auditor was designated on a slate presented by minority shareholders.
**	This column shows the number of other companies listed on regulated Italian markets in which the person concerned serves as director or member of the board of auditors.

***	In office from May 2005.

****	In office until May 2005.

Table 3: Other provisions of the Self-regulation Code

Summary of the reasons for any deviation
		Yes	No	from the recommendations of the Code

Delegation system and transactions with related parties

Has the board of directors delegated powers and established:		X

A) their limits		X

B) how they are to be exercised		X

C) how often it is to be informed?		X

Has the board of directors reserved the power to examine and approve transactions having a significant impact on the balance sheet, income statement or cash-flow statement (including transactions with related parties)?
X

Has the board established the guidelines and criteria for identifying “significant” transactions?		X

Are the aforesaid guidelines and criteria described in the report?		X

Has the board of directors established special procedures for the examination and approval of transactions with related parties?		X

Are the procedures for approving transactions with related parties described in the report?		X

Procedures of the most recent election of the board of directors and the board of statutory auditors

Were the candidacies for the office of director filed at least ten days beforehand?		X

Were the candidacies for the office of director accompanied by exhaustive information?		X

Were the candidacies for the office of director accompanied by statements as to whether or not they qualified as independent?		X

Were the candidacies for the office of statutory auditor filed at least ten days beforehand?		X		This procedure was duly observed the last time the entire board of statutory auditors was elected (2004), when the slate-vote mechanism was applied. When the chairman of the board of statutory auditors was replaced (during 2005), the candidacies were not filed beforehand because the election did not take place by slate vote.

Were the candidacies for the office of statutory auditor accompanied by exhaustive information?		X

Shareholders’ meetings

Has the company approved rules for shareholders’ meetings?		X

Are the rules attached to the report or is it stated where they can be obtained/downloaded?		X

Internal audit

Has the company appointed the person in charge of internal auditing?		X

Is the person in charge hierarchically independent of heads of operating areas?		X

Organizational position of the person in charge of internal auditing	Head of the internal auditing department

Investor relations

Has the company appointed a head of investor relations?		X

Organizational unit of the head of investor relations and related contact information	▪	Relations with institutional investors: Investor Relations — Viale Regina Margherita, 137 - 00198 Rome, Italy — tel. ++39.06.83053437 - fax ++39.06.83053771 - e-mail: investor.relations@enel.it

	▪	Relations with retail shareholders: Department of Corporate Affairs — Viale Regina Margherita, 137 - 00198 Rome, Italy - tel. ++39.06.83052081 - fax ++39.06.83052129 - e-mail: azionisti.retail@enel.it

Consolidated financial statements

Consolidated Income Statement

Millions of euro		Note
			2005		2004
A	Revenues
	Revenues from sales and services	6	32,272		28,658
	Other revenues	7	1,787		2,353

		[Subtotal]	34,059		31,011
B	Costs
	Raw materials and consumables	8	20,633		16,800
	Services	9	3,057		3,106
	Personnel	10	2,762		3,224
	Depreciation, amortization and impairment losses	11	2,207		2,201
	Other operating expenses	12	911		783
	Capitalized costs	13	(1,049)		(973)
		[Subtotal]	28,521		25,141

C	Operating income		5,538		5,870

D	Financial income (expense) and income (expense) from investments	14	(714)		(827)

E	Income (expense) from investments accounted for using the equity method	15	(30)		(25)

F	Income before taxes		4,794		5,018

G	Income taxes	16	1,934		2,116

H	Income from continuing operations		2,860		2,902

I	Income from discontinued operations	5	1,272		(155)

L	Income for the period (shareholders of Parent Company and minority interests)		4,132		2,747

M	Attributable to minority interests		237		116
N	Attributable to shareholders of Parent Company		3,895		2,631
	Earnings per share (euro)		0.67		0.45
	Diluted earnings per share (euro)		0.67	(1)	0.45
	Earnings from continuing operations per share		0.46		0.48
	Diluted earnings from continuing operations per share		0.46	(1)	0.48
	Earnings from discontinued operations per share		0.21		(0.03)
	Diluted earnings from discontinued operations per share		0.21	(1)	(0.03)

(1)	Calculated by adjusting the average number of ordinary shares for the period (6,171,352,406) to take account of the diluting effect of stock options for the period (€29 million),

Consolidated Balance Sheet

Millions of euro		Note
	ASSETS		at Dec, 31. 2005	at Dec, 31. 2004
A	Non-current assets
	Property, plant and equipment	17	30,188	36,702
	Intangible assets	18	2,182	10,071
	Deferred tax assets	19	1,778	2,953
	Investments accounted for using the equity method	20	1,797	190
	Non-current financial assets	21	836	1,776
	Other non-current assets	22	975	154
		[Total]	37,756	51,846

B	Current assets
	Inventories	23	884	1,345
	Trade receivables	24	8,316	8,027
	Tax receivables	25	789	854
	Current financial assets	26	569	509
	Cash and cash equivalents	27	476	331
	Other current assets	28	1,712	2,466
		[Total]	12,746	13,532

	TOTAL ASSETS		50,502	65,378

Millions of euro		Note
	LIABILITIES AND SHAREHOLDERS’ EQUITY		at Dec. 31, 2005	at Dec. 31, 2004
C	Equity attributable to the shareholders of the Parent Company	29
	Share capital		6,157	6,104
	Other reserves		4,219	3,878
	Retained earnings (losses carried forward)		5,955	7,354
	Net income for the year (1)		2,726	617
		[Total]	19,057	17,953

D	Equity attributable to minority interests		359	1,113

	TOTAL SHAREHOLDERS’ EQUITY		19,416	19,066

E	Non-current liabilities
	Long-term loans	30	10,967	20,291
	Termination indemnities and other employee benefits	31	2,662	2,910
	Provisions for risks and charges	32	1,267	1,404
	Deferred tax liabilities	33	2,464	2,512
	Non-current financial liabilities	34	262	370
	Other non-current liabilities	35	18	218
		[Total]	17,640	27,705

F	Current liabilities
	Short-term loans	36	1,361	5,192
	Current portion of long-term loans	30	935	1,397
	Trade payables	37	6,610	6,818
	Income tax payable		28	99
	Current financial liabilities	38	294	493
	Other current liabilities	39	4,218	4,608
		[Total]	13,446	18,607

	TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		50,502	65,378

(1)	Net of interim dividend, equal to €1,169 million (€2,014 million for 2004).

Consolidated Statement of Cash Flows

Millions of euro
	2005	2004
Income for the period (shareholders of Parent Company and minority interests)	4,132	2,747

Adjustments for:
Amortization of intangible assets	308	491
Depreciation of property, plant and equipment	2,561	2,994
Exchange rate gains and losses (including cash and cash equivalents)	22	(1)
Provisions	781	1,042
Financial (income)/expense	808	1,001
Income taxes	2,147	1,498
(Gains)/losses and other non-monetary items	(1,295)	1,081
Cash flows from operating activities before changes in net current assets	9,464	10,853

Increase/(Decrease) in provisions including termination benefits	(814)	(1,078)
(Increase)/Decrease in inventories	125	(39)
(Increase)/Decrease in trade receivables	(1,919)	(768)
(Increase)/Decrease in financial and non-financial assets/liabilities	250	(1,546)
Increase/(Decrease) in trade payables	1,265	819
Interest income and other financial income collected	202	341
Interest expense and other financial expense paid	(1,065)	(1,473)
Income taxes paid	(1,815)	(2,274)
Cash flows from operating activities (a)	5,693	4,835

Investments in property, plant and equipment	(3,037)	(3,538)
Investments in intangible assets	(220)	(296)
Investments in entities (or business units) less cash and cash equivalents acquired	(524)	(126)
Disposals of entities (or business units) less cash and cash equivalents sold	4,652	1,941
(Increase)/Decrease in other investing activities	221	66
Cash flows from investing/disinvesting activities (b)	1,092	(1,953)

Change in net financial debt	(3,524)	1,039
Dividends paid	(3,472)	(4,256)
Increase in share capital and reserves due to the exercise of stock options	339	241
Capital contributed by minority shareholders	3	10
Cash flows from financing activities (c)	(6,654)	(2,966)

Impact of exchange rate fluctuations on cash and cash equivalents (d)	14	(5)

Increase/(Decrease) in cash and cash equivalents (a+b+c+d)	145	(89)

Cash and cash equivalents at beginning of the period	363	452

Cash and cash equivalents at end of the period	508	363

Statement of Changes in Equity

	Share capital and reserves attributable to the shareholders of the Parent Company
						Translation			Equity
						of financial	Reserve from		attributable to	Equity
		Share				statements in	measurement of		shareholders	attributable to
	Share	premium	Legal	Statutory	Retained	currencies	financial	Net income	of Parent	minority
	capital	reserve	reserve	reserves	earnings	other than euro	instruments	for the year	Company	interests	Total

January 1, 2004	6,063	—	1,453	2,215	7,382	18	(200)	2,509	19,440	181	19,621
Exercise of stock options	41	208	—	—	(8)	—	—	—	241	—	241
Other changes	—	—	—	—	(105)	—	—	—	(105)	816	711
Allocation of income	—	—	—	—	314	—	—	(314)	—	—	—
Dividends paid	—	—	—	—	—	—	—	(2,195)	(2,195)	—	(2,195)
Interim dividends	—	—	—	—	—	—	—	(2,014)	(2,014)	—	(2,014)
Net income for year recognized in equity	—	—	—	—	—	(16)	(29)	—	(45)	—	(45)
Net income for year recognized in income statement	—	—	—	—	—	—	—	2,631	2,631	116	2,747
December 31, 2004	6,104	208	1,453	2,215	7,583	2	(229)	617	17,953	1,113	19,066
Exercise of stock options	53	303	—	—	(17)	—	—	—	339		339
Change in scope of consolidation	—	—	—	—	—	—	—	—	—	(892)	(892)
Other changes	—	—	—	—	(16)	—	—	—	(16)	(7)	(23)
Dividends paid	—	—	—	—	(1,597)	—	—	(617)	(2,214)	(89)	(2,303)
Interim dividends	—	—	—	—	—	—	—	(1,169)	(1,169)	—	(1,169)
Net income for year recognized in equity	—	—	—	—	—	38	231	—	269	(3)	266
Net income for year recognized in income statement	—	—	—	—	—	—	—	3,895	3,895	237	4,132
December 31, 2005	6,157	511	1,453	2,215	5,953	40	2	2,726	19,057	359	19,416

Notes to the financial statements

Introduction

Following the entry into force of Regulation (EC) 1606/2002 of the European Parliament and the European Council of July 19, 2002, as from the 2005 financial year companies whose securities are listed on a regulated market of any Member State of the European Union shall, for the first time, prepare their consolidated financial statements in conformity with the international accounting standards issued by the International Accounting Standards Board and endorsed by the European Commission. Accordingly, as from January 1, 2005, the Enel Group has adopted international accounting standards with a transition date of January 1, 2004. Under the options permitted by Legislative Decree 38/2005, Enel SpA, the Parent Company, has elected to not adopt International Financial Reporting Standards (IFRS) in the preparation of its individual statutory financial statements at December 31, 2005, which have therefore been prepared in accordance with Italian GAAP. A reconciliation of shareholders’ equity at December 31, 2005 and 2004 and net income for the year of Enel SpA prepared in accordance with Italian GAAP and the corresponding values under IFRS is presented in the annex.

1.	Accounting policies and measurement criteria

Enel SpA has its registered office in Italy. The consolidated financial statements of the Company for the year ending December 31, 2005 comprise the financial statements of the Company and its subsidiaries (“the Group”) and the Group’s holdings in associated companies and joint ventures. A list of the subsidiaries included in the scope of consolidation is reported in the annex.

These financial statements were approved for publication by the Board on March 22, 2006.

Compliance with IFRS/IAS

The consolidated financial statements of the Enel Group for the year ended December 31, 2005 have been prepared in accordance with international accounting standards (International Accounting Standards (IAS) or International Financial Reporting Standards (IFRS)), the interpretations of the International Financial Reporting Interpretations Committee (IFRIC) and the Standing Interpretations Committee (SIC) endorsed by the European Commission (hereinafter, “IFRS”).

The accounting policies applied in these consolidated financial statements are in conformity with those adopted in the preparation of the opening balance at January 1,

2004, the income statement for the year 2004 and the balance sheet at December 31, 2004 pursuant to the IFRS, as indicated in note 45 “Transition to International Financial Reporting Standards (IFRS)”, which may be consulted for further details on the options elected by the Group on first-time adoption.

Basis of presentation

The consolidated financial statements consist of the consolidated income statement, the consolidated balance sheet, the consolidated statement of cash flows , the statement of changes in equity and the related notes.

The consolidated income statement is classified on the basis of the nature of costs, while the indirect method is used for the cash flow statement.

The consolidated financial statements are presented in euro. All figures are shown in millions of euro unless stated otherwise.

Use of estimates

Preparing the consolidated financial statements under IFRS requires the use of estimates and assumptions that impact the carrying amount of assets and liabilities and the related information on the items involved as well as the disclosure required for contingent assets and liabilities at the balance sheet date. The estimates and the related assumptions are based on previous experience and other factors considered reasonable in the circumstances. They are formulated when the carrying amount of assets and liabilities is not easily determined from other sources. The actual results may differ from these estimates. The provisions for doubtful accounts, inventory obsolescence, amortization/depreciation, impairment losses, employee benefits, taxation and other provisions are based on these estimates. The estimates and assumptions are periodically reviewed and the impact of any change is recognized in profit or loss where such change regards only the period under consideration. If the review should involve both current and future periods, the change is recognized in the period in which the review is conducted and in the related future periods.

Subsidiaries

Subsidiaries comprise those entities for which the Group has the direct or indirect power to determine their financial and operating policies for the purposes of obtaining the benefits of their activities. In assessing the existence of a situation of control, account is also taken of potential voting rights that are effectively exercisable or convertible. The financial statements of the subsidiaries are consolidated as from the date control is acquired until such control ceases.

Associated companies

Associated companies comprise those entities in which the Enel Group has a significant influence. They are initially recognized at cost and are subsequently measured using the equity method. The Group’s share of profit or loss is recognized in the consolidated financial statements from the date on which it acquires the significant influence over the entity until such influence ceases.

Should the Group’s share of the loss for the period exceed the carrying amount of the investment, the latter is cancelled and any excess recognized in a provision if the Group has a legal or constructive obligation to cover the associate’s loss.

Joint ventures

Interests in joint ventures – enterprises in which the Group exercises joint control with other entities – are consolidated using the proportionate method. The Group recognizes its share of the assets, liabilities, revenues and expenses on a line-by-line basis in proportion to the Group’s share in the entity from the date on which joint control is acquired until such control ceases.

Consolidation procedures

All financial statements used to prepare the consolidated financial statements were drawn up as at and for the year ended December 31, 2005.

All intragroup balances and transactions, including any unrealized profits or losses on transactions within the Group, are eliminated, net of the theoretical tax effect, if material. Unrealized profits and losses with associates and joint ventures are eliminated for the part pertaining to the Group.

In both cases, unrealized losses are eliminated except when relating to impairment.

Translation of foreign currency items

Each subsidiaries company prepares its financial statements in the functional currency of the economy in which it operates.

All transactions in currencies other than the functional currency are recognized in these financial statements at the exchange rate prevailing on the date of the transaction. Monetary assets and liabilities denominated in a foreign currency other than the functional currency are later adjusted using the balance sheet exchange rate. Any exchange rate differences are recognized in profit or loss.

Non-monetary assets and liabilities in foreign currency stated at historic cost are translated using the exchange rate prevailing on the date of initial recognition of the transaction. Non-monetary assets and liabilities in foreign currency carried at fair value are translated using the exchange rate prevailing on the date the related carrying amount is determined.

Translation of financial statements denominated in a foreign currency

For the purposes of the consolidated financial statements, all profits/losses, assets and liabilities are stated in euro, which is the functional currency of the Parent Company, Enel SpA.

In order to prepare the consolidated financial statements, financial statements in functional currencies other than the euro are translated into euro by applying the relevant period-end exchange rate to the assets and liabilities, including goodwill and consolidation adjustments, and the average exchange rate for the period, which approximates the exchange rates prevailing at the date of the respective transactions, to the income statement captions. Any resulting exchange rate gains or losses are recognized directly in equity in a special reserve. The gains and losses are taken to profit or loss on the disposal of the subsidiary.

Business combinations

All business combinations are recognized using the purchase method, where the purchase cost is equal to fair value at the date of the exchange of the assets acquired and the liabilities assumed, plus any costs directly attributable to the acquisition. This cost is allocated by recognizing the assets, liabilities and identifiable contingent liabilities of the acquiree at their fair values. Any positive difference between the purchase costs and the fair value of the share of the net assets acquired pertaining to the Group is recognized as goodwill. Any negative difference is recognized in profit or loss.

On first-time adoption of the IFRS, the Group elected to not apply IFRS 3 (Business combinations) retrospectively to acquisitions carried out before January 1, 2004. Accordingly, the goodwill associated with acquisitions carried out prior to the IFRS transition date is still carried at the amount reported in the last consolidated financial statements prepared on the basis of previous accounting standards (December 31, 2003).

Property, plant and equipment

Property, plant and equipment is recognized at historic cost, including directly attributable ancillary costs necessary for the asset to be ready for use. It is increased by the present value of the estimate of the costs of dismantling and removing the asset where there is a legal or constructive obligation to do so. The corresponding liability is recognized in a provision under provisions for risks and charges. Financial charges in respect of loans granted for the purchase of the assets are recognized in profit or loss in the year they accrue.

Subsequent expenditure relating to an item of property, plant and equipment is recognized as an increase in the carrying amount of the asset when it is probable that future economic benefits deriving from the cost incurred to replace a component of such item will flow to the enterprise and the cost of the item can be reliably determined. All other expenditure is recognized as an expense in the period in which it is incurred. Where major components of property, plant and equipment have different useful lives, the components are recognized separately.

Certain property, plant and equipment that were revalued at January 2004 (the transition date) or in previous periods are recognized at their revalued amount, which is considered as their deemed cost at the revaluation date.

Property, plant and equipment is reported net of accumulated depreciation and any impairment losses determined as set out below. Depreciation is calculated on a straight-line basis over the item’s estimated useful life, which is checked annually, and any changes are reflected on a prospective basis. Depreciation commences when the asset is ready for use.

The estimated useful life of the main items of property, plant and equipment is as follows:

Useful life

Civil buildings	40 years
Hydroelectric power plants (1) (2)	40 years
Thermoelectric power plants (1) (3)	40 years
Geothermal power plants (4)	20 years
Alternative energy power plants (5)	20 years
Transport lines	40 years
Transformation plant	32-42 years
Medium- and low-voltage distribution networks	30-40 years
Gas distribution networks and meters	25-50 years
Telecommunications systems and networks	5.5-20 years
Industrial and commercial equipment	4 years

(1)	Excluding assets to be relinquished at end of concession, which are depreciated over the duration of the concession if shorter than useful life.

(2-5)	Useful life as from January 1, 2005; previously it was equal to (2) 40 years; (3) 20 years; (4) 12.5 years; (5) 21.3 years. For additional details, please see note 17.
Land, both unbuilt and on which civil and industrial buildings stand, is not depreciated as it has an indefinite useful life.

Enel is the concession holder for the distribution and sale of electricity to the regulated market (non-elegible customers). The concession, granted by the Ministry for Productive Activities, was issued free of charge and terminates on December 31, 2030. If the concession is not renewed upon expiry, the grantor is required to pay Enel an indemnity, at current values, for the assets owned by Enel that serve the concession. These assets, which comprise the electricity distribution networks, are recognized under “Property, plant and equipment” and are depreciated over their useful lives.

The same accounting treatment is used for the gas distribution networks operated under municipal concessions.

The Group’s plants include assets to be relinquished free of charge under the terms of the concession. These mainly regard major water diversion works and the public lands used for the operation of the thermal power plants. The concessions terminate in 2029, and in 2020 respectively (2010 for plants in the Autonomous Provinces of Trento and Bolzano). If the concessions are not renewed, at those dates all intake and governing works, penstocks, outflow channels and other plants on public lands will be relinquished free of charge to the State in good operating condition.

Accordingly, depreciation on assets to be relinquished is calculated over the shorter of the term of the concession and the remaining useful life of the asset.

Property, plant and equipment acquired under finance leases, whereby all risks and rewards incident to ownership are substantially transferred to the Group, are recognized as Group assets at the lower of fair value and the present value of the minimum lease payments due, including the payment required to exercise any purchase option. The corresponding liability due to the lessor is recognized under financial payables. The assets are depreciated on the basis of their useful lives. If it is not reasonably certain that the Group will acquire the assets at the end of the lease, they are depreciated for a period equal to the shorter of the term of the lease and the useful life of the assets.

Leases where the lessor substantially retains all risks and rewards incident to ownership are classified as operating leases. Operating lease costs are taken to profit or loss on a systematic basis over the term of the lease.

Intangible assets

Intangible assets, which all have a finite useful life, are measured at cost, shown net of accumulated amortization and any impairment losses, determined as set out below. Amortization is calculated on a straight-line basis over the item’s estimated useful life, which is checked annually and any changes are reflected on a prospective basis. Amortization commences when the asset is ready for use.

The estimated useful life of the main intangible assets is reported in the notes to the caption.

Goodwill deriving from the acquisition of subsidiaries, associated companies or joint ventures is allocated to each of the cash-generating units identified. After initial recognition, goodwill is not amortized and is adjusted for any impairment losses, determined using the criteria described later in this document. Goodwill relating to investments in associates is included in their carrying amount.

Impairment losses

Property, plant and equipment and intangible assets with a finite life are tested for impairment at least once a year. If such impairment is found, the recoverable amount of any property, plant and equipment and intangible assets with a definite life is estimated.

The recoverable amount of goodwill and intangible assets with an indefinite useful life, where present, as well as that of intangible assets not yet available for use, is estimated annually.

The recoverable amount is the higher of an asset’s selling price and its value in use. Value in use is determined by discounting estimated future cash flows using a pre-tax discount rate that reflects the current market assessment of the time value of money and the specific risks of the asset. The recoverable amount of assets that do not generate independent cash flows is determined based on the cash-generating unit to which the asset belongs.

An impairment loss is recognized in the income statement if an asset’s carrying amount or that of the cash-generating unit to which it is allocated is higher than its recoverable amount.

Impairment losses of cash generating units are first charged against the carrying amount of any goodwill attributed to it and then against the value of other assets, in proportion to its carrying amount.

With the exception of those recognized for goodwill, impairment losses are reversed if the impairment is no longer present or there has been a change in the assumptions used to determine the recoverable amount.

Inventories

Inventories are measured at the lower of cost and estimated realizable value. Average weighted cost is used, which includes related ancillary charges.

Financial instruments

Debt securities

Debt securities that the Company intends and is able to hold until maturity are recognized at the trade date and, upon initial recognition, are measured at fair value including transaction costs; subsequently, they are measured at amortized cost using the effective interest rate method, net of any impairment losses.

Debt securities held for trading are initially recognized at fair value and subsequent variations are recognized in profit or loss.

Equity investments in other entities and other financial assets

Equity investments in entities other than subsidiaries or associates and other financial assets (if classified as available for sale) are recognized at fair value with any gains or losses recognized in equity or (if classified as “fair value through profit or loss”) in profit or loss. On the sale of available-for-sale assets, any accumulated gains and losses are released to the income statement.
When the fair value cannot be determined reliably, equity investments in other entities are measured at cost adjusted by impairment losses with any gains or losses recognized in profit or loss. Such impairment losses are not reversed.
Trade receivables
Trade receivables are recognized at amortized cost, net of any impairment losses. Impairment is determined on the basis of the present value of estimated future cash flows, discounted at the original effective interest rate.
Trade receivables falling due in line with generally accepted trade terms are not discounted.
Cash and cash equivalents
This category is used to record cash and cash equivalents that are available on demand or at very short term and do not incur collection costs.
Cash and cash equivalents are recognized net of bank overdrafts at period-end in the consolidated statement of cash flows.
Trade payables
Trade payables are recognized at amortized cost.
Financial liabilities
Financial liabilities other than derivatives are initially recognized at the settlement date at fair value, less directly attributable transaction costs. Financial liabilities are subsequently measured at amortized cost using the original effective interest rate method.
Derivative financial instruments
Derivatives are recognized at the trade date at fair value and are classified as hedging instruments when the relationship between the derivative and the hedged item is formally documented and the effectiveness of the hedge (assessed periodically) is high.
When the derivatives are used to hedge the risk of changes in the fair value of hedged items, they are recognized at fair value with any changes taken to profit or loss. The hedged items are adjusted similarly to reflect changes in fair value related to the hedged risk.

When derivatives are used to hedge the risk of changes in the cash flows generated by the hedged instruments, changes in fair value are initially recognized in equity and subsequently released to profit or loss in line with the gains and losses on the hedging transaction.
Changes in the fair value of derivatives that do not qualify for hedge accounting under IFRS are recognized in profit or loss.
Employee benefits
Liabilities related to employee benefits paid upon leaving or after ceasing employment in connection with defined benefit plans or other long-term benefits accrued during the employment period, which are recognized net of any plan assets, are determined separately for each plan, using actuarial assumptions to estimate the amount of the future benefits that employees have accrued at the balance-sheet date. The liability is recognized on an accruals basis over the vesting period of the related rights. These appraisals are performed by independent actuaries.
All actuarial gains and losses at January 1, 2004, the date of transition to IFRS, were recognized. Following January 1, 2004, net cumulative unrecognized actuarial gains and losses exceeding 10% of the greater of either the present value of the defined benefit obligation and the fair value of the plan assets are recognized in profit or loss over the expected average remaining working lives of the employees participating in the plan. Otherwise, they are not recognized.
Share-based payments
The cost of services rendered by employees and remunerated through stock option plans is determined based on the fair value of the options granted to employees at the grant date.
The calculation method to determine the fair value considers all characteristics of the option (option term, price and exercise conditions, etc.), as well as the Enel share price at the grant date, the volatility of the stock and the interest yield curve at the grant date consistent with the expected life of the plan. The pricing model used is the Cox-Rubinstein.
This cost is recognized in the income statement over the vesting period considering the best estimate possible of the number of options that will become exercisable.
Provisions for risks and charges
Accruals to the provisions for risks and charges are recognized when there is a legal or constructive obligation as a result of a past event at period-end, the settlement of which is expected to result in an outflow of resources whose amount can be reliably estimated. If the impact is significant, the accruals are determined by discounting expected future cash flows using a pre-tax discount rate that reflects the current market assessment of the time value of money and, if applicable, the risks specific to the liability. If the amount is discounted, the increase in the provision over time is recognized as a financial expense. When the liability relates to property, plant and equipment (e.g. dismantling and restoration of sites), the provision is recognized as a balancing entry to the asset to which it relates. The expense is recognized in profit or loss through the depreciation of the item of property, plant and equipment to which it relates.
Grants
Grants from public entities and private third parties are recognized at fair value when it is reasonably certain that they will be received and that the conditions for receipt have been met.
Grants received for specific expenditure are recognized as other liabilities and credited to the income statement on a systematic basis over the period in which the related costs accrue.
Grants received for specific assets, the value of which is recognized as an item of property, plant and equipment or an intangible asset are recognized as other liabilities and taken to the income statement over the asset’s amortization/depreciation period.
Operating grants are fully recognized in profit or loss when the conditions for their recognition are met.
Revenues
Revenues are recognized using the following criteria depending on the type of transaction:
▪	revenues from the sale of goods are recognized when the significant risks and rewards of ownership are transferred to the buyer;

▪	revenues from the rendering of services are recognized in line with the stage of completion of the services. Where the revenue cannot be reliably estimated, it is recognized to the extent of the costs incurred that are expected to be recovered;

▪	revenues from the sale and transport of electricity and gas are recognized when the supply or service is provided, even if these have not yet been invoiced, and are determined using estimates as well as the fixed meter reading figures. Where applicable, this revenue is based on the rates and related constrictions established by law, the Authority for Electricity and Gas and the corresponding foreign authorities during the applicable period.

Financial income and expense
Financial income and expense is recognized on an accruals basis in line with interest accrued on the net carrying amount of the related financial assets and liabilities using the effective interest rate method.
Dividends
Revenue is recognized when the shareholder’s right to receive dividends is established.
Dividends and interim dividends payable to third parties are recognized as changes in equity at the date they are approved by the Shareholders’ Meeting and the Board of Directors, respectively.
Income taxes
Current income taxes, which are recognized under tax payables net of payments on account, are determined using an estimate of taxable income and in conformity with the relevant tax regulations.
Deferred tax liabilities and assets are calculated on the temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and their corresponding values recognized for tax purposes on the basis of tax rates in effect on the date the temporary difference will reverse, which is determined on the basis of current tax rates at the balance sheet date.
Deferred tax assets are recognized when recovery is probable, i.e. when an entity expects to have sufficient future taxable income to recover the asset.
The recoverability of deferred tax assets is reviewed at each period-end.
Discontinued operations and non-current assets held as available for sale
The assets or groups of assets and liabilities whose carrying amount will mainly be recovered through sale, rather than through ongoing use, are shown separately from the other balance-sheet assets and liabilities. Assets classified as available-for-sale are measured at the lower of the carrying amount and estimated realizable value, net of sales costs. Any losses are directly expensed in the income statement. The corresponding values for the previous period are not reclassified.
Gains on operating assets sold (or being sold) are shown separately in the income statement, net of the tax effects. The corresponding values for the previous period are reclassified and reported separately in the income statement, net of tax effects, for comparative purposes.

2.	Risk management

As part of its operations, Enel is exposed to different market risks, notably the risk of changes in interest rates, exchange rates and commodity prices.

To minimize this exposure, Enel enters into derivatives contracts to hedge individual transactions and overall exposures using instruments available on the market.

Transactions that qualify for hedge accounting under IFRS are designated as hedging transactions, while those entered into with the intention of hedging but that do not qualify for hedge accounting are classified as trading transactions. Enel does not use derivatives for speculative purposes.

The financial assets and liabilities associated with derivative instruments are classified as:
▪	cash flow hedges, related to hedging the risk of changes in the cash flows on certain long-term floating-rate loans;

▪	fair value hedges, related to hedging the risk of changes in the fair value of fixed-rate liabilities;

▪	trading derivatives, related to hedging interest and exchange rate risk and commodity risk but which do not qualify for recognition under IAS 39 as hedges of specific assets, liabilities, commitments or future transactions.
The fair value is determined using the official prices for instruments traded on regulated markets for interest rate derivatives and loans covered by fair value hedges. The fair value of instruments not listed on regulated markets is determined by discounting expected future cash flows on the basis of the market interest rate yield curve at the balance sheet date and translating amounts in currencies other than the euro using period-end interest rates provided by the European Central Bank. Where possible, contracts relating to commodities are measured using market prices related to the same instruments on both regulated and other markets. Contracts for differences are measured using a model based on the forward prices at the valuation date for the energy commodities analyzed, estimating developments in the electricity market in the reference period.

The measurement techniques used for the open derivatives positions at the end of the year are the same as those adopted the previous year. Accordingly, the impact on profit or loss and shareholders equity of such measurement is essentially attributable to normal market developments. The credit risk in respect of the derivatives portfolio is considered negligible since transactions are conducted solely with leading Italian and international banks, diversifying the exposure among different institutions.

Interest rate risk

Various types of derivatives are used to reduce the amount of debt exposed to interest rate fluctuations and to reduce borrowing costs. These include interest rate swaps,

interest rate collars and swaptions.
These contracts are normally agreed with a notional amount and expiry date lower than or equal to that of the underlying financial liability, so that any change in the fair value and/or expected future cash flows of these contracts is offset by a corresponding change in the fair value and/or the expected future cash flows from the underlying position.
The overall market value of interest rate derivatives in cash flow hedges at December 31, 2005 was a negative €261 million.
The following table reports the expected net financial expense in respect of these derivatives in the coming years:
Expected net financial expense in respect of interest rate derivatives in cash flow hedges

2006	2007	2008	2009	2010	Beyond

62	45	41	25	21	91
Exchange rate risk
Various types of derivatives are used to reduce the exchange rate risk on foreign currency assets, liabilities and expected future cash flows. These include forward contracts and options.
These contracts are also normally agreed with a notional amount and expiry date equal to that of the underlying financial liability or the expected future cash flows, so that any change in the fair value and/or future cash flows of these contracts stemming from a potential appreciation or depreciation of the euro against other currencies is fully offset by a corresponding change in the fair value and/or the expected future cash flows of the underlying position.
Commodity risk
Various types of derivatives are used to reduce the exposure to fluctuations in commodity prices. These include swaps and futures.
For purchases of fuel for electricity generation and purchases of gas for resale, the exposure to the risk of changes in the commodity prices to which the related contracts are indexed is hedged. The overall risk is quantified by breaking down the contracts that generate exposure into their indexing components and reaggregating these components into uniform risk factors that can be managed in the market.
The Single Buyer uses “one-way contracts for differences” to hedge changes in the price of energy purchased on the Power Exchange for the regulated market. Under these contracts, if the Single National Price (SNP) exceeds the strike price, the difference between the SNP and the strike price is paid to the Single Buyer. If the SNP is lower than or equal to the strike price, the differences are not settled by the Single

Buyer. In both cases, the Single Buyer pays Enel a fixed premium equal to the amount set by the auction for the relevant product. For “two-way” contracts, the difference is paid to the Single Buyer if the SNP exceeds the strike price and to Enel in the opposite case. No premium is envisaged for these contracts.

For energy sold on the Power Exchange, Enel manages the residual risk not stabilized through “two-way” contracts for differences by assessing the exposure to market price fluctuations in relation to generation cost developments in Italy. The measurement of this exposure is also based on the effectiveness of the hedging strategies implemented.

The current regulatory framework also allows producers to sell electricity to eligible customers on the free market through bilateral negotiations. This type of contract can be linked to both fixed and variable prices. The exposure to possible price fluctuations is hedged with derivatives.

Finally, as part of commercial activities related to purchasing fuels for thermal generation and the sale of electricity and gas to eligible customers, Enel grants trade credit to external counterparties. The counterparties selected are carefully monitored through the assessment of the related credit risk and the pledge of suitable guarantees and/or security deposits to ensure adequate protection from default risk.

The notes to the consolidated financial statements show the notional amount and the fair value of each derivative type at December 31, 2005, grouped into current and non-current financial assets and liabilities.
3.	Changes in the scope of consolidation

Compared with 2004, the scope of consolidation has changed primarily as a result of the following operations:
▪	the sale of NewReal (real estate sector) on July 14, 2004;

▪	the acquisition of controlling investments in Ottogas Rete and Ottogas Vendita (distribution and sale of natural gas to end-users) on September 15, 2004;

▪	the acquisition of controlling investments in Italgestioni and Italgestioni Gas (distribution and sale of natural gas to end-users) on December 14, 2004;

▪	the acquisition of controlling investments in Electrica Banat and Electrica Dobrogea (electricity distribution and sales in Romania) on April 28, 2005;

▪	the disposal of 62.75% of Wind on August 11, 2005 and its deconsolidation, with the reclassification of the remaining stake of 37.25% under non-current financial assets;

▪	the disposal of 43.85% of Terna and its deconsolidation as from September 15, 2005.

As regards the acquisition of 51% of Electrica Banat and Electrica Dobrogea, the overall value of the operation amounted to €131 million. The following table reports the assets acquisured and liabilities assumed.

Millions of euro

Property, plant and equipment	305
Intangible assets	3
Trade receivables and inventories	57
Cash and cash equivalents and other current assets	133
Total assets	498

Trade payables	(61)
Other financial liabilities and other current liabilities	(91)
Other provisions and other payables	(191)
Total liabilities	(343)

Total net assets acquired	155

Negative goodwill	(24)

Value of operation at December 31, 2005	131
of which to current financial liabilities	(15)

CASH FLOW AT DECEMBER 31, 2005	116
The negative gooddwill of €24 million was recognized to the income statement for 2005.

4. Segment information
Segment information in 2005

	Continuing operations						Discontinued operations
	Generation	Networks,	Services		Eliminations			Telecom	Eliminations
	and Energy	Infrastructure	and Other	Parent	and		Transmission	municatio	and
Millions of euro	Management	and Sales	Activities	Company	adjustments	Total	Networks	ns	adjustments	Total	TOTAL

Revenues from third parties	12,518	20,081	374	872	214	34,059	711	2,604	(62)	3,253	37,312

Revenues from other divisions	1,697	341	1,286	231	(3,555)	—	29	144	(173)	—	—

Total revenues	14,215	20,422	1,660	1,103	(3,341)	34,059	740	2,748	(235)	3,253	37,312

Gross operating margin	3,704	3,737	249	67	(12)	7,745	524	903	(1)	1,426	9,171

Amortization, depreciation and impairment losses	1,139	959	95	14	—	2,207	118	736	—	854	3,061

Operating income	2,565	2,778	154	53	(12)	5,538	406	167	(1)	572	6,110
Net financial income (expense) and income (expense) from investments accounted for using the equity method	—	—	—	—	—	(744)	—	—	—	(240)	(984)

Income taxes	—	—	—	—	—	1,934	—	—	—	213	2,147

Net income before capital gains	—	—	—	—	—	2,860	—	—	—	119	2,979

Gains on disposal of assets	—	—	—	—	—	—	—	—	—	1,153	1,153

Net income (Group and minority interests)	—	—	—	—	—	2,860	—	—	—	1,272	4,132

Operating assets	19,622	23,154	2,927	—	(1,850)	43,853	—	—	—	—	43,853

Operating liabilities	4,247	9,298	2,377	—	(1,552)	14,370	—	—	—	—	14,370

Capital expenditure	1,027	1,692	99	11	—	2,829	142	286	—	428	3,257
Segment information in 2004

	Continuing operations						Discontinued operations
	Generation	Networks,	Services		Eliminations			Telecom	Eliminations
	and Energy	Infrastructure	and Other	Parent	and		Transmission	municatio	and
Millions of euro	Management	and Sales	Activities	Company	adjustments	Total	Networks	ns	adjustments	Total	TOTAL

Revenues from third parties	10,070	19,105	742	1,200	(106)	31,011	967	4,474	(2)	5,439	36,450

Revenues from other divisions	2,958	149	1,052	449	(4,608)	—	50	253	(303)	—	—

Total revenues	13,028	19,254	1,794	1,649	(4,714)	31,011	1,017	4,727	(305)	5,439	36,450

Gross operating margin	3,780	3,530	214	652	(105)	8,071	649	1,421	14	2,084	10,155

Amortization, depreciation and impairment losses	1,249	837	108	5	2	2,201	159	3,037	6	3,202	5,403

Operating income	2,531	2,693	106	647	(107)	5,870	490	(1,616)	8	(1,118)	4,752
Net financial income (expense) and income (expense) from investments accounted for using the equity method	—	—	—	—	—	(852)	—	—	—	(467)	(1,319)

Income taxes	—	—	—	—	—	2,116	—	—	—	(618)	1,498

Net income before capital gains	—	—	—	—	—	2,902	—	—	—	(967)	1,935

Gains on disposal of assets	—	—	—	—	—	—	—	—	—	812	812

Net income (Group and minority interests)	—	—	—	—	—	2,902	—	—	—	(155)	2,747

Operating assets	18,882	20,806	3,510	—	(2,405)	40,793	4,585	12,940	—	17,525	58,318

Operating liabilities	3,491	8,285	3,981	—	(3,060)	12,697	571	2,181	—	2,752	15,449

Capital expenditure	857	1,711	112	10	—	2,690	277	868	—	1,144	3,834

Segment revenues in the above tables include both revenues from third parties and revenue flows between the segment. An analogous approach was taken for operating costs.
The following table reconciles sector assets and liabilities and the consolidated figures

Millions of euro
	2005	2004

Total assets (consolidated financial statements)	50,502	65,378
Non-current financial assets	2,601	358
Current financial assets	156	57
Cash and cash equivalents	476	331
Tax receivables	3,416	6,314
Sector assets	43,853	58,318
- of which:
Generation and Energy Management	19,622	18,882
Networks, Infrastructure and Sales	23,154	20,806
Other Activities	2,927	3,510
Parent Company, eliminations and adjustments	(1,850)	(2,405)
Telecommunications and Transmission Networks	—	17,525

Total liabilities (consolidated financial statements)	31,086	46,312
Non-current financial liabilities	262	377
Current financial liabilities	294	463
Long and short-term loans	13,262	26,905
Tax liabilities	2,898	3,118
Sector liabilities	14,370	15,449
- of which:
Generation and Energy Management	4,247	3,491
Networks, Infrastructure and Sales	9,298	8,285
Other Activities	2,377	3,981
Parent Company, eliminations and adjustments	(1,552)	(3,060)
Telecommunications and Transmission Networks	—	2,752

5. Discontinued operations

Millions of euro
	2005	2004	2005-2004

Operating income	572	(1,118)	1,690
Net financial expense	(240)	(467)	227
Income taxes	213	(618)	831
Net income before capital gains	119	(967)	1,086

Gains on disposal of assets	1,153	812	341

NET INCOME ON DISCONTINUED OPERATIONS	1,272	(155)	1,427
Following the disposal of investments in Wind and Terna, which took place on August 11, 2005 and September 15, 2005 respectively, these entities were deconsolidated as from those dates and the financial performance achieved up to the disposal date is reported under discontinued operations.
The capital gains for 2005 were essentially produced by the disposal of 43.85% of Terna, while the gain in 2004 regards the sale of 50% of Terna.
All the gains realized with the disposal operations involving Terna in 2005 and 2004 are therefore reclassified under discontinued operations to ensure more consistent representation for comparative purposes.
The following table reports the cash flow generated by the disposal of the Transmission Networks and Telecommunications sectors, now considered discontinued operations, equal to €4,456 million.

Millions of euro
2005

Property, plant and equipment, intangible assets and goodwill	(13,922)
Other non-current assets (net)	543
Inventories and trade receivables	(1,739)
Cash and cash equivalents	(413)
Other current assets (net)	448
Trade payables, other provisions and other payables	2,540
Gross financial debt	8,839
Net assets sold	(3,704)

Gross cash flow	(4,869)
Cash and cash equivalents	413
Net cash flow	(4,456)

Information on the Consolidated Income Statement

Revenues
6. Revenues from sales and services – €32,272 million

Millions of euro
	2005	2004	2005-2004

Revenues from the sale and transport of electricity and contributions from Electricity Equalization Fund	29,008	25,098	3,910
Revenues from the sale and transport of natural gas to end-users	1,556	1,374	182
Revenues from fuel sales	446	894	(448)
Connection fees for the electricity and gas networks	656	657	(1)
Revenues for contract work in progress	290	609	(319)
Other sales and services	44	42	2
Net revenues (charges) from commodity risk management	272	(16)	288

Total	32,272	28,658	3,614
The change between “Revenues from the sale and transport of electricity and contributions from Electricity Equalization Fund” in 2005 and those of the corresponding period of 2004 is partly ascribable to the start-up, on April 1, 2004, of the Electricity Power Exchange and to the market operations of the Single Buyer, which generated an increase both in revenues and in electricity purchase costs. Until March 31, 2004, the electricity was sold directly from the generating companies to the distribution companies of the Group, and the associated costs and revenues were eliminated in the consolidated accounts. The results for 2005 also reflect an increase in revenues from outside Italy, both from international trading and from the generation and distribution activities of Enel’s foreign holdings. Electrica Banat and Electrica Dobrogea, two Romanian companies that the Group acquired at the end of April 2005, produced revenues amounting to €298 million. The revenues from the Electricity Equalization Fund also include a €100 million reimbursement of the charges incurred for green certificates in 2002 and 2003
The growth in “revenues from the sale and transport of natural gas to end-users” is mainly due to an increase in the “raw material” component of gas rates.
“Revenues from fuel sales” fell in reaction to the decrease in Enel Trade’s trading activities, as the company focused on the supply of gas to Group companies.
”Revenues from contract work in progress” declined by €319 million as a result of lower engineering and construction activities.

“Net revenues from commodity risk management” relate mainly to the valuation at fair value of contracts for differences made with the Single Buyer at the end of 2004 and in 2005.

Millions of euro
	2005	2004	2005-2004

Income
Realized on contracts for differences	289	—	289
Realized on other contracts	113	92	21
Total realized income	402	92	310

Unrealized on contracts for differences	43	—	43
Unrealized on other contracts	48	15	33
Total unrealized income	91	15	76

Total income	493	107	386

Charges
Realized on other contracts	(188)	(103)	(85)
Total realized charges	(188)	(103)	(85)

Unrealized on other contracts	(33)	(20)	(13)
Total unrealized charges	(33)	(20)	(13)

Total charges	(221)	(123)	(98)

NET INCOME (CHARGES) FROM COMMODITY RISK MANAGEMENT	272	(16)	288
“Realized charges” include €110 million in respect of interest rate hedges, the fair value of which was recognized in the previous financial year in a specific cash flow hedge reserve.
7. Other revenues – €1,787 million

Millions of euro
	2005	2004	2005-2004

Prior-year’ regulatory items	338	—	338
Reimbursement of stranded costs for Nigerian gas	158	1,219	(1,061)
Gains on sale of equity investments	131	13	118
Bonus for service continuity	115	250	(135)
Other	1,045	871	174

Total	1,787	2,353	(566)
“Other revenues” include income on prior-year regulatory items amounting to €338 million relating to reserve services provided to the ISO. The item also includes €158 million in income from reimbursements paid to the Group for the extra expenses incurred in relation to Nigerian gas (€151 million in 2004). The net change in the financial year is essentially a reflection of the recognition inclusion in the 2004 income statement of €1,068 million in receipts arising from the recognition of the right to reimbursement for unrecoverable generating costs and for additional charges relating to Nigerian gas in the period 2000-2003. The right to reimbursement was accorded by the Ministry for Productive Activities in a Decree issued on August 6, 2004.
Costs
8. Raw materials and consumables – €20,633 million

Millions of euro
	2005	2004	2005-2004

Electricity purchases	14,321	10,380	3,941
Fuel and gas purchases	5,514	5,393	121
Materials purchases	798	1,027	(229)

Total	20,633	16,800	3,833
of which capitalized	(665)	(673)	(8)
The growth in “Electricity purchases” is partly due to the start of operation of the Power Exchange on April 1, 2004 and the Single Buyer’s activity, as well as an increase in the average unit price.
“Materials purchases” fell thanks largely to lower engineering and contracting activities.
9. Services – €3,057 million

Millions of euro
	2005	2004	2005-2004

Electricity transport	1,048	1,068	(20)
Maintenance and repairs	395	347	48
Telephone and postal	144	133	11
Services by deconsolidated companies	127	213	(86)
Services and tenders for contract work in progress	120	260	(140)
Advertising and publications	62	63	(1)
Leases and rentals	387	349	38
Other	774	673	101

Total	3,057	3,106	(49)

Costs in respect of “Services” declined by €49 million, essentially owing to lower costs of engineering and construction services (-€140 million), partly offset by higher lease expenses owing to the disposal of the Group’s real estate operations in July 2004. Excluding future disposals, the projected costs of the Group’s rent commitments for the next five years come to around €370 million.
10. Personnel – €2,762 million

Millions of euro
	2005	2004	2005-2004

Wages and salaries	1,957	1,989	(32)
Social security contributions	529	537	(8)
Termination benefits	111	97	14
Other costs	165	601	(436)

Total	2,762	3,224	(462)
Of which capitalized	(384)	(300)	84
The fall in personnel expenses compared with the previous year is mainly the result of a reduction in the expenses associated with the payment of early-retirement incentives and a decline in the average size of the workforce in the year. Other costs include charges for the stock option plan for 2005, which amounted to €11 million.
The following table shows the average number of employees by category, compared with the previous year and the actual number of employees at December 31, 2005.

	Average number			Headcount
	2005	2004	2005-2004	at Dec. 31, 2005

Senior managers	618	581	37	562
Middle managers	4,144	4,024	120	4,103
Employees	29,231	29,515	(284)	28,480
Workers	19,369	17,278	2,091	18,633
Total continuing operations	53,362	51,398	1,964	51,778

Discontinued operations	6,722	10,820	(4,098)	—

TOTAL	60,084	62,218	(2,134)	51,778

11. Depreciation, amortization and impairment losses – €2,207 million

Millions of euro
	2005	2004	2005-2004

Depreciation of property, plant and equipment	1,918	1,990	(72)
Amortization of intangible assets	138	121	17
Impairment losses	151	90	61

Total	2,207	2,201	6
The item “Depreciation of property plant and equipment” shows a fall of €72 million, mainly owing to a reassessment of the useful remaining life of power plants.
The increase of €61 million in “Impairment losses” reflects an adjustment of trade receivables to their estimated realizable value.
12. Other operating expenses – €911 million

Millions of euro
	2005	2004	2005-2004

Provisions for risks and charges	212	203	9
Purchase of green certificates	119	104	15
Charges for CO2 emissions	228	—	228
Taxes and duties	144	158	(14)
Other	208	318	(110)

Total	911	783	128
The increase of €128 million in “Other operating expenses” relates mostly to charges estimated at €228 million for emissions in excess of the assigned allowances, partially offset by higher other expenses recorded in the prior financial year.
13. Capitalized costs — €(1,049) million

Millions of euro
	2005	2004	2005-2004

Personnel	(384)	(300)	84
Materials	(665)	(673)	(8)

Total	(1,049)	(973)	76
The item shows an increase of €76 million as result of an expansion in the amount of internal construction of plants, essentially in the Infrastructure and Networks Division.

14. Financial income (expense) and income (expense) from investments – €(714) million

Millions of euro
	2005	2004	2005-2004

Financial income:
- interest and other income from non-current financial assets	29	49	(20)
- foreign exchange gains	23	165	(142)
- income from derivative instruments	68	29	39
- other income	99	118	(19)
Total income	219	361	(142)

Financial expense:
- interest and other charges on financial debt	(686)	(771)	85
- foreign exchange losses	(52)	(143)	91
- expense on derivative instruments	(94)	(135)	41
- discounting of post-employment and other employee benefits	(112)	(134)	22
Total financial expense	(944)	(1,183)	239

Total financial income (expense)	(725)	(822)	97

Income (expense) from investments:
- income from investments	11	4	7
- expense on investments	—	(9)	9
Total income (expense) from investments	11	(5)	16

TOTAL	(714)	(827)	113
In a macroeconomic environment that saw a further fall in long-term market interest rates and substantial stability in short-term rates for the first nine months of the financial year, followed by a final quarter in which short-term rates rose sharply, Enel decided to continue its strategy of extending the average maturity of its debt and reducing the floating rate component. In this context, net financial charges still fell by €97 million (from €822 million in 2004 to €725 million in 2005), thanks in part to the reduction in the average debt for the year.
15. Income (expense) from investments accounted for using the equity method – €(30) million

Millions of euro
	2005	2004	2005-2004

Income from associates	7	8	(1)
Expense on associates	(37)	(33)	(4)

Total	(30)	(25)	(5)

Expense in respect of investments accounted for using the equity method came to €37 million in 2005. They regard the measurement at equity of the investment in Wind Telecomunicazioni, taking account of the gain that emerged from the fair value measurement of call option envisaged in the disposal agreement, which was exercised in January 2006.
16. Income taxes – €1,934 million

Millions of euro
	2005	2004	2005-2004

Current taxes	1,398	1,328	70
Difference on estimated income taxes from prior years	14	(14)	28
Deferred tax assets	277	459	(182)
Deferred tax liabilities	245	343	(98)

Total	1,934	2,116	(182)
Estimated taxes on income from continuing operations for 2005 amount to €1,934 million, which corresponds to 40.3% of income before tax. In 2004, income taxes totaled €2,116 million, or 42.2% of income before tax. Foreign taxes in 2005 totaled €43 million (€22 million in 2004). The table below reconciles the theoretical tax rate with the effective rate.

Millions of euro

	2005		2004

Income before taxes	4,794		5,018
Theoretical tax due calculated as 33% of pre-tax income	1,582	33.0%	1,656	33.0%
Permanent differences and minor items	(12)	-0.3%	103	2.1%
Difference on estimated income taxes from prior years	14	0.3%	(14)	-0.3%
IRAP	350	7.3%	371	7.4%

Income tax for the year	1,934	40.3%	2,116	42.2%

Information on the Consolidated Balance Sheet

The changes in balance sheet items reflect the impact of companies included in the scope of consolidation from January 1, 2005 and subsequently deconsolidated up until the date of their sale or loss of control.
Assets
Non-current assets
17.	Property, plant and equipment – €30,188 million

Developments in property, plant and equipment in 2004 and 2005 are shown below:

							Ordinary
			Assets		Change in	Exchange	disposals
			entering		scope of	rate gains	and other
Millions of euro		Investments	service	Depreciation	consolidation	(losses )	changes
	at Jan. 1, 2004							at Dec. 31, 2004

Land	865	1	4	—	(69)	—	(450)	351
Buildings	4,620	66	70	(168)	(1,345)	—	400	3,643
Plant and machinery	29,395	2,067	1,235	(2,639)	154	(17)	(72)	30,123
Industrial and commercial equipment	134	17	—	(26)	(1)	—	(23)	101
Other assets	386	82	11	(120)	—	—	(36)	323
Leasehold improvements	109	20	8	(41)	—	—	(8)	88
Total assets in use	35,509	2,253	1,328	(2,994)	(1,261)	(17)	(189)	34,629

Assets under construction and advances	2,141	1,285	(1,328)	—	(12)	—	(13)	2,073

TOTAL	37,650	3,538	—	(2,994)	(1,273)	(17)	(202)	36,702

							Ordinary
			Assets		Changes in	Exchange	disposals
			entering	Depreciation	scope of	rate gains	and other
Millions of euro		Investments	service	(1)	consolidation	(losses )	changes
	at Dec. 31, 2004							at Dec. 31, 2005

Land	351	1	2	—	(16)	1	52	391
Buildings	3,643	64	48	(210)	(325)	—	133	3,353
Plant and machinery	30,123	1,743	766	(2,191)	(6,329)	245	(211)	24,146
Industrial and commercial equipment	101	16	1	(24)	(10)	—	(4)	80
Other assets	323	56	15	(101)	(119)	—	(23)	151
Leasehold improvements	88	13	10	(35)	(59)	—	10	27
Total assets in use	34,629	1,893	842	(2,561)	(6,858)	246	(43)	28,148

Assets under construction and advances	2,073	1,144	(842)	—	(600)	1	264	2,040

TOTAL	36,702	3,037	—	(2,561)	(7,458)	247	221	30,188

(1)	Includes €643 million in respect of Telecommunication and Transmission Networks sectors until date of deconsolidation.

Property, plant and equipment includes assets to be relinquished with a net book value of €2,772 million, mainly hydroelectric power plants (€2,722 million).
Changes in the scope of consolidation relate to the following transactions:
▪	deconsolidation of Transmission Networks and Telecommunications sectors following the sale in 2005 of the Group’s majority stakes in Terna and Wind (down €7,823 million);

▪	acquisition of Electrica Banat and Electrica Dobrogea (up €305 million);

▪	acquisition of new companies in the United States (up €35 million);

▪	acquisition of Metanodotti Padani and Metanodotti Trentini (up €25 million).
With reference to depreciation, in 2005, the remaining useful life of power plants in Italy was re-assessed, taking into consideration their expected future use after planned changes in the production functions of the Group’s generation facilities have been put into effect. Following the study, the expected useful life of certain plants was lengthened with respect to the previous year, while that of others was shortened. The net effect of the reassessments was a reduction in depreciation charges of around €100 million, gross of the related tax effect.
The increase in the item “ordinary disposals and other changes” is primarily attributable to the use of materials for the construction and maintenance of the distribution network that had previously been classified as inventory, the contribution of the land and buildings in Dalmazia Trieste following the spin-off of Immobiliare Foro Bonaparte, and the value adjustments made in translating balances denominated in foreign currencies.

The following table shows the gross values at December 31, 2004 and December 31, 2005 of property, plant and equipment, the related accumulated depreciation and the net values resulting therefrom, as well as a classification of the assets by category of use.

		Accumulated
Millions of euro	Gross value	depreciation	Net value

Power plants: (1)
- thermal	17,654	10,745	6,909
- hydro	8,220	3,820	4,400
- geothermal	1,772	1,051	721
- alternative energy resources	474	105	369
Total power plants	28,120	15,721	12,399

Transport lines and transformer stations	7,475	3,517	3,958
Electricity distribution networks	36,275	24,856	11,419
Telecommunications networks	5,616	2,530	3,086
Gas distribution networks	2,708	1,036	1,672
Primary and secondary substations	1,253	648	605
Offices, warehouses etc.(2)	1,025	254	771
Equipment and other assets	2,206	1,487	719

Total assets in use	84,678	50,049	34,629

Assets under construction and advances	2,073	—	2,073

TOTAL at Dec. 31, 2004	86,751	50,049	36,702

		Accumulated
Millions of euro	Gross value	depreciation	Net value

Power plants: (1)
- thermal	17,951	11,430	6,521
- hydro	8,361	3,939	4,422
- geothermal	1,726	1,093	633
- alternative energy resources	706	140	566
Total power plants	28,744	16,602	12,142

Electricity distribution networks	37,330	25,048	12,282
Gas distribution networks	2,655	1,029	1,626
Primary and secondary substations	1,289	615	674
Offices, warehouses etc.(2)	988	116	872
Equipment and other assets	1,542	990	552
Total assets in use	72,548	44,400	28,148

Assets under construction and advances	2,040	—	2,040

TOTAL at Dec. 31, 2005	74,588	44,400	30,188

(1)	The values also include industrial land and buildings.

(2)	The values include non-industrial buildings (offices, warehouses, parking facilities etc), buildings for civil use and non-appurtenant land.

The table below summarizes capital expenditure in 2005 by category. The total of €3,037 million is lower than in 2004 (€501 million), mainly as a result of the removal of Wind and Terna from the scope of consolidation.

Millions of euro
	2005	2004	2005-2004

Power plants:
- thermal	570	455	115
- hydro	206	188	18
- geothermal	84	55	29
- alternative energy resources	130	122	8
Total power plants	990	820	170

Transport lines and transformer stations	133	267	(134)
Electricity distribution networks	1,381	1,435	(54)
Gas distribution networks	70	80	(10)
Telecommunication networks	251	680	(429)
Land, buildings and other assets and equipment	212	256	(44)

TOTAL CAPITAL EXPENDITURE	3,037	3,538	(501)
Investments in power plants in Italy amounted to €768 million in 2005, an increase of €124 million compared with the previous year. The expenditure primarily refers to works for the transformation of thermal plants and plant upgrading and repowering to enhance safety and environmental performance (upgrading of hydraulic plant, environmental impact work, etc.).
Investments in the electricity distribution network amounted to €1,381 million, a reduction of €54 million with respect to the previous year. The expenditure mainly regarded the remote metering project. In the year, the program to replace traditional meters with digital meters continued, with around 6.2 million new installations (about 7.4 million in 2004). Since the program began, a total of 27 million digital meters have been installed.

     18. Intangible assets – €2,182 million

			Assets	Exchange	Changes in
			entering	rate gains	scope of		Other
Millions of euro		Increases	service	(losses)	consolidation	Amortization	changes
	at Jan. 1, 2004							at Dec. 31, 2004

Development costs	9	1	—	—	—	(4)	—	6
Industrial patents and intellectual property rights	469	157	7	—	—	(228)	6	411
Concessions, licenses, trademarks and similar rights	2,664	5	—	—	—	(142)	(1)	2,526
Assets under development and advances	189	117	(117)	—	(2)	—	(13)	174

Other:
- software development	95	—	110	—	—	(59)	(20)	126
- other	75	16	—	(4)	15	(16)	33	119

Total other	170	16	110	(4)	15	(75)	13	245

Goodwill	8,343	—	—	—	47	—	(1,681)	6,709

TOTAL	11,844	296	—	(4)	60	(449)	(1,676)	10,071

			Assets	Exchange	Changes in
			entering	rate gains	scope of	Amortization	Other
Millions of euro		Increases	service	(losses)	consolidation	(1)	changes
	at Dec. 31, 2004							at Dec. 31, 2005

Development costs	6	—	—	—	—	—	(6)	—
Industrial patents and intellectual property rights	411	72	59	—	(245)	(149)	(15)	133
Concessions, licenses, trademarks and other similar rights	2,526	36	—	1	(2,410)	(96)	20	77
Assets under development and advances	174	97	(68)	—	(70)	—	(1)	132

Other:
- software development	126	11	9	—	—	(52)	11	105
- other	119	1	—	9	26	(11)	16	160
Total other	245	12	9	9	26	(63)	27	265

Goodwill	6,709	3	—	23	(5,120)	—	(40)	1,575

TOTAL	10,071	220	—	33	(7,819)	(308)	(15)	2,182

(1)	Includes €170 million in respect of Telecommunications and Transmission Networks sectors until date of deconsolidation.

Individual items making up intangible assets are commented on below.
“Industrial patents and intellectual property rights” relate mainly to costs incurred in purchasing software and open-ended software licenses. The most important applications relate to invoicing and customer management, the development of Internet portals and the management of company systems. Amortization is calculated on a straight-line basis over the item’s residual useful life (on average between three and five years).
“Concessions, licenses, trademarks and similar rights” include expenses incurred by the gas companies and the foreign electricity distribution companies to build up their customer base. The change in the scope of consolidation refers to the removal of Wind. Amortization is calculated on a straight-line basis over the term of the average period of the relation with customers or of the concessions.
Costs for “Software development” relate to applications in use developed for long-term internal deployment. They are amortized over three years.
“Goodwill” amounted to €1,575 million (€6,709 million in 2004). The change in the scope of consolidation refers entirely to the disposal of the controlling stake in Wind. Exchange rate differences relate to the value adjustments made in the goodwill of companies using a functional currency other than the euro (Enel North America and Enel Latin America).
Other changes include the excess costs of several acquired gas companies, temporarily allocated to this item and subsequently allocated to other intangible assets. The recoverable amount of the goodwill recognized in the financial statements is estimated using the discounted cash flow model and the dividend discount model. To determine the value in use of an asset, the future cash flows are estimated and a suitable discount rate applied. Specifically, cash flows are projected over an explicit period that is compatible with the average residual useful life of the asset or the residual duration of a concession. Where it has not been possible to make a reliable estimate of the cash flows for the entire future life of an asset, the residual value has been assigned by assuming a perpetual income with a nominal growth of zero or equal to the rate of inflation expected for the relevant country. As the value in use of an asset calculated in the manner described above is substantially higher than its book value, alterations in the parameters used to determine value do not have any significant impact on the asset values nor, consequently, on the differences identified.

The table below reports the balances according to the company that generated them, along with the rates applied and the time horizon over which the expected inflows are discounted.

				Discount rate
						Explicit period
						Cash flow
Millions of euro	Amount	Tax rate	Growth rate(1)	WACC (2)	Ke(3)	period
	at Dec. 31, 2005

Viesgo Generacion	657	35%	no terminal value	6.7%		15 years
Electra de Viesgo Distribucion	24	35%	1.5%	6%	—	10 years
Enel Rete Gas/Enel Gas	583	38%	0%	7%	—	15 years
Enel North America	85	40.4%	0%	6.2%	—	10 years
Enel Latin America	73	25.5%	2%	10.9%		11 years
Enel Unión Fenosa Renovables	131	35%	no terminal value	—	9.3%	20 years
Maritza	15	15%	no terminal value	—	10.2%	17 years
WISCO	7	39%	no terminal value		7.5%	20 years

Total	1,575

(1)	Perpetual growth rate of cash flow after explicit period.

(2)	WACC represents the weighted average capital cost.

(3)	Ke represents the expected return on capital invested.
19.	Deferred tax assets – €1,778 million

Changes in deferred tax assets, grouped by type of temporary difference and determined using current tax rates, are shown below.

		Increase/(Decrease)		Change
		taken to income	Other	in scope of
Millions of euro		statement (1)	changes	consolidation
	at Dec. 31, 2004				at Dec. 31, 2005

Nature of the temporary differences:
Impairment of property, plant and equipment and intangible assets	83	5	(1)	(19)	68
Accruals to provisions for risks and charges and impairment losses with deferred deductibility	995	(251)	11	(188)	567
Tax losses carried forward	845	(86)	(2)	(632)	125
Measurement of financial assets	164	(11)	36	(37)	152
Other items	866	23	5	(28)	866

Total	2,953	(320)	49	(904)	1,778

(1)	Includes a reduction of €43 million relating to Telecommunications and Transmission Networks sectors assets until date of deconsolidation.

       Changes in deferred tax assets derive in the most part from the following:
▪	the recognition of the deductible share for 2005 (€247 million) referring to prior impairments of investments on which tax deductibility was deferred over more than one year;

▪	a net decrease (€86 million) attributable mainly to Wind tax losses carry forward until the date of its removal from the scope of consolidation;

▪	change in the scope of consolidation essentially attributable to the deconsolidation of Wind (€852 million).
Other changes essentially consist of the tax effect recognized directly in equity and the measurement of hedging instruments and other financial assets at fair value (€36 million).
No deferred tax assets were recorded in relation to the prior tax losses of two holding companies located in the Netherlands and Luxemburg (€660 million), because the tax laws in force in the countries in question do not treat the expected income (dividends) of the companies as taxable.

20.	Investments accounted for using the equity method — €1,797 million

Investments in associated companies accounted for using the equity method are as follows:

Millions of euro	% holding		% holding
	at Dec. 31, 2005		At Dec. 31, 2004		2005-2004

Wind Telecomunicazioni SpA	1,728	37.25%	—	—	1,728
Gesam SpA	14	40.00%	13	40.00%	1
Idrosicilia SpA	9	40.00%	—	—	9
Cesi SpA	7	25.92%	10	40.92%	(3)
Immobiliare Foro Bonaparte SpA	—	—	95	49.00%	(95)
Leasys SpA	—	—	13	49.00%	(13)
Idrolatina Srl	—	—	8	46.88%	(8)
Brindisi LNG SpA	—	—	8	50.00%	(8)
Others	39	—	43	—	(4)

Total	1,797		190		1,607
       The net increase of €1,607 million is essentially the result of the following:
▪	the inclusion of the residual stake in Wind (accounted for using the equity method) still held by Enel after the disposal in 2005 of 62.75% of that company;

▪	the elimination of the value of the investment in Immobiliare Foro Bonaparte following the spin-off in favour of Dalmazia Trieste;

▪	the sale of the investments in Leasys, Idrolatina and Brindisi LNG;

▪	the sale of 20% of Idrosicilia and the consequent reclassification of the remainder under investments accounted for using the equity method;

▪	a reduction in the investment in Cesi following the removal of Terna from the scope of consolidation.
21. Non-current financial assets – €836 million

Millions of euro
	at Dec. 31, 2005	at Dec. 31, 2004	2005-2004

Investments in other companies	594	69	525
Receivables due from associates and other investments	34	—	34
Advance paid on the acquisition of Slovenské Elektrárne	168	—	168
Financial receivables due from financing entities	27	1,595	(1,568)
Cash flow hedge and fair value hedge derivatives	11	44	(33)
Other items	2	68	(66)

Total	836	1,776	(940)
Equity investments in other companies are measured at fair value, if it can be determined, or at acquisition cost if not. For listed companies, the fair value is determined by the market value of their shares at the end of the financial period. The fair value of unlisted companies is determined by a reliable valuation of their significant assets.

Millions of euro	% holding		% holding
	at Dec. 31, 2005		at Dec. 31, 2004		2005-2004

Weather Investments	286	5.20%	—	—	286
Terna	213	5.12%	—	—	213
Red Electrica Espanola	35	1.00%	15	1.00%	20
LaGeo SA	25	12.50%	25	12.50%	—
Echelon Corporation	20	7.54%	16	7.28%	4
Tri Alpha Energy	7	6.74%	—	—	7
Sheldon Springs Hydro Associates	—	—	8	1.00%	(8)
Other	8	—	5	—	3

Total	594		69		525
The increase of €525 million derives from the investments of 5.1% of Terna and 5.2% of Weather Investments. The remaining 1.02% of the investment in Terna is classified under current assets following the recognition in January 2006 of the bonus share granted to participants in the public offering of Terna shares launched by Enel in June 2004.

Non-current financial assets also include a deposit made for the acquisition of 66% of the share capital of Slovenské Elektrárne. The price for the acquisition, taking account of the fair value of the company’s assets, was set at €840 million, against which Enel made the initial deposit. The acquisition is expected to be completed by the end of the first half of 2006.
“Financial receivables due from financing entities” show a fall of €1,568 million as a result of the extinguishment of a security deposit repayable to Enel SpA by a leading Italian financial institution. The deposit had been established in 2003 as part of the renegotiation of a credit line of €1,500 million disbursed to Wind in 2001.
The following tables show the nominal amounts and the fair value of derivative contracts, classified under non-current financial assets:

Millions of euro	Nominal value		Fair value
	at Dec. 31, 2005	at Dec. 31, 2004	at Dec. 31, 2005	at Dec. 31, 2004	2005-2004

Cash flow hedge derivatives:
- interest rates	327	327	11	5	6

Fair value hedge derivatives:
- interest rates	—	1,200	—	39	(39)

Total	327	1,527	11	44	(33)
The fair value interest rate hedges, whose nominal value amounted to €1,200 million at December 31, 2004, regarded a hedging operation on a fixed-rate loan of Terna.
22. Other non-current assets – €975 million

Millions of euro
	at Dec. 31, 2005	at Dec. 31, 2004	2005-2004

Tax receivables falling due at more than 12 months	—	16	(16)

Receivables from Electricity Equalization Fund	847	—	847

Other long-term receivables:
- advances to suppliers	6	2	4
- tax paid on account on employee termination indemnities	19	33	(14)
- security deposits	—	5	(5)
- loans to employees	44	52	(8)
- other receivables	59	46	13
Total	128	138	(10)

TOTAL	975	154	821

Receivables from the Electricity Equalization Fund consist of reimbursements, payable to the Group after December 31, 2006, for unrecoverable electricity generation costs and for the additional charges arising from the forced relocation abroad of unloading and regasification activities relating to natural gas imported from Nigeria.
Current assets
23. Inventories – €884 million

Millions of euro
	at Dec. 31, 2005	at Dec. 31, 2004	2005-2004

Raw materials, consumables and supplies:
- fuel	585	590	(5)
- materials, equipment and other inventories	115	499	(384)
Total	700	1,089	(389)

Buildings available for sale	166	208	(42)
Finished products and goods	—	44	(44)
Advances	18	4	14

TOTAL	884	1,345	(461)
Raw materials, consumables and supplies consist of fuel inventories to cover the company’s requirements for generation and trading activities, as well as materials and equipment for plant operation, maintenance and construction.
The decrease in other inventories of raw materials, consumables and supplies is primarily attributable to the use of materials for the construction and maintenance of distribution networks (€282 million).
Buildings available for sale regard the Group’s residual property assets, most of them intended for civil use. The decrease reflects the sales made during the year.
At December 31, 2004, finished products inventories included Wind’s telephone equipment held for resale.

24. Trade receivables – €8,316 million

Millions of euro
	at Dec. 31, 2005	at Dec. 31, 2004	2005-2004

Customers:
- sale and transport of electricity	6,850	5,532	1,318
- distribution and sale of natural gas to end-users	611	516	95
- other activities	506	652	(146)
Total	7,967	6,700	1,267

Trade receivables for telecommunication and transmission services	—	1,212	(1,212)

Trade receivables due from associates	290	19	271

Receivables for contract work in progress	59	96	(37)

TOTAL	8,316	8,027	289
The increase in trade receivables mainly reflects the rise in receivables for the sale and transport of electricity and gas and the consolidation of the Romanian distribution companies, net of the reduction in the scope of consolidation following the sale of Wind and Terna.
Trade receivables due from customers are recognized net of the related provision for doubtful accounts, which amounted to €347 million at the end of 2005, compared with an opening balance of €486 million (which included €305 million relating to Telecommunications sector). The table below sets out the changes to the provision that took place in 2005.

Millions of euro

Total at Jan 1, 2004	328

Accruals	241
Utilization	(83)

Total at Dec. 31, 2004	486

Accruals	188
Utilization	(29)
Changes in scope of consolidation	(305)
Other changes	7

Total at Dec. 31, 2005	347

25.	Tax receivables – €789 million

Tax receivables at December 31, 2005 totaled €789 million and refer for the most part to receivables in respect of direct taxes of €568 million. The amount includes €488 million in IRES tax credits arising from the application of the national tax consolidation mechanism, which will be offset against taxes payable on account in 2006.

26.	Current financial assets – €569 million

Millions of euro
	at Dec. 31, 2005	At Dec. 31, 2004	2005-2004

Receivables for factoring advances	374	391	(17)
Derivative contracts	115	27	88
Other securities	28	32	(4)
Investments	43	2	41
Other	9	57	(48)

Total	569	509	60
The €17 million decrease in receivables for factoring advances is mainly due to a reduction in the amounts discounted by suppliers, associated in part by a decline in trade payables.

The following tables show the notional values and the fair value of the derivative contracts, grouped by hedge type and designation:

Millions of euro	Nominal amount		Fair value
at Dec. 31, 2005		at Dec. 31, 2004	at Dec. 31, 2005	at Dec. 31, 2004	2005-2004

Cash flow hedge derivatives:
- interest rates	60	4	—	—	—
- exchange rates	1	100	—	7	(7)
- commodities	1,372	—	57	—	57
Total	1,433	104	57	7	50

Trading derivatives:
- interest rates	60	60	1	2	(1)
- exchange rates	703	361	9	4	5
- commodities	7,179	5,690	48	14	34
Total	7,942	6,111	58	20	38

TOTAL	9,375	6,215	115	27	88

       Commodity derivatives concern:
▪	two-way contracts for differences, with a notional value of €1,372 million and a fair value of €57 million;

▪	one-way contracts for differences, with a notional value of €6,266 million and a fair value of €43 million;

▪	commodity derivatives on fuels, energy and metals with a notional value of €913 million and a fair value of €5 million.
At December 31, 2004, one-way contracts for differences had a notional value of €5,133 million and a fair value of nil, while commodity derivatives relating to fuels and energy had a notional value of €557 million and a fair value of €14 million.

“Investments” entirely consist of the fair value of the 1.02% equity interest in Terna in respect of bonus share granted to Terna shareholders.

27.	Cash and cash equivalents – €476 million

Cash and cash equivalents, detailed in the table below, are not restricted by any encumbrances, apart from €24 million primarily in respect of deposits pledged to secure transactions carried out by Enel North America.

Millions of euro
	at Dec. 31, 2005	at Dec. 31, 2004	2005-2004

Bank deposits	432	322	110
Post Office deposits	40	7	33
Cash and cash equivalents on hand	4	2	2

Total	476	331	145
28.	Other current assets – €1,712 million

Millions of euro
	at Dec. 31, 2005	at Dec. 31, 2004	2005-2004

Electricity Equalization Fund	816	1,682	(866)
Receivables due from employees	9	10	(1)
Receivables due from others	887	774	113

Total	1,712	2,466	(754)
Short-term receivables from the Electricity Equalization Fund at the end of the financial year amounted to €816 million, which includes €169 million in reimbursements for stranded costs which the Group expects to receive in 2006.

Including the portion of receivables classified as long-term (€847 million), total receivables due from the Electricity Equalization Fund amount to €1,663 million, partially offset by payables of €406 million (€512 million at December 31, 2004).

       Liabilities
Equity attributable to the shareholders of the Parent Company

29.	Equity attributable to the shareholders of the Parent Company – €19,057 million

In 2005, 53,549,782 options that had been distributed under the stock option plans for 2001, 2002, 2003 and 2004 were exercised. The exercise of these options generated an increase in equity of €339 million, mainly owing to an increase in share capital of €53 million and in the share premium reserve of €286 million. In addition, as regards the exercised options, the share premium reserve increased by a further €17 million as a result of the reclassification of the specific stock option reserve.

Share capital – €6,157 million

Share capital is represented by 6,157,071,646 ordinary shares with a par value of €1.00 each.

Based on the shareholders register and other available information, at December 31, 2005 no shareholders held more than 2% of the total share capital, apart from the Ministry for the Economy and Finance, which holds 21.4%, and its subsidiary Cassa Depositi e Prestiti SpA, which holds 10.2%.

Other reserves – €4,219 million

Share premium reserve – €511 million The change in the course of the year was attributable to the exercise of stock options by management.

Legal reserve – €1,453 million

Reserve pursuant to Law – €2,215 million

This regards the remaining portion of the value adjustments carried out when Enel was transformed from a public entity to a company limited by shares.

Pursuant to Article 47 of the Uniform Tax Code (Testo Unico Imposte sul Reddito), this amount does not constitute taxable income when distributed.

Foreign currency translation reserve — €40 million

The increase in this aggregate in 2005 was attributable to the appreciation in the functional currency against the foreign currencies used by subsidiaries.

Retained earnings (losses) carried forward – €5,955 million

This item includes €130 million in losses not yet realized at the end of the year in respect of the measurement of cash flow hedges and recognized directly in equity, as well as €132 million in unrealized gains arising in respect of the fair value measurement of financial assets.

Non-current liabilities

30.	Long-term loans (including the current portions) – €11,902 million

The aggregate includes long-term payables in respect of bonds, bank loans and other loans in euro and other currencies, including the portion falling due within twelve months.

The long-term debt at December 31, 2005 includes €1,370 million in bonds guaranteed by the Italian government (€1,412 million at end of 2004) and bank loans guaranteed by the Italian government amounting to €91 million (€133 million at end-2004).

The following table shows long-term debt and repayment schedules at December 31, 2005, grouped by loan and interest rate type.

			Nominal		Long term	Current
Millions of euro	Maturity	Balance at	value at	Balance at	portion	portion	Maturing in
		Dec. 31, 2005		Dec. 31, 2004		2006	2007	2008	2009	2010	beyond

Bonds:
- listed, fixed rate	2006-2033	5,621	5,663	7,200	5,396	225	—	997	—	100	4,299
- listed, floating rate	2006-2012	799	802	402	633	166	—	50	86	100	397
- unlisted, fixed rate	2006-2008	94	118	163	58	36	—	58	—	—	—
- unlisted, floating rate	2006-2032	1,933	1,933	1,851	1,912	21	22	21	330	79	1,460
- EU institutions, fixed rate	2006-2009	77	77	116	41	36	31	9	1	—	—
- EU institutions, floating rate	2006-2009	6	6	9	3	3	1	1	1	—	—
Total		8,530	8,599	9,741	8,043	487	54	1,136	418	279	6,156

Bank loans:
- fixed rate	2006-2015	80	80	89	71	9	6	6	6	6	47
- floating rate	2006-2023	777	791	8,056	587	190	55	111	55	61	305
- EU institutions, fixed rate	2006-2009	86	86	121	56	30	30	12	14	—	—
- EU institutions, floating rate	2006-2018	2,238	2,238	3,307	2,068	170	164	209	209	209	1,277
Total		3,181	3,195	11,573	2,782	399	255	338	284	276	1,629

Non-bank loans
- fixed rate	2006-2026	138	138	131	96	42	12	14	8	7	55
- floating rate	2006-2020	53	53	243	46	7	2	2	2	2	38
Total		191	191	374	142	49	14	16	10	9	93

TOTAL		11,902	11,985	21,688	10,967	935	323	1,490	712	564	7,878

The balance of bonds is net of €527 million in bonds held in portfolio. Specifically, the Parent Company holds unlisted floating-rate bonds (“Special series reserved for employees 1994-2019”) amounting to €492 million, while Enel.Re holds bonds issued by Enel SpA totalling €35 million.
Financial debt by currency and interest rate

			Nominal	Nominal	Effective
	Balance at		value at	interest rate	interest rate
	Dec. 31, 2004	Dec. 31, 2005	Dec. 31, 2005	Dec. 31, 2005	Dec. 31, 2005

Euro	20,878	11,444	11,503	3.83%	3.84%

US dollar	212	185	185	6.49%	6.57%
Pound sterling	63	62	62	5.86%	5.86%
Swiss franc	30	22	22	6.70%	6.70%
Japanese yen	116	109	133	1.41%	1.51%
Brazilian real	332	—	—	—	—
Other currencies	57	80	80	8.79%	8.79%
Total non-euro currencies	810	458	482

TOTAL	21,688	11,902	11,985
Change in the nominal value of log-term debt

			Changes in		Exchange
			scope of	New	rate
	Nominal value	Repayments	consolidation	financing	differences	Nominal value
	at Dec. 31, 2004					at Dec. 31, 2005

Bonds	9,782	(880)	(1,390)	1,087	—	8,599
Bank loans	11,672	(2,756)	(6,525)	664	140	3,195
Non-bank loans	374	(22)	(191)	8	22	191

Total	21,828	(3,658)	(8,106)	1,759	162	11,985
Compared with December 31, 2004, the nominal value of long-term debt decreased by €9,843 million, of which €3,658 million in repayments, €1,759 million in new financing, €8,106 million in changes in the scope of consolidation and €162 million in negative exchange rate differences (of which €125 million in respect of the debt in Brazilian reals of TSN and Novatrans, two Brazilian subsidiaries of Terna that as of December 2005 are no longer consolidated).
The reduction in long-term debt is mainly attributable to the receipts from the sale of 62.75% of Wind to Weather and the sale of 43.85% of Terna SpA, and the consequent deconsolidation of the two companies’ debt.

Among the important financial transactions in the year was the issue, on 10 March 2005, of two seven-year bonds of €400 million and €600 million to Italian retail investors. The terms are set out in the table below:

	7-year bond - floating rate portion	7-year bond - fixed rate portion

Amount	€400 million	€600 million
Repayment	Single amount on March 14, 2012	Single amount on March 14, 2012
Interest rate	Six-month Euribor + 0.10%	3.625% annually
Issue price	100.00	99.836
Early repayment	Not allowed	Not allowed
Listed on stock exchange of	Milan	Milan
On November 15, a new Medium Term Notes Program was established, leaving the debt ceiling unchanged at €10 billion. The new structure of the foreign-registered holding companies prompted the Group to replace Enel Investment Holding with Enel Finance International as the second issuer for the Medium Term Notes Program.
The main repayments in the year relate to Enel SpA’s decreased use, by €1,330 million, of its 36-month revolving credit lines, along with other maturing loans, mainly attributable to the Parent Company.
The following table compares the book value and the fair value of long-term debt, including the portion falling due within twelve months, for each category.

	Book		Book
Millions of euro	value	Fair value	value	Fair value
	at Dec. 31, 2005		at Dec. 31, 2004

Bonds:	8,530	9,061	9,741	10,168
- fixed-rate portion	5,792	6,235	7,484	7,909
- floating-rate portion	2,738	2,826	2,257	2,259

Bank loans:	3,181	3,185	11,573	11,659
- fixed-rate bank loans	166	173	210	223
- floating-rate bank loans	3,015	3,012	11,363	11,436

Non-bank loans:	191	191	374	375
- fixed-rate loans	138	138	131	131
- floating-rate loans	53	53	243	244

Total	11,902	12,437	21,688	22,202

The following tables show changes in the long-term loans in the financial year, distinguishing current from non-current portions.
Long-term loans (excluding the current portion)

Millions of euro
	at Dec. 31, 2005	at Dec. 31, 2004	2005-2004

Bonds:	8,043	8,866	(823)
- fixed-rate portion	5,495	6,626	(1,131)
- floating-rate portion	2,548	2,240	308

Bank loans:	2,782	11,101	(8,319)
- fixed-rate bank loans	127	156	(29)
- floating-rate bank loans	2,655	10,945	(8,290)

Non-bank loans:	142	324	(182)
- fixed-rate portion	96	119	(23)
- floating-rate portion	46	205	(159)

Total	10,967	20,291	(9,324)
Current portion of long-term loans

Millions of euro
	at Dec. 31, 2005	at Dec. 31, 2004	2005-2004

Bonds:	487	875	(388)
- fixed-rate portion	297	858	(561)
- floating-rate portion	190	17	173

Bank loans:	399	472	(73)
- fixed-rate bank loans	39	54	(15)
- floating-rate bank loans	360	418	(58)

Non-bank loans:	49	50	(1)
- fixed-rate portion	42	12	30
- floating-rate portion	7	38	(31)

Total	935	1,397	(462)
At December 31, 2005, 50% of the net financial debt paid floating interest rates. Taking account of cash flow hedges considered effective, the Group’s exposure to interest rate risk at end-2005 was 23%. If account is also taken of interest rate derivatives used as hedges but which do not qualify for hedge accounting, the residual exposure of financial debt to interest rate risk falls even lower, to 19%. Consequently, an interest rate increase of ten basis points would generate an estimated annual increase in financial expense on debt and derivatives of around €2 million.

31.	Post-employment and other employee benefits — €2,662 million

The Group offers its employees a variety of benefits, including termination benefits, additional months’ pay, indemnities in lieu of notice, loyalty bonuses, a company supplementary pension plan, a healthcare plan and electricity discounts.

The item includes accruals made to cover post-employment benefits under defined-benefit plans and other long-term benefits to which employees have a statutory or contractual right. The benefits consist of the following:

Termination benefits

Under Italian law, upon the termination of an employment relationship, the former employee has the right to receive termination benefits for each year of service equal to the employee’s gross annual salary, divided by 13.5. The entitlement is increased each year by an amount corresponding to 75% of the rise in the cost-of-living index plus 1.5 points.

Additional months’ pay and similar benefits

In accordance with the national collective bargaining agreement for workers in the electricity industry, workers hired up to July 2001 and managers hired or appointed until 1999 who leave the company after reaching the maximum working age or after accruing sufficient seniority to be eligible for a pension are entitled to several additional months’ pay in addition to their termination benefits. The benefit is fixed and is not revalued.

Loyalty bonus

The loyalty bonus is awarded to employees hired under the national collective bargaining agreement for workers in the electricity industry who have reached specified seniority levels in the company (25 and 35 years of service). The bonus is calculated on the basis of the gross monthly wage payable to the eligible party at the date of distribution. It is equal to one third of the monthly wage for employees with seniority of 25 years and an entire month’s pay for employees with seniority of 35 years.

Company supplementary pension plan

The company supplementary pension plan is provided to a number of senior managers who retired before March 31, 1998. They receive a supplementary pension in addition to that to which they are entitled by law. This liability only changes as a result of payment of benefits and changes in the actuarial parameters used.

Healthcare plan
Under the national collective bargaining agreement for industrial managers, managers are entitled to supplementary healthcare protection in addition to that provided by the National Health Service, both while in service and after retirement. Reimbursements for supplementary health services for Enel Group managers are paid by Asem, a healthcare fund specifically set up for employees in the Italian electricity industry.
Electricity discounts

The national collective bargaining agreement for electricity workers stipulates that employees in service hired before July 1, 1996 and retired workers shall receive a discount on the cost of electricity supplied to them for domestic use up to a specified annual level of consumption.
Under IAS 19, these obligations are considered “defined-benefit plans” and are calculated using the “projected unit credit method”, under which the liability is calculated in proportion to the service already provided with respect to the total service expected in the future.
The following table shows the values as of December 31, 2005:

Millions of euro
	2005	2004

Benefits due on termination of employment and other long-term benefits
Liabilities at the beginning of the year	1,696	1,887
Service cost	83 (1)	90
Interest cost:	68 (1)	90
Benefit paid	(229)	(371)
Changes in scope of consolidation	(113)	—
Unrecognized actuarial (gains)/losses in year	(3)	—
Actuarial liabilities at end of year	1,502	1,696
Liabilities at end of year	1,505	1,696

Post employment benefits under defined-benefit plans
Liabilities at the beginning of the year	1,214	1,137
Service cost	8 (1)	74
Interest cost	49 (1)	54
Benefit paid	(53)	(51)
Changes in scope of consolidation	(61)	—
Unrecognized actuarial (gains)/losses in year	19	—
Actuarial liabilities at end of year	1,176	1,214
Liabilities at end of year	1,157	1,214

(1)	Includes Telecommunications and Transmission Networks sectors until date of deconsolidation.

The above liabilities are reported net of plan assets, whose fair value at period-end amounted to €304 million, including unrecognized actuarial losses of €9 million. The expected return on the plan assets is equal to 4.2% (5.0% in 2004).

The cost of employee benefits in 2005 came to €257 million (€361 million in 2004), of which €117 million in respect of interest cost (€144 million in 2004) and €140 million recognized under personnel costs (€49 million of which refer to benefits paid in 2005).

The main actuarial assumptions used to calculate the liabilities in respect of employee benefits are as follows:

	2005	2004

Discount rate	4.00%	4.25%
Rate of increase in personnel costs	3.00%	3.00%
Rate of increase in healthcare costs	3.00%	3.00%
32.	Provisions for risks and charges – €1,267 million

		Taken to loss	Changes in	Utilization
		on income	scope of	and other
Millions of euro		statement (1)	consolidation	changes
	at Dec. 31, 2004				at Dec. 31, 2005

Provision for litigation, risks and other charges:
- litigation	382	56	(38)	(59)	341
- CO2 emissions charges		228			228
- other	727	171	(134)	(187)	577
Total	1,109	455	(172)	(246)	1,146

Provision for early-retirement incentives	295	69	(8)	(235)	121

TOTAL	1,404	524	(180)	(481)	1,267

(1)	Includes €15 million in respect of Telecommunications and Transmission Networks sectors until their deconsolidation.
Litigation

This provision covers contingent liabilities that could arise in respect of pending litigation and other disputes. It includes an estimate of the potential liability relating to disputes that arose during the financial year as well as revised estimates of the potential costs associated with disputes initiated in prior periods. The estimates are based on the opinions of internal and external legal counsel.

Other Other accruals refer to various risks and charges, mainly in connection with plant operation and transformation, regulatory disputes, penalties and other expenses related to engineering and construction, as well as disputes with local authorities regarding sundry duties and fees.

Provision for early retirement incentives

The “Provision for early retirement incentives” includes the estimated charges relating to binding agreements for the voluntary termination of employment contracts in response to restructuring needs that employees have already signed or are likely to sign.

33.	Deferred tax liabilities – €2,464 million

The table reports changes in “Deferred tax liabilities” by type of temporary difference, determined on the basis of the current tax rates.

Changes in deferred tax liabilities

		Increase
		(decrease)
		taken to		Changes in
		income	Other	scope of
Millions of euro		statement(1)	changes	consolidation
	at Dec. 31, 2004				at Dec. 31, 2005

Nature of the temporary differences:
Differences on non-current and financial assets	2,100	282	20	(502)	1,900
Income subject to deferred taxation	98	(41)	—	—	57
Allocation of goodwill to assets	61	(3)	39	—	97
Measurement of financial instruments	12	(19)	105	(2)	96
Other items	241	64	—	9	314

Total	2,512	283	164	(495)	2,464

(1)	Includes a postive effect of €38 million in respect of Telecommunications and Transmission Networks sectors until date of deconsolidation.
The caption includes the deferred tax liabilities recognized from consolidated companies on differences between depreciation charged for tax purposes, including accelerated depreciation, and depreciation based on the estimated useful lives of assets. They also include income subject to deferred taxation. The decrease connected with the change in the scope of consolidation refers exclusively to the exit of Terna. “Other changes” mainly regard the deferred tax effect of the fair value measurement of hedges.

34.	Non-current financial liabilities – €262 million

These consist of the fair value measurement of cash flow hedge derivatives. The following table shows the related notional amount and fair value:

Millions of euro	Notional amount		Fair value
	at Dec. 31, 2005	at Dec. 31, 2004	at Dec. 31, 2005	at Dec. 31, 2004	2005-2004

Cash flow hedge derivatives:
- interest rates	3,749	6,268	262	370	(108)
Derivatives at December 31, 2005 were mostly composed of interest rate hedges on a number of long-term floating-rate loans. As the derivatives are exactly correlated with the underlying loan, the negative fair value of such positions, primarily the result of a significant reduction in market interest rates in recent years, has been largely offset by the reduction in financial expense relating to the hedged liabilities.

The decrease in the year in both the notional value and fair value of the derivatives was essentially the direct consequence of the deconsolidation of Wind and Terna debt.
35.	Other non-current liabilities – €18 million

Millions of euro
	at Dec. 31, 2005	at Dec. 31, 2004	2005-2004

Payables due to Ferrovie dello Stato for TLC network	—	202	(202)
Other items	18	16	2

Total	18	218	(200)
The decrease in payables to Ferrovie dello Stato (Italian State Railways) with respect to their level at December 31, 2004 is attributable to the deconsolidation of Wind.

Current liabilities

36.	Short-term loans – €1,361 million

At December 31, 2005, short-term loans totaled €1,361 million, a decrease of €3,831 million with respect to December 31, 2004, as detailed below.

Millions of euro	Book value	Fair value	Book value	Fair value	Book value	Fair value
	at Dec. 31, 2005		at Dec. 31, 2004		2005-2004

Short-term amounts due to banks	970	970	2,560	2,562	(1,590)	(1,592)
Commercial paper	275	275	2,441	2,441	(2,166)	(2,166)
Other short-term financial payables	116	116	191	191	(75)	(75)

Total	1,361	1,361	5,192	5,194	(3,831)	(3,833)

Payables represented by commercial paper relate to issues at year-end in the context of the €1,500 million program launched in 2001 by Enel Investment Holding and guaranteed by Enel SpA, the maximum amount of which was raised to €2,500 million in May 2004. In November 2005, the ceiling amount was raised to €4,000 million and the issuer of the commercial paper was changed from Enel Investment Holding to Enel Finance International, with Enel SpA retaining its responsibility as guarantor. At December 31, 2005, issues under the program totaled €275 million. The nominal value of the commercial paper is €276 million, and is denominated in euro (€240 million) and pounds sterling (the equivalent of €36 million). The exchange rate risk in respect of currencies other than the euro are fully hedged by currency swaps.

37.	Trade payables – €6,610 million

The item totals €6,610 million, a decline of €208 million compared with December 31, 2004, and includes payables for the supply of electricity, fuel, materials and equipment for tenders and sundry services. The change during the year mainly reflects the removal of Wind and Terna from the scope of consolidation. This was partly offset by the increase in payables for electricity purchases from the Networks, Infrastructure and Sales Divisions.

38.	Current financial liabilities – €294 million

Millions of euro
	at Dec. 31, 2005	at Dec. 31, 2004	2005-2004

Deferred financial liabilities	176	240	(64)
Trading and cash flow hedge derivatives	103	188	(85)
Other items	15	65	(50)

Total	294	493	(199)

The following table shows the notional value and fair value of the derivative contracts:

Millions of euro	Nominal value		Fair value
	at Dec. 31, 2005	at Dec. 31, 2004	at Dec. 31, 2005	at Dec. 31, 2004	2005-2004

Cash flow hedge derivatives:
- interest rates	191	415	10	11	(1)
- exchange rates	20	40	—	2	(2)
- commodities	—	—	—	—	—
Total	211	455	10	13	(3)

Trading derivatives:
- interest rates	610	2,109	55	86	(31)
- exchange rates	1,147	1,368	15	67	(52)
- commodities	125	18	13	12	1
- other	—	—	10	10	—
Total	1,882	3,495	93	175	(82)

TOTAL	2,093	3,950	103	188	(85)
Trading derivatives in interest and exchange rates primarily include transactions entered into for hedging purposes, but which do not qualify for hedge accounting under IFRS. Trading derivatives in commodities essentially refer to fuel and energy trading activities and, at December 31, 2005, showed a net notional value of €125 million (€18 million at December 31, 2004) and a fair value of €13 million (€12 million at December 31, 2004).

39.	Other current liabilities – €4,218 million

Millions of euro
	at Dec. 31, 2005	at Dec. 31, 2004	2005-2004

Advances	121	151	(30)
Tax payables	199	239	(40)
Payables due to the Electricity Equalization Fund	406	512	(106)
Social security contributions payable	144	176	(32)
Payables due to employees	353	306	47
Payables due to customers for security deposits and reimbursements	1,755	1,728	27
Other	1,240	1,496	(256)

Total	4,218	4,608	(390)
Payables to the Electricity Equalization Fund amounted to €406 million, a decline of €106 million compared with December 31, 2004. Details of the position are discussed under the relevant asset items.

Payables to customers for security deposits refer to amounts received from customers under the terms of contracts for the delivery of electricity which, upon the finalization of contracts, are booked as current liabilities because the company does not have an unconditional right to defer the repayment of the liabilities beyond twelve months.

40.	Related parties

As the entity responsible for the generation, transmission and distribution of electricity in Italy, Enel provides services to a number of State-controlled companies. In the current regulatory framework, Enel concludes transactions with the Terna – Rete Elettrica Nazionale, the Single Buyer, the ISO (GRTN) and the Market Operator (each of which is entirely controlled either directly or indirectly by the Ministry for the Economy and Finance).

Fees for the transport of electricity payable to Terna and certain charges paid to the Market Operator are determined by the Authority for Electricity and Gas.

Transactions relating to purchases and sales of electricity concluded with the Market Operator on the Power Exchange and with the Single Buyer are settled at market prices.

Companies in the Networks, Infrastructure and Sales Divisions acquire electricity from the Single Buyer and the ISO, in addition to paying Terna fees for the use of the National Transmission Network (NTN). Companies that are part of the Generation and Energy Management Division, in addition to paying fees for the use of the NTN to Terna, acquire from and sell electricity to the Market Operator on the Power Exchange and sell electricity to the Single Buyer.

Enel also acquires fuel for generation and gas distribution and sale from ENI, a company controlled by the Ministry for the Economy and Finance.

The table summarizes the relationships:

	Balance Sheet		Income Statement
Millions of euro	Receivables	Payables	Costs	Revenues
	at Dec. 31, 2005		2005

Continuing operations:
- Single Buyer	653	2,199	10,150	1,160
- ISO	200	231	1,294	1,745
- Market Operator	1,230	210	1,159	6,308
- Italian Post Office	1	20	98	14
- ENI	2	589	1,848	123
- Terna (1)	378	334	292	316

Discontinued operations:
- ISO	—	—	—	710
- Italian Post Office	—	—	1	1

Total	2,464	3,583	14,842	10,377

(1)	Costs and revenues refer to the period from the date of deconsolidation to December 31, 2005.
With reference to affiliated companies, the Enel Group incurs costs in respect of telecommunications services, rent, lease payments and research.
All transactions with related parties are concluded on normal market terms and conditions.
In compliance with the Group’s rules of corporate governance, transactions with related parties are carried out in accordance with criteria of procedural and substantive propriety.
With a view to assuring substantive propriety – in order to ensure fairness in transactions with related parties, and to account for the special nature, value or other characteristics of a given transaction — the Board of Directors may ask independent experts to value the assets involved in the transaction and provide financial, legal or technical advice.

The following table shows transactions in existence at December 31, 2005 and carried out during the year.

	Balance Sheet		Income Statement
Millions of euro	Receivables	Payables	Costs	Revenues
	at Dec. 31, 2005		2005

Continuing operations:
- Wind Telecomunicazioni SpA (1)	291	193	134	26
- Cesi SpA	4	24	23	4
- Immobiliare Foro Bonaparte SpA (2)	—	—	20	—
- Leasys SpA (2)	—	—	152	2

Discontinued operations:
- Wind Telecomunicazioni SpA (1)	—	—	4	—
- Cesi SpA	—	—	1	—
- Immobiliare Foro Bonaparte SpA (2)	—	—	1	—
- Leasys SpA (2)	—	—	10	—
- Idrolatina Srl (2)	—	—	2	—

Total	295	217	347	32

(1)	Costs and revenues refer to the period from the date of deconsolidation to December 31, 2005.

(2)	Costs and revenues refer to the period from January 1, 2005 until date of disposal.

41.	Contractual commitments and guarantees

The commitments entered into by the Enel Group and the guarantees given to third parties are shown below:

Millions of euro
	at Dec. 31, 2005	at Dec. 31, 2004	2005-2004

Guarantees given
Sureties given in favor of:
- third parties	1,244	825	419
Total	1,244	825	419

Other commitments
Commitments to suppliers for:
- electricity purchases	4,013	3,642	371
- fuel purchases	51,647	28,542	23,105
- various supplies	4,111	2,101	2,010
- tenders	204	2,032	(1,828)
- other	3	52	(49)
Total	59,978	36,369	23,609

TOTAL	61,222	37,194	24,028
Guarantees granted to third parties at December 31, 2005 amounted to €1,244 million and include €744 million in commitments relating to the sale of real estate assets in connection with regulations on the termination of leases, in addition to rent receivable for a period of six years and six months from July 2004. The value of such guarantees is reduced annually by a specified amount.

Commitments for electricity mainly regard imports from France, Switzerland and Germany, which at December 31, 2005 amounted to €4,013 million, of which €3,686 million refers to the period 2006-2010 and €327 million to the period 2011-2015.

Commitments for the purchase of fuels are determined with reference to the parameters and exchange rates applicable at the end of the financial year (given that fuel prices vary and are mainly set in foreign currencies). The total at year-end was €51,647 million, and consisted of the following:

Millions of euro	Natural gas	Fuel oil	Coal	Logistic services	Total

Period:
- 2006-2010	18,209	117	504	236	19,066
- 2011-2015	17,301	—	206	60	17,567
- 2016-2020	13,227	—	207	46	13,480
- 2021 and beyond	1,410	—	124	—	1,534

Total	50,147	117	1,041	342	51,647

42.	Contingent liabilities and assets

Litigation on rates

Enel is the target of a series of suits filed by a number of customers that consume large amounts of electricity and who have challenged, in full or in part, the legitimacy of the measures with which first the Interministerial Price Committee (CIP) and then the Authority for Electricity and Gas determined changes in electricity rates in the past. To date, the courts have generally rejected the complaints lodged and an examination of the rulings would indicate that the chance of unfavorable judgements is remote.

Environmental litigation

Litigation regarding environmental issues primarily concerns the installation and operation of power lines and equipment of Enel Distribuzione, which succeeded Enel in the related relationships.

Enel Distribuzione has been involved in a number of civil and administrative suits relating to requests for the transfer or modification of power lines on the basis of their alleged potential to cause harm, despite the fact that they have been installed in compliance with current regulations.

In a number of proceedings claims for damages for harm caused by electromagnetic fields have been lodged. Recourse to legal action requesting the immediate suspension or modification of plant operations by residents who live near power lines is frequent. Nevertheless, the outcome of litigation on these issues continues to be favorable to Enel, with only sporadic precautionary rulings against the Group. All of these have been appealed, so that at the present date there are no final rulings against Group companies, and no damages for physical harm have ever been granted.

There have also been a number of proceedings concerning electromagnetic fields generated by medium- and low-voltage transformer substations within buildings, in which the equipment has always been in compliance with induction limits set by current regulations.

Litigation concerning the effect of electromagnetic fields moved in Enel’s favor following the entry into force of the framework law on electromagnetic emissions (Law 36 of February 22, 2001) and the related implementing regulations (Prime Minister’s Orders no. 11719 of July 8, 2003 and no. 11723 of July 8, 2003). The new law seeks to harmonize regulation of the field at the national level, setting rules that apply to the entire country and defining exposure limits, alert thresholds and quality objectives, which were specified in the implementing orders of 2003. The new regulations apply to low frequency infrastructure such as transmission and distribution lines and distribution substations, as well as high frequency infrastructure used for telephone services, including mobile telephone services. The new regulations also introduce a ten-year program as from the entry into force of Law 36/2001 for the environmental upgrading of the entire national network to comply with new exposure limits. They also envisage the possibility of recovering, in part or in full, costs incurred by the owners of power lines and substations through electricity rates, in accordance with criteria to be set by the Authority for Electricity and Gas, pursuant to Law 481/95, as they represent costs incurred in the public interest. At present, the Prime Minister has not issued the Order setting the criteria for the upgrading of power lines (Article 4(4) of Law 36/2001), nor have the criteria for measuring of the parameters and calculating tolerance limits been established, as provided for in the Order of July 8, 2003 (relating to power lines).
A number of urban planning and environmental disputes regarding the construction and operation of certain power plants and transmission and distribution lines are pending. Based on an analysis of individual cases, the Company believes the possibility of adverse rulings is remote. For a limited number of cases, an unfavorable outcome cannot be ruled out completely, however. The consequences of unfavorable judgements could, in addition to the possible payment of damages, also include the costs related to work required to modify electrical equipment and the temporary unavailability of the plant. At present such charges cannot be reliably quantified and are therefore not included in the “Provision for litigation, risk and other charges”.
Out-of-court disputes and litigation connected with the blackout of September 28, 2003
With regard to the blackout that occurred on September 28, 2003, Enel Distribuzione received numerous letters (most drafted on the basis of standardized forms prepared by consumer associations) containing requests for automatic/lump-sum indemnities under the Electricity Service Charter and resolutions of the Authority for Electricity and Gas (€25.82), in addition to further damages to be quantified by customers with a view to possible legal action.
Enel Distribuzione challenged these requests with the following arguments: first, neither the Authority resolutions nor the Electricity Service Charter (whose reference legislation has been repealed) provide for automatic/lump-sum indemnities in the case of an interruption of supply, as specified by the Authority in a press release issued on October 2, 2003. Second, the causes of the electricity supply interruption of September 28, 2003 are ascribable to exceptional events beyond the control of the company, for which it cannot therefore be held liable in any way.
With regard to litigation, at December 31, 2005, some 53,000 proceedings were pending against Enel, mainly for small amounts (almost all before justices of the peace in Campania and Calabria). All involved requests for automatic/lump-sum indemnities on the basis of the Authority resolutions and the Service Charter and, in some cases, damages for alleged injury or loss (pain and suffering, spoiled food, interruption of economic activity, etc.). In view of the manner and intensity with which the blackout took place, Enel believes that it represents an accidental and unpredictable event for which the Group is therefore not liable. For the reasons already explained, Enel further believes that the blackout does not fall among those events for which indemnity is due pursuant to the supply contract or resolutions of the Authority. At December 31, 2005, about 7,000 rulings had been issued, with a majority finding in favor of the plaintiffs. Charges in respect of such indemnities could be recovered at least in part under existing insurance policies. In any case, Enel Distribuzione promptly appealed all adverse rulings to the competent courts. On February 6, 2006 the Court of S.Maria di Capua Vetere, Marcianise section, reversed the ruling of the Justice of Peace of Marcianise following Enel’s appeal. The court issued a broad opinion, conclusively rejecting the claims of the customer for lack of any proof of loss, considering the other grounds for appeal merged and therefore declining to issue a specific opinion on those aspects of the case. The decision was especially important in view of the fact that more than 7,000 proceedings are pending before the Justice of Peace of Marcianise.
INPS circular no. 63 of May 6, 2005 concerning contribution obligations in respect of the Cassa Integrazione Guadagni (CIG), Cassa Integrazione Guadagni Straordinaria (CIGS), Disoccupazione Involontaria (DS) and Mobilità (unemployment benefit schemes)
On May 6, 2005, the Italian National Social Security Institute (INPS) issued a circular regarding obligatory contributions to the Cassa Integrazione Guadagni (CIG), Cassa Integrazione Guadagni Straordinaria (CIGS), Disoccupazione Involontaria (DS) and Mobilità (all unemployment benefit programs). In regulating the matter, the circular specified that contributions to be paid in respect of the above programs are also applicable to State-controlled companies and national public entites involved in industrial activities that are not wholly public-owned. These include Enel and companies incorporated by Enel pursuant to Legislative Decree 79 of March 16, 1999, both for the period following the issue of the circular and retroactively as from the date on which they ceased to be entirely owned by public entities (in the case of Enel, as from the the date of the IPO, in November 1999).
More specifically, under the provisions of the circular Enel SpA would be required only to make contributions to CIG and CIGS, while companies incorporated by Enel under Legislative Decree 79 would also be required to contribute to the DS and Mobilità programs.
The Enel Group believes that it is not liable for these contributions as it does not meet the conditions for applicability. In particular, as regards past periods, the Group contests the payment of contributions for programs whose benefits it was not able to use.

The circular has been challenged for precautionary reasons before the first and second level administrative courts, requesting its suspension. The Regional Administrative Court rejected the appeal, stating that the matter fell under the exclusive jurisdiction of the ordinary courts. Enel therefore filed an appeal with the Labor Court, asking it to find that no contribution obligation existed for CIG, CIGS and Mobilità. A hearing was scheduled for May 18, 2006.
For the same contribution schemes, with a message dated August 5, 2005, INPS notified Enel that the initial deadline of August 16, 2005 set for the payment of accrued contributions was extended to September 30, 2005. The deadline was subsequently extended to October 31, November 30 and, finally, December 31, 2005. All of the extensions were prompted by the need for further study of the issues involved in view of their complexity. Enel maintained constant contact with the social security authorities in order to provide them with all the information necessary to enable them to revise their decision. Owing to the complexity of the matter, INPS felt it advisable to request an opinion from the Council of State, and with a message dated December 27, 2005, it extended the deadline for settlement of the obligation until the opinion was issued.
As regards the contribution for the Disoccupazione Involontaria program (involuntary unemployment), in December 2005 the Ministry of Labor, acting on behalf of INPS, initiated an inspection to ascertain whether the conditions exempting Enel SpA and the companies incorporated by it under Legislative Decree 79/1999 from the contributions continued to hold. Enel reserves the right to take all appropriate legal action following the outcome of the inquiry.
In an opinion issued on February 8, 2006, the second section of the Council of State ruled that the circular may not have retroactive effect and that there are no grounds for levying penalties. The Council of State therefore ordered that the circular be amended appropriately.
Inquiries by the Milan Public Prosecutor’s Office and the State Audit Court
In February 2003, the Milan Public Prosecutor’s Office initiated a criminal investigation (proceeding no. 2460/03) of former top managers of Enelpower and other individuals for alleged offences to the detriment of Enelpower and payments made by contractors to receive certain contracts. Implementing the resolutions of the boards of Enel, Enelpower and Enel Produzione, legal action was taken against the suppliers involved, which led to settlements with Siemens and Alstom.
On the basis of the information that emerged during the criminal proceedings, the State Audit Court ordered the seizure of real estate, movable property and receivables of the former Chief Executive Officer and a former executive of Enelpower, in addition to the former Chairman of Enel Produzione, citing them for possible administrative liability in relation to losses caused to the tax authorities.

On November 9, 2005, Enel, Enelpower and Enel Produzione deposited an instrument in support of the request of the Regional Public Prosecutor. On November 18, 2005, with an instrument also notified to Enelpower, the defense counsel of the former Enelpower CEO appealed to the Joint Sections of the Court of Cassation (the supreme court of appeal) asserting that the State Audit Court had no jurisdiction in the case as Enel SpA and Enelpower SpA were not public law bodies or public entities and that their managers could not be considered public officials or as being charged with a public service.
On November 30, 2005 Enelpower and Enel Produzione notified the claimants against the former Enel Produzione CEO of a request, pursuant to Article 2901 et seq. of the Italian Civil Code, made to the court to declare invalid in their regard a number of asset disposals carried out by the former CEO of Enel Produzione.
In a ruling of February 22, 2006, the State Audit Court, finding that the former directors and managers cited in the suit were liable, awarded Enelpower damages of about €14 million.
Extension of the municipal property tax
Article 1 quinquies of Decree Law 44 of March 31, 2005 (ratified with Law 88/2005) stated that Article 4 of Law 652 of April 13, 1939 (governing the land registry) shall be interpreted with regard to power plants alone “in the sense that the buildings and permanent constructions consist of the land and those parts that are structurally attached to it, even temporarily, which may be joined by any means of connection with movable parts for the purpose of creating a single complex asset”.
As a result of this provision, calculating the imputed rental income of buildings that form part of a generation plant must also take removable parts into account.
Among other things, this affects the determination of the tax base for the purposes of municipal property tax (ICI). This implies that companies that own electricity generation plants will be required to pay higher ICI than in the past.
Consequently, the Enel Group could be required to pay higher local ICI in the future.
As regards prior years, however, considering that Enel is already involved in litigation regarding ICI for the same power plants, provisions already recognized are deemed adequate to cover the risk of an unfavorable outcome. It cannot however be ruled out that municipalities may initiate actions regarding minor plants that have so far not been involved in this issue.
Enel intends in any case to appeal in the appropriate courts the possible application of such regulations by local authorities.

Ordinance of the Region of Lazio of February 10, 2006: Suspension of work on maritime infrastructure for the transformation of the Torrevaldaliga Nord power plant to coal

With the measure of February 10, 2006 the President of the Region of Lazio ordered the immediate suspension of work on the construction of maritime infrastructure for the reconversion of the Torrevaldaliga Nord plant to coal and requested that an environmental impact assessment (EIA) be conducted because of an alleged threat to the environment. The suspension of the works was ordered on the basis of the assertion that such works cannot be authorized under the procedures (already completed) envisaged by Law 55/02 (designed to unblock construction of power plants) but are instead subject to a separate EIA pursuant to Directive 97/11/EC, held to be immediately applicable under Italian law.

The suspension order by the Region of Lazio will quickly lead to the stoppage of all works associated with the conversion of the power plant to coal, with a consequent loss of jobs. The economic loss that would be caused by a protracted suspension, bearing in mind the spending commitments already undertaken with the contractors, would amount to more than €1 billion, out of total expenditure for the project of €1.5 billion.

Enel feels that the Region’s action is illegitimate on a number of grounds and immediately appealed to the Lazio Regional Administrative Court asking for a preliminary injunction suspending its validity.

43.	Subsequent events

Memorandum of understanding with the Russian energy trader RusEnergoSbyt

On March 2, 2006 Enel announced the signing of a memorandum of understanding to acquire a 50% stake for $105 million in RusEnergoSbyt (RES), a company active in the energy trading market and controlled by Grigory Berezkin, Chairman of the ESN Group. Thanks to this agreement, Enel gains access to the electricity market of the Russian Federation in collaboration with the largest supplier in the Russian power sector, which has been operating in the wholesale and retail markets since 2003.

With this transaction Enel strengthens its position in the Russian market, where the Company has operated since 2004, managing the combined-cycle North West Thermal Power Plant in St. Petersburg under an agreeement with RAO UES.

The alliance with RES is part of Enel’s European expansion strategy and is intended to position the Company to take advantage of any new opportunities offered by the liberalization of the Russian market.

Disposal of power distribution and sale assets

On March 13, 2006, Enel and Hera SpA signed a preliminary agreement for the disposal of the power grid of 18 towns in the province of Modena. The price was set at €107.5 million, on which an advance payment of €17.5 million has been made. The business unit includes more than 3,700 km of network, about 80,000 customers and 42 employees. The transaction marks the completion of the agreement reached in the protocol of understanding signed in February 2005 between Enel and Meta Modena SpA, which has been merged into Hera SpA since January 1, 2006.

44.	Stock option plans

The following table summarizes developments in 2005 in the stock-option plans described earlier, detailing the main assumptions used in calculating their fair value.

Number of options	2001 Plan	2002 Plan	2003 Plan	2004 Plan	2005 Plan	Total

Options granted	19,193,468 (1)	41,748,500	47,624,005	38,527,550		147,093,522
Options exercised at December 31, 2004	—	24,104,556	16,342,119	—	—	40,446,675
Options lapsed at December 31, 2004	2,503,326	4,824,000	3,237,700	1,231,000	—	11,796,026
Options outstanding at January 1, 2005	16,690,142	12,819,944	28,044,186	37,296,550	—	94,850,822
New options granted in 2005	—	—	—	—	28,757,000	28,757,000
Options exercised in 2005	16,301,333	10,697,094	14,158,373	12,392,982	—	53,549,782
Options lapsed in 2005	388,809	48,500	50,726	394,500	28,757,000	29,639,535
Options outstanding at December 31, 2005	—	2,074,350	13,835,087	24,509,068	—	40,418,505
- of which exercisable at December 31, 2005	—	2,074,350	2,203,002	4,718,900	—	8,996,252

Fair value at grant date (euro)	0.48	0.17	0.37	0.18	0.27
Volatility	27%	28%	28%	17%	15%
Option expiry	June 05	Dec. 07	Dec. 08	Dec. 09	Dec. 10
Average expected annual dividends	0.36	0.28	0.28	0.36	0.42
Risk-free interest rate	4.05%	2.82%	2.82%	2.72%	3.30%
Vesting period (regards last tranche for each plan)	2001-2004	2002-2005	2003-2006	2004-2008	2005-2009

(1)	Portion actually exercisable (56%) of total options granted (34,274,050).
As established by the Board of Directors, executives were divided into different brackets, with the executives receiving a different number of options depending on the bracket to which they belong.

The right to subscribe the shares is subordinated to the executives concerned remaining employed within the Group, with a number of exceptions (for example, termination of employment because of retirement or permanent invalidity, exit from the Group of the company at which the executive is employed, and succession) specifically governed by the Regulations

The options may be exercised subject to a number of specific suspensory conditions. These include exceeding Group EBITDA forecasts and the performance of Enel shares with respect to the benchmark index indicated in the Regulations.
45.	Transition to International Financial Reporting Standards (IFRS)

The Enel Group has adopted International Financial Reporting Standards (IFRS) endorsed by the European Commission starting from 2005, with the transition date to IFRS at January 1, 2004. The Group’s last consolidated financial statements prepared under Italian GAAP were those for the year ended December 31, 2004.

As required by IFRS 1, this note includes the reconciliation schedules of the figures presented previously under Italian GAAP and those that have been restated under IFRS, together with the related notes on the adjustments.

The reconciliation schedules have been prepared only for the purposes of the process of the transition to IFRS, for the preparation of the first set of consolidated financial statements in accordance with IFRS as approved by the European Commission. They do not include the comparative figures and explanatory notes that would be required to give a complete picture of the consolidated financial position and results of the Enel Group in accordance with IFRS.

Please note that some of the information reported in the document “Transition to International Financial Reporting Standards (IFRS)” approved and published on June 14, 2005, has been reclassified and supplemented without altering the effects of the transition on shareholders’ equity at December 31, 2004 and the income statement for 2004.

The schedules have been prepared using the same accounting policies adopted in preparing the consolidated financial statements at December 31, 2005, which are discussed in note no. 1.

Adoption of IFRS 1

In adopting International Financial Reporting Standards, the Group has applied IFRS 1 — First-time adoption and has availed itself of certain exemptions.

The exemptions allowed by IFRS 1 and applicable to the Group, as used to prepare the opening balance sheet, are set out below:
▪	business combinations: the Group has not applied IFRS 3 retrospectively to business combinations that took place before the transition date;

▪	measurement of property, plant and equipment and of intangible assets at fair value or deemed cost: the Group has applied the revalued amount method to certain asset categories;

▪	employee benefits: the Group has decided to recognize all cumulative actuarial gains and losses existing at January 1, 2004, while it has opted for the corridor approach for all subsequent actuarial gains and losses;

▪	translation reserve for balance sheets of consolidated entities from countries outside the euro area: as permitted by IFRS 1, the Group has not availed itself of the exemption and has maintained the net cumulative exchange rate differences arising from prior translations of financial statements of foreign entities as determined prior to the transition date;

▪	share-based payment: the Group has not applied the exemption allowed by IFRS 1 for share-based payments and has applied IFRS 2 to all the plans existing at January 1, 2004;

▪	classification and measurement of financial instruments: the Group has not postponed the transition date for IAS 32 and IAS 39 to January 1, 2005, and has taken the related effects into account in the opening balance sheet at January 1, 2004;

▪	designation of financial instruments at fair value through profit and loss or as available for sale: the Group has decided to adopt this method at the transition date (January 1, 2004) rather than at the initial recognition date for IAS 39.
IFRS consolidated balance sheet as at January 1, 2004 and December 31, 2004 and IFRS consolidated income statement for the period ended December 31, 2004
The balance sheet as at January 1, 2004 and December 31, 2004 and the income statement for the period ended December 31, 2004 are set out below. They show:
▪	figures calculated under Italian GAAP reclassified for IFRS purposes;
▪	adjustments for alignment with IFRS.

Balance sheet at January 1, 2004

	Italian GAAP	IAS/IFRS
Millions of euro	reclassified for IAS	adjustments	IAS/IFRS	Notes

ASSETS

Non-current assets
Property, plant and equipment	37,265	385	37,650	1
Intangible assets	13,422	(1,578)	11,844	2-3
Deferred tax assets	2,038	479	2,517	4
Investments accounted for using the equity method	255	—	255
Non-current financial assets	1,630	(5)	1,625	5
Other non-current assets	172	—	172
Total non-current assets	54,782	(719)	54,063

Current assets
Inventories	1,321	12	1,333
Trade receivables	7,321	(52)	7,269	6-7
Current financial assets	627	—	627
Cash and cash equivalents	424	—	424
Other current assets	1,986	(55)	1,931	8
Total current assets	11,679	(95)	11,584

TOTAL ASSETS	66,461	(814)	65,647

Balance sheet at January 1, 2004

	Italian GAAP	IAS/IFRS
Millions of euro	reclassified for IAS	adjustments	IAS/IFRS	Notes

LIABILITIES

Shareholders’ equity
Share capital	6,063	—	6,063
Other reserves	3,669	(1,685)	1,984
Retained earnings	8,884	—	8,884
Net income for the period	2,509	—	2,509
Group shareholders’ equity	21,125	(1,685)	19,440

Minority interests	190	(9)	181

TOTAL SHAREHOLDERS’ EQUITY	21,315	(1,694)	19,621

Non-current liabilities
Long-term loans	18,597	(35)	18,562	9
Termination indemnities and other employee benefits	1,767	1,257	3,024	10
Provisions for risks and charges	1,417	(190)	1,227	11
Deferred tax liabilities	2,515	(461)	2,054	12
Other non-current liabilities	329	—	329
Total non-current liabilities	24,625	571	25,196

Current liabilities
Short-term loans	4,145	—	4,145
Current portion of long-term loans	3,986	—	3,986
Trade payables	6,061	(37)	6,024	13
Income tax payable	714	—	714
Current financial liabilities	373	391	764	14
Other current liabilities	5,242	(45)	5,197	15
Total current liabilities	20,521	309	20,830

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	66,461	(814)	65,647

Balance sheet at December 31, 2004

	Italian GAAP	IAS/IFRS
Millions of euro	reclassified for IAS	adjustments	IAS/IFRS	Notes

ASSETS

Non-current assets
Property, plant and equipment	36,546	156	36,702	1
Intangible assets	11,430	(1,359)	10,071	2-3
Deferred tax assets	2,339	614	2,953	4
Investments accounted for using the equity method	190	—	190
Non-current financial assets	1,731	45	1,776	5
Other non-current assets	154	—	154
Total non-current assets	52,390	(544)	51,846

Current assets
Inventories	1,345	—	1,345
Trade receivables	8,090	(63)	8,027	6-7
Current financial assets	553	(44)	509
Cash and cash equivalents	331	—	331
Other current assets	3,367	(47)	3,320	8
Total current assets	13,686	(154)	13,532

TOTAL ASSETS	66,076	(698)	65,378

Balance sheet at December 31, 2004

	Italian GAAP	IAS/IFRS
Millions of euro	reclassified for IAS	adjustments	IAS/IFRS	Notes

LIABILITIES

Shareholders’ equity
Share capital	6,104	—	6,104
Other reserves	3,868	(1,816)	2,052
Retained earnings	9,183	(3)	9,180
Net income for the period	692	(75)	617
Group shareholders’ equity	19,847	(1,894)	17,953

Minority interests	1,131	(18)	1,113

TOTAL SHAREHOLDERS’ EQUITY	20,978	(1,912)	19,066	24

Non-current liabilities
Long-term loans	20,334	(43)	20,291	9
Termination indemnities and other employee benefits	1,574	1,336	2,910	10
Provisions for risks and charges	1,494	(90)	1,404	11
Deferred tax liabilities	2,906	(394)	2,512	12
Non-current financial liabilities	4	366	370	14
Other non-current liabilities	218	—	218
Total non-current liabilities	26,530	1,175	27,705

Current liabilities
Short-term loans	5,192	—	5,192
Current portion of long-term loans	1,397	—	1,397
Trade payables	6,706	(37)	6,669	13
Payables for contract work in progress	149	—	149
Income tax payable	99	—	99
Current financial liabilities	379	114	493	14
Other current liabilities	4,646	(38)	4,608	15
Total current liabilities	18,568	39	18,607

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	66,076	(698)	65,378

Income statement at December 31, 2004

	Italian GAAP	IAS/IFRS
Millions of euro	reclassified for IAS	adjustments	IAS/IFRS	Notes

Ordinary revenues	36,489	—	36,489
Non-recurring revenues	999	(135)	864
TOTAL REVENUES	37,488	(135)	37,353	16

Personnel	3,790	3	3,793	17
Fuel for thermal generation	3,598	—	3,598
Purchased power	10,465	—	10,465
Interconnection and roaming	1,346	—	1,346
Services, leases and rentals	4,003	19	4,022	18
Fuel for trading and gas for resale to end-uers	1,795	—	1,795
Materials	1,255	—	1,255
Other	1,148	(4)	1,144
Capitalized costs	(1,032)	—	(1,032)

Amortization, depreciation and impairment losses	5,536	(133)	5,403	19
Provisions	20	(20)	—	20

OPERATING INCOME	5,564	—	5,564

Net financial income (expense)	(1,149)	(170)	(1,319)	21

INCOME BEFORE EXTRAORDINARY ITEMS AND INCOME TAX	4,415	(170)	4,245

Extraordinary income	—	—	—
(Extraordinary expense)	(66)	66	—	22

INCOME BEFORE TAXES	4,349	(104)	4,245

Income taxes	1,517	(19)	1,498	23

INCOME BEFORE MINORITY INTERESTS	2,832	(85)	2,747

Minority interests	(126)	10	(116)

NET INCOME	2,706	(75)	2,631

Notes on the main IFRS adjustments made to certain items in the balance sheet at January 1, 2004 and December 31, 2004
Brief comments are given below on the key adjustments made to specific balance sheet line items at the beginning and end of 2004.
Balance sheet — Assets
(1) Property, plant and equipment (+€385 million at January 1, 2004 and +€156 million at December 31, 2004); these adjustments mainly relate to:
▪	elimination of the accumulated depreciation of appurtenance land, which under IFRS has to be separated from the plant and can no longer be depreciated (+€70 million at January 1, 2004 and +€72 million at December 31, 2004 — see note 1 Reconciliation of shareholders’ equity attached to these notes);
▪	reversal of impairment losses on property, plant and equipment due to redefinition of the depreciation plan based on a review of the remaining useful lives of the relevant assets (+€153 million at January 1, 2004 and +€56 million at December 31, 2004 — see note (a) in Reconciliation of shareholders’ equity attached to these notes);
▪	capitalization of dismantling and restoration charges (+€27 million at January 1, 2004 and +€24 million at December 31, 2004, see note (a) in Reconciliation of shareholders’ equity attached to these notes) and simultaneous accrual to a provision for charges for the estimated present value of future costs on the liabilities side of the balance sheet (see note 11);
▪	reversal of a provision for plant demolition that did not comply with the recognition criteria of IFRS (+€15 million at January 1, 2004 and +€35 million at December 31, 2004);
▪	reversal, separation and recalculation of the depreciation for significant plant components to comply with component analysis approach (-€21 million at January 1, 2004 and -€32 million at December 31, 2004; see note (a) in Reconciliation of shareholders’ equity attached to these notes);
▪	writeoff of connection fees for the gas sector and the related deferral to the income statement using the same method applied for the related costs (-€38 million at January 1, 2004 and -€59 million at December 31, 2004);
▪	recognition of buildings appraised at the end of 2003 at fair value (+€179 million at January 1, 2004 and +€61 million at December 31, 2004).

(2) Intangible assets (-€1,578 million at January 1, 2004 and -€1,453 million at December 31, 2004); these adjustments are summarized in the following table:

Millions of euro

	Jan. 1, 2004	Dec. 31, 2004

Start-up costs	(26)	(21)
Research, development and advertising	(31)	(1)
Deferred charges	(22)	(14)
Effect of discounting of “other similar rights”	(76)	(83)
Extraordinary contribution for the suppression of the Electricity Industry Employee Pension Fund	(1,423)	(1,334)

Total	(1,578)	(1,453)
These adjustments mainly relate to the elimination of certain start-up, advertising costs, deferred charges and internal software development costs (see note (b) in Reconciliation of shareholders’ equity attached to these notes) that do not meet the recognition requirements under IFRS.
In respect of the discounting of “Other similar rights,” intangible assets include easements and use of third-party assets for fixed periods of time, recognized at the cost of the total of the contractual payments incurred for their acquisition. Accordingly, the Group has adjusted the relevant assets based on their actual value at the date of acquisition, and adjusted the related payables accordingly (see note 15). The extraordinary contribution due as a result of the suppression of the Electricity Industry Employee Pension Fund for the employees of Enel and private electricity entities (FPE) established with Law 488 of December 23, 1999 (the 2000 Finance Act) was eliminated as it is no longer allowed under IFRS (see note (b) in Reconciliation of shareholders’ equity attached to these notes).
(3) Goodwill (€0 million at January 1, 2004 and +€94 million at December 31, 2004); the adjustments relate to the reversal of amortization no longer allowed under IFRS.
(4) Deferred tax assets (+€479 million at January 1, 2004 and +€614 million at December 31, 2004); these are the balance sheet entries offsetting the tax impact of the reconciled items in the Reconciliation of shareholders’ equity in note 24.
(5) Non-current financial assets (-€5 million at January 1, 2004 and +€45 million at December 31, 2004); these adjustments (at January 1, 2004) relate to the fair value measurement of the investment in Echelon, listed in the United States and acquired as part of the remote management project. At December 31, 2004 they primarily regard the fair value measurement of hedging derivatives.

(6) Trade receivables (-€15 million at January 1, 2004 and -€26 million at December 31, 2004); this adjustment reflects the recognition of prepayments related to the deferral of revenues and the related cost-of-activation fees (e.g., access to, or changes to, tariff plans, promotions, etc.) and fixed fees (e.g., SIM card activation, prepaid recharges, etc.) related to the period of time during which telecommunications services will be provided. Under Italian GAAP, these fees were entirely expensed in the period in which the activation took place.
(7) Receivables for contract work in progress (-€37 million at January 1, 2004 and -€37 million at December 31, 2004); this adjustment relates to the modification of the basis for calculating contract work in progress as a result of the direct recognition of certain costs which were accounted for as payables under Italian GAAP.
(8) Other current assets (-€55 million at January 1, 2004 and -€47 million at December 31, 2004); these adjustments mainly reflect the elimination of the prepaid substitute tax on the franking of the goodwill generated by the merger of Enel Distribuzione Gas and GE.AD. into Enel Rete Gas.
Balance sheet — Liabilities
(9) Long-term loans (-€35 million at January 1, 2004 and -€43 million at December 31, 2004); these adjustments relate to:
▪	the adjustment of foreign currency medium- to long-term payables using the period-end exchange rate, equal to -€33 million at January 1, 2004 and -€28 million at December 31, 2004, from the method used under Italian GAAP, where these payables were recognized using the hedge exchange rate;

▪	adoption of the amortized cost method to measure medium- to long-term bank loans and bond issues equal to -€2 million at January 1, 2004 and -€15 million at December 31, 2004.

(10) Termination indemnities and other employee benefits (+€1,257 million at January 1, 2004 and +€1,336 million at December 31, 2004); these adjustments are summarized in the following table:

Millions of euro

	Jan. 1, 2004	Dec. 31, 2004

Termination benefit	(60)	(80)
Electricity discounts	952	1,014
Other benefits	365	402

Total	1,257	1,336
These adjustments mainly relate to the application of actuarial methods to determine termination benefits and the recognition of the actuarially-determined present value of expected liabilities.
(11) Provisions for risks and charges (-€190 million at January 1, 2004 and -€90 million at December 31, 2004); these adjustments are summarized in the following table:

Millions of euro

	Jan. 1, 2004	Dec. 31, 2004

Provision for dismantling and restoration charges	40	43
Provision for demolition of plant	(103)	(103)
Provision for company restructuring	(76)	(30)
Other provisions	(51)	—

Total	(190)	(90)
These adjustments relate to the reversal of certain provisions that do not meet the criteria for recognition under IFRS. Please refer to note 1 above for the provision with respect to dismantling and restoration charges.
(12) Deferred tax liabilities (-€461 million at January 1, 2004 and -€394 million at December 31, 2004); these are the balance sheet entries offsetting the tax effects of the reconciled items recorded in note 24 Reconciliation of shareholders’ equity.
(13) Trade payables (-€37 million at January 1, 2004 and -€37 million at December 31, 2004 — see note 7).
(14) Current and non-current financial liabilities (+€391 million at January 1, 2004 and +€480 million at December 31, 2004); these adjustments reflect the fair value measurement of derivative financial instruments (see note (d) in Reconciliation of shareholders’ equity attached to these notes).
(15) Other current liabilities (-€45 million at January 1, 2004 and -€38 million at December 31, 2004); the adjustment relates to the discounting of other current liabilities.
Adjustments to 2004 consolidated income statement items
(16) Revenues (-€135 million); the adjustments related to ordinary revenues, which offset one another, are mainly due to the deferral of revenues arising from connection fees for the gas and telecommunications sector (-€32 million) and the recognition of revenues of €37 million deriving from the electricity discount granted to retired employees during the period. This represents a supplement of the rate revenues for electricity provided free of charge during the period and not recognized under Italian GAAP.
The adjustments related to non-recurring revenues mainly refer to:
▪	elimination of a €114 million capital gain generated on the sale of the investment in NewReal following the restating at fair value of buildings appraised at the end of 2003;

▪	reversal of the release of €23 million from the restructuring provision by NewReal already adjusted for during first-time adoption.
(17) Personnel (+€3 million); the adjustments relate to the different measurement (actuarial) of employee benefits (termination benefits, additional months’ pay, supplementary pension fund, electricity discounts, etc.) for -€15 million, offset by the reversal of a restructuring provision (+€18 million), no longer allowed under IFRS.
(18) Services, leases and rentals (+€19 million); the adjustment mainly relates to the reversal of provisions for risks and charges no longer allowed under IFRS.

(19) Amortization, depreciation and impairment losses (-€133 million); these adjustments are summarized in the following table:

Millions of euro

Dec. 31, 2004

Amortization of goodwill	(102)
Amortization of intangible assets	(51)
Amortization of FPE contribution	(88)
Component analysis	11
Impairment of plants	97

Total	(133)
These adjustments reflect:
▪	a €241 million decrease due to the elimination of amortization of goodwill, intangible assets and the extraordinary contribution (FPE), which is no longer allowed under IFRS;

▪	a €108 million increase due to the separation and recalculation of significant plant components (“component analysis”) and greater depreciation charges following the reversal of impairment of plant parts and review of remaining useful life.
(20) Provisions (-€20 million); the adjustment relates to the reversal of the accrual to the provision for plant demolition no longer allowed under IFRS.
(21) Financial expense, net (+€170 million); the adjustment mainly relates to:
▪	the financial component arising from the discounting of employee benefits (+€144 million);

▪	the ineffective portion of hedges related to derivative financial instruments (+€29 million).
(22) Extraordinary expenses (-€66 million); the adjustment mainly refers to the elimination of expenses recognized as a result of differences arising from the elimination of fiscally-driven entries in the separate financial statements of certain Group companies that are recognized in a specific equity line item under IFRS.
(23) Income tax (-€19 million); this amount reflects the tax effect of the adjustments made to income statement line items.

(24) Reconciliation of shareholders’ equity
The following schedule sets forth a reconciliation of shareholders’ equity at January 1, 2004, and December 31, 2004, and of net income for 2004 is set out below with comments on the adjustments made to the balances prepared under Italian GAAP.
Statement of changes in shareholders’ equity

				Income before
		Shareholders’	Shareholders’	minority interests for
		equity at January	equity at December	year ending
	Notes	1, 2004	31, 2004	December 31, 2004

ITALIAN GAAP		21,315	20,978	2,832

Adjustments:
- Property, plant and equipment and related depreciation	a	330	79	(246)
- Start-up, development and advertising costs and other intangible assets	b	(1,501)	(1,372)	138
- Goodwill	c	—	94	103
- Derivative financial instruments	d	(391)	(480)	(29)
- Other employee costs (e.g. termination benefits, stock option plans, Asem healthcare scheme, etc.)	e	(1,257)	(1,336)	(87)
- Provisions for risks and charges (restructuring, demolition, breakdowns, etc.)	f	241	168	(73)
- Other adjustments	g	(54)	(71)	95
Tax impact of the adjustments		938	1,006	14
Total adjustments net of tax effects		(1,694)	(1,912)	(85)

IFRS		19,621	19,066	2,747
a) Property, plant and equipment and related depreciation
IFRS require that each component of an item of property, plant and equipment be recognized and depreciated separately when its cost is significant compared to the total cost of the item.
The identified significant components, previously recognized and depreciated as part of a single item under Italian GAAP, were separated and their depreciation recalculated.
The effect of this adjustment on shareholders’ equity at January 1, 2004, and December 31, 2004, is negative by about €21 million and €32 million, respectively, equal to the greater depreciation charge.
IFRS require that land be recognized separately and not depreciated.
Appurtenant land, which was previously depreciated together with the asset built on it, has been separated, with the elimination of the related depreciation. This had a positive effect on shareholders’ equity at January 1, 2004, and December 31, 2004, of about €70 million and €72 million, respectively.

Under IFRS, when a plant or a part of plant is retired early, its depreciation plan has to be reviewed in line with the retirement plan (assessment of useful life).
Therefore, the previous impairment was eliminated and a new depreciation plan determined. This had a positive effect on shareholders’ equity at January 1, 2004, and December 31, 2004, of about €153 million and €56 million, respectively.
IFRS require that dismantling and restoration costs of production sites to be incurred upon conclusion of production be estimated and recognized at their present value under property, plant and equipment and depreciated.
These costs are also provided for in the provisions for risks and charges, with an annual adjustment of the present value for the financial component. The carrying values were recalculated, as Italian GAAP allow neither the discounting of provisions nor the capitalization of the related cost.
The effect of this adjustment on shareholders’ equity at January 1, 2004, and December 31, 2004, is about -€13 million and -€19 million, respectively.
b) Start-up, development and advertising costs and other intangible assets
IFRS do not allow the capitalization of certain intangible assets. Therefore, amounts related to start-up, incorporation and advertising costs were eliminated. This adjustment decreased shareholders’ equity at January 1, 2004, and December 31, 2004, by about €77 million and €38 million, respectively.
Capitalization of the cost of the extraordinary contribution for the suppression of the Electricity Industry Employee Pension Fund, as provided for by a specific law, and already paid in three annual installments in 2000, 2001 and 2002, is no longer allowed under IFRS, which provide for the cost of defined contribution plans to be recognized in the income statement on the basis of the amount of the contribution paid in each period.
This adjustment had a negative effect on shareholders’ equity at January 1, 2004, and December 31, 2004, of about €1,424 million and €1,334 million, respectively.
c) Goodwill
As required by IFRS 1, the net carrying value of goodwill in the financial statements prepared under Italian GAAP at the transition date is periodically tested for impairment and is not amortized. Goodwill arising from the acquisition of investments in entities outside the euro area is adjusted at period-end exchange rates for IFRS purposes.
The total effect on shareholders’ equity at December 31, 2004, is a positive €94 million.
d) Transactions involving derivative financial instruments
To manage the risk of fluctuations in interest rates, exchange rates and commodity prices, the Group enters into derivative contracts to hedge both individual transactions and the Group’s overall exposure.
IFRS establish specific rules regarding accounting for these derivatives that differ from those provided for by Italian GAAP.
With respect to derivatives hedging future cash flows of assets, liabilities or future transactions (cash flow hedges), the key effects relate to:
▪	recognition of the fair value of the derivative asset or liability in the balance sheet;

▪	recognition of a cash flow hedge reserve in equity for the effective part of the hedge;

▪	recognition of the ineffective part of the hedge in the income statement.
With respect to derivatives hedging fair value changes in hedged assets or liabilities recognized in the balance sheet (fair value hedges on interest rates), the key effects relate to:
▪	recognition of the derivative asset or liability in the balance sheet at its fair value;

▪	set-off of the change in fair value of the hedged risk against the hedged item.
This approach produced a negative effect on shareholders’ equity at January 1, 2004, and December 31, 2004, of €391 million and €480 million, respectively.
e) Employee benefits
IFRS identify different types of post-employment benefits, which are benefits due to employees upon termination of their service. Under defined benefit plans, the actuarial risk (that benefits will be less than expected) and investment risk (that assets invested will be insufficient to meet expected benefits) fall on22 the entity and not the employee. Therefore, the actuarial present value of the expected liability and related costs and income are recognized, including the financial expense and actuarial gains and losses.
With respect to the Enel Group’s defined benefit plans (termination benefits, additional months’ pay (IMA), indemnities in lieu of notice (ISP), loyalty bonus, supplementary pension plan (PIA) and electricity discounts (electricity provided at reduced rates)), the following steps were taken:
▪	re-recognition and remeasurement of:
–	the liability for the electricity discount;

–	the liability for the loyalty bonus.
▪	application of different measurement criteria for:
–	termination benefits;

–	provisions for additional months’ pay and indemnities in lieu of notice;

–	provisions for the supplementary pension plan.

The most significant difference related to the recognition of the liability for the electricity discount granted to current and retired employees, with an impact equal to about €952 million and €1,014 million on shareholders’ equity at January 1, 2004, and December 31, 2004, respectively.
The other adjustments had a negative effect on shareholders’ equity at January 1, 2004, and December 31, 2004, of approximately €305 million and €322 million, respectively.
Under IFRS, stock options granted to employees are measured at their fair value at the date of granting. The cost of the options granted, represented by their fair value, is recognized in the income statement over the vesting period with a balancing entry in a specific reserve under shareholders’ equity.
Italian GAAP do not provide for the recognition of these effects in the income statement.
f) Provisions for risks and charges
IFRS require that provisions for risks and charges be recognized only when an entity has a present (legal or constructive) obligation as a result of a past event and has no realistic alternative to settling that obligation. The adjustment relates to the reversal of provisions for breakdowns, plant demolition and restructuring, which do not meet these requirements, with an impact equal to about €241 million and €202 million on shareholders’ equity at January 1, 2004, and December 31, 2004, respectively.
Moreover, under IFRS, for liabilities for which provisions have been made that will become payable in future periods, the effects of discounting must be reflected, unlike Italian GAAP. The adjustment at December 31, 2004, also includes €34 million relating to the costs for the Terna bonus shares, equal to the market value of the shares.
The total effect on shareholders’ equity is a positive €241 million and €168 million at January 1, 2004, and December 31, 2004, respectively.
g) Other adjustments
These have a negative effect on shareholders’ equity at January 1, 2004 and December 31, 2004 of €54 million and €71 million, respectively. They mainly relate to the discounting of long-term receivables and payables and the reversal of deferred taxes.

Effects on the cash flow statement for the year ended December 31, 2004
A reconciliation of the consolidated cash flow statement is not presented as the effects of applying IFRS are not significant.
The following table sets out a reconciliation of net financial indebtedness at December 31, 2004 between the amounts as determined under Italian GAAP and as restated under IFRS.

Dec. 31, 2004

Net financial debt under Italian GAAP	24,296

- Application of amortized cost method to short-term and medium to long-term debt (1)	(158)
- Change in fair value calculated on bonds hedged by fair value hedges	35
- Change in exchange rates on debt hedged against exchange rate risks on short-term and medium to long-term debt	(54)
- Medium to long-term payables to other financing entities (2)	216
- Short-term payables to other financing entities for securitizations	214
- Other	(36)

Net financial debt under IFRS	24,514

(1)	Includes premiums, discounts and transaction costs directly related to the debts no longer shown separately in the line items established by Italian GAAP.

(2)	Reclassification of the payable due to the Ministry for the Economy and Financefor the UMTS license.
The €214 million change in short-term payables to other financing entities relates to the effects of securitization transactions, which led to the re-recognition of trade receivables, with a related increase in net financial indebtedness.
Please refer to the notes on the key adjustments made above for the other reconciling items.

Attachments

Reconciliation of shareholders’ equity and net income of Enel SpA and the corresponding consolidated figures

		Shareholders’		Shareholders’
	Net income	equity at	Net income	equity at
Millions of euro	2005	Dec. 31, 2005	2004	Dec. 31, 2004

Enel SpA’s Italian GAAP financial statements	2,715	14,972	7,272	15,301

IFRS/IAS adjustments:
- Other personnel costs	(7)	(29)	3	(31)
- Derivatives	3	(139)	(7)	(145)
- Measurement of financial assets	(42)	140	—	—
- Other adjustments	4	18	3	11
- Tax effects of adjustments	(1)	53	—	20
Total adjustments net of tax effects	(43)	43	(1)	(145)

Enel SpA’s IFRS/IAS balances	2,672	15,015	7,271	15,156

- Carrying amount and adjustments to the value of consolidated subsidiaries and companies accounted for using the equity method	257	(17,311)	3,244	(22,713)
- Shareholders’ equity and net income (on a comparable basis) of consolidated subsidiaries and companies accounted for using the equity method, net of minority interests	2,522	21,219	(721)	25,047
- Goodwill arising on consolidation, related amortization and impairment losses	—	(277)	(1,656)	5,028
- Intragroup dividends	(1,610)	—	(1,947)	—
- Elimination of unrealized gains among Group companies, net of the related tax effects and other minor adjustments	54	411	(3,560)	(4,565)

GROUP	3,895	19,057	2,631	17,953

MINORITY INTERESTS	237	359	116	1,113

CONSOLIDATED FINANCIAL STATEMENTS	4,132	19,416	2,747	19,066

Subsidiaries, associates and other significant equity investments of the Enel Group at December 31, 2005
In compliance with the provisions of Article 126 of Consob Resolution no. 11971 of May 14, 1999, a list of subsidiaries and associates of Enel SpA at December 31, 2005, pursuant to Article 2359 of the Italian Civil Code, and of other significant equity investments is provided in the pages that follow. Enel Group has full title to all investments.
The following information is included for each company: name, registered office, activity, share capital, currency of account, percentage owned by the Group, Group companies that have a stake in the company and their respective ownership share.

Subsidiaries consolidated on a line-by-line basis at December 31, 2005 (1)

				Currency
				of	Group %
Company name	Registered office	Activity	Share capital	account	holding	Held by	%
			at Dec. 31, 2005
Parent Company:
Enel SpA	Rome	Holding	6,157,071,646	euro	—

Subsidiaries:
Avisio Energia SpA	Trento	Gas distribution	6,500,000	euro	100.00	Enel Rete Gas SpA	100.00
Barras Electricas Galaico Asturianas SA	Lugo (Spain)	Electricity distribution	15,689,796.62	euro	54.95	Electra de Viesgo Distribucion SL	54.95
Barras Electricas Generacion SL	Lugo (Spain)	Electricity generation	1,374,136.05	euro	100.00	Barras Electricas Galaico Asturianas SA	100.00
Carbones Colombianos del Cerrejon SA	Bogotà (Colombia)	Exploitation of coal mines	5,806,149,114	COP	99.99	Pragma Energy SA Enel Investment Holding BV	90.89 9.10
Cise Srl	Rome	Real estate management	318,291,049	euro	100.00	Enel SpA	100.00
Co.Im Gas SpA	S. Maria a Colle (Lucca)	Management of gas distribution and sales plants	1,479,000	euro	80.00	Enel Rete Gas SpA	80.00
Concert Srl	Rome	Product, plant and equipment certification	10,000	euro	51.00	Enel Produzione SpA	51.00
Dalmazia Trieste Srl	Rome	Real estate management	5,585,698	euro	100.00	Cise Srl Enel Ape Srl (formerly Ape Gruppo Enel Srl)	69.91 30.09
Deval SpA	Aosta	Electricity distribution and sale in Valle D’Aosta	37,500,000	euro	51.00	Enel SpA	51.00
Deval Energie Srl	Aosta	Electricity sale	200,000	euro	100.00	Deval SpA	100.00
Easygas Srl	Milan	Gas sale	10,000	euro	100.00	Enel Gas SpA	100.00
Electra de Viesgo Distribucion SL	Santander (Spain)	Electricity distribution and sale	77,792,000	euro	100.00	Enel Distribuzione SpA	100.00
Electrica Banat SA	Timisoara (Romania)	Electricity distribution	463,474,090	RON	51.00	Enel Distribuzione SpA	51.00
Electrica Dobrogea SA	Costanza (Romania)	Electricity distribution	338,970,050	RON	51.00	Enel Distribuzione SpA	51.00
Enel Ape Srl (formerly Ape Gruppo Enel Srl)	Rome	Personnel administration activities, information technology and services to companies	50,000,000	euro	100.00	Enel SpA	100.00
Enel Capital Srl	Rome	Research in the field of innovation technology	8,500,000	euro	100.00	Enel SpA	100.00
Enel Comercializadora de Gas SA	Santander (Spain)	Gas and electricity sale	61,000	euro	100.00	Enel Trade SpA	100.00
Enel Distribuzione SpA	Rome	Electricity distribution	6,119,200,000	euro	100.00	Enel SpA	100.00
Enel Energia SpA	Rome	Electricity sale	1,414,000	euro	100.00	Enel SpA	100.00
Enel ESN Energo LLC	Moscow (Russia)	Management and maintenance of electricty generation plants	1,000,000	RUB	100.00	Enel ESN Management BV	100.00
Enel ESN Management BV	Amsterdam (Holland)	Holding company	18,000	euro	75.00	Enel Produzione SpA	75.00
Enel.Factor SpA	Rome	Factoring	12,500,000	euro	100.00	Enel SpA	100.00
Enel Finance International SA	Luxembourg	Finance	1,391,900,230	euro	100.00	Enel SpA	100.00

				Currency
				of	Group %
Company name	Registered office	Activity	Share capital	account	holding	Held by	%
			at Dec. 31, 2005
Enel Gas SpA	Milan	Gas and electricity sale	302,039	euro	100.00	Enel Distribuzione SpA	100.00
Enel Green Power International SA	Luxembourg	Holding of companies operating in electricity generation from renewable resources	156,650,000	euro	100.00	Enel Produzione SpA Enel Investment Holding BV	67.11 32.89
Enel Investment Holding BV	Amsterdam (Holland)	Holding company	1,593,050,000	euro	100.00	Enel SpA	100.00
Enel Ireland Finance Ltd	Dublin (Irleland)	Finance	1,000,000	euro	100.00	Enel Finance International SA	100.00
Enel Latin America LLC (1)	Wilmington (Delaware – USA)	Electricity generation from renewable resources	—	—	100.00	Enel Green Power International SA	100.00
Enel M@p Srl	Rome	Metering, remote control and communication services managed on the electricity network	100,000	euro	100.00	Enel Distribuzione SpA	100.00
Enel.NewHydro Srl	Rome	Engineering, water systems	1,000,000	euro	100.00	Enel SpA	100.00
Enel North America Inc. (1)	Wilmington (Delaware – USA)	Electricity generation from renewable resources	14.25	USD	100.00	Enel Green Power International SA	100.00
Enelpower SpA	Milan	Engineering and contracting	10,000,000	euro	100.00	Enel SpA	100.00
Enelpower Contractor and Development Saudi Arabia Ltd	Riyadh (Saudi Arabia)	Power plant construction, management and maintenance	5,000,000	SR	51.00	Enelpower SpA	51.00
Enelpower do Brasil Ltda	Rio de Janeiro (Brazil)	Engineering and contracting	1,242,000	R$	99.99	Enelpower SpA	99.99
Enelpower UK Ltd	London (United Kingdom)	Engineering and contracting	1,000	GBP	100.00	Enelpower SpA	100.00
Enel Produzione SpA	Rome	Electricity generation	6,352,138,606	euro	100.00	Enel SpA	100.00
Enel.Re Ltd	Dublin (Ireland)	Reinsurance	3,000,000	euro	100.00	Enel Investment Holding BV	100.00
Enel Rete Gas SpA	Milan	Gas distribution	54,139,160	euro	99.82	Enel Distribuzione SpA	99.82
Enel Service UK Ltd	London (United Kingdom)	Services	100	GBP	100.00	Enel Trade SpA	100.00
Enel Servicii Srl	Bucharest (Romania)	Services to companies	200,000	RON	100.00	Enel SpA Enel Distribuzione SpA	80.00 20.00
Enel.si — Servizi integrati Srl	Rome	Engineering and energy related services	5,000,000	euro	100.00	Enel SpA	100.00
Enel Sole Srl	Rome	Public lighting systems	4,600,000	euro	100.00	Enel SpA	100.00
Enel Trade SpA	Rome	Fuel trading and logistics - Electricity sale	100,885,000	euro	100.00	Enel SpA	100.00
Enel Union Fenosa Renovables SA	Madrid (Spain)	Electricity generation from renewable resources	32,505,000	euro	80.00	Enel Viesgo Renovables SL	80.00
Enel Viesgo Renovables SL	Santander (Spain)	Holding of electricity companies	35,603,006	euro	100.00	Viesgo Generacion SL	100.00
Enel Viesgo Servicios SL	Santander (Spain)	Services to companies	3,010	euro	100.00	Enel SpA Enel Produzione SpA Enel Distribuzione SpA	60.00 20.00 20.00

				Currency
				of	Group %
Company name	Registered office	Activity	Share capital	account	holding	Held by	%
			at Dec. 31, 2005
Energias Especiales de Andalucia SA	Seville (Spain)	Electricity generation from renewable resources	20,000	euro	100.00	EUFER Renovables Ibericas 2004 SA	100.00
Energias Especiales de Careon SA	La Coruna (Spain)	Electricity generation from renewable resources	270,450	euro	77.00	Enel Union Fenosa Renovables SA	77.00
Energias Especiales de Castelo SA	Madrid (Spain)	Electricity generation from renewable resources	437,400	euro	100.00	Enel Union Fenosa Renovables SA	100.00
Energias Especiales de Pena Armada SA	Madrid (Spain)	Electricity generation from renewable resources	963,300	euro	80.00	Enel Union Fenosa Renovables SA	80.00
Energias Especiales del Alto Ulla SA	Madrid (Spain)	Electricity generation from renewable resources	360,600	euro	100.00	Enel Union Fenosa Renovables SA	100.00
Energias Especiales del Noroeste SA	Madrid (Spain)	Electricity generation from renewable resources	6,812,040	euro	100.00	Enel Union Fenosa Renovables SA	100.00
Energias Renovables Montes de San Sebastian SL	Madrid (Spain)	Electricity generation from renewable resources	705,000	euro	100.00	Enel Union Fenosa Renovables SA	100.00
Eolica del Cordal de Montouto SL	Madrid (Spain)	Electricity generation from renewable resources	160,000	euro	100.00	Enel Union Fenosa Renovables SA	100.00
EUFER Comercializadora SL	Madrid (Spain)	Electricity generation from renewable resources	60,000	euro	100.00	Enel Union Fenosa Renovables SA	100.00
EUFER Renovables Ibericas 2004 SA	Madrid (Spain)	Electricity generation from renewable resources	5,100,000	euro	100.00	Enel Union Fenosa Renovables SA	100.00
Geotermica Nicaraguense SA	Managua (Nicaragua)	Electricity generation from renewable resources	50,000	NIO	60.00	Enel Produzione SpA	60.00
Hydrogen Park — Marghera per l’idrogeno Scrl	Venice	Promotion of studies and projects for the use of hydrogen	215,000	euro	53.49	Enel Produzione SpA	53.49
Iridea Srl	Milan	Advisory and consulting services	1,250,000	euro	100.00	Enel Gas SpA	100.00
Maritza East III Power Company AD	Sofia (Bulgaria)	Electricity generation	265,943,600	leva	73.00	Maritza East III Power Holding BV	73.00
Maritza East III Power Holding BV	Amsterdam (Holland)	Holding company	100,000,000	euro	60.00	Enel Produzione SpA	60.00
Metanodotti Padani SpA	Milan	Gas distribution	309,600	euro	100.00	Enel Rete Gas SpA	100.00
Metanodotti Trentini Srl	Milan	Gas distribution	10,400	euro	100.00	Metanodotti Padani SpA	100.00
Parque Eolico de San Andrés SA (formerly Parque Eolico de Coucepenido SA)	La Coruna (Spain)	Electricity generation from renewable resources	552,920	euro	82.00	Enel Union Fenosa Renovables SA	82.00
Parque Eolico La Losilla SA	Madrid (Spain)	Electricity generation from renewable resources	60,400	euro	100.00	EUFER Renovables Ibericas 2004 SA	100.00
Pragma Energy SA	Lugano (Switzerland)	Coal trading	4,000,000	CHF	100.00	Enel Investment Holding BV	100.00
Reti Gas Scrl	Milan	Construction of gas distribution networks	11,000	euro	95.00	Enel Rete Gas SpA	95.00
Sfera — Società per la formazione e le risorse aziendali Srl	Rome	Human resources and training	2,000,000	euro	100.00	Enel SpA	100.00
Sistemas Energeticos Manon Ortigueira SA	Ortigueira (Spain)	Electricity generation from renewable resources	4,507,500	euro	86.00	Enel Union Fenosa Renovables SA	86.00

				Currency
				of	Group %
Company name	Registered office	Activity	Share capital	account	holding	Held by	%
			at Dec. 31, 2005
Viesgo Energia SL	Santander (Spain)	Electricity and gas sale	1,000,000	euro	100.00	Electra de Viesgo Distribucion SL	100.00
Viesgo Generacion SL	Santander (Spain)	Electricity generation and sale	425,311,006	euro	100.00	Enel Produzione SpA	100.00
Water & Industrial Services Company SpA	Monza	Sewage treatment	15,615,000	euro	51.00	Enel.NewHydro Srl	51.00

(1)	The companies held by Enel North America Inc. and Enel Latin America LLC and fully consolidated on a line-by-line basis are listed separately.

Subsidiaries held by Enel North America Inc. consolidated on a line-by-line basis at December 31, 2005 (1)

			Currency
		Share capital	of	Group %
Company name	Registered office	(2)	account	holding(3)	Held by	%
		at Dec. 31, 2005

Parent Company:
Enel North America Inc.	Wilmington (Delaware - USA)	14.25	USD	100.00	Enel Green Power International SA	100.00

Subsidiaries:
Agassiz Beach LLC	Minneapolis (Minnesota - USA)	—	—	49.00	CHI Minnesota Wind LLC	49.00
Aquenergy Systems Inc.	Greenville (South Carolina - USA)	10,500	USD	100.00	Consolidated Hydro Southeast Inc.	100.00
Asotin Hydro Company Inc.	Wilmington (Delaware - USA)	100	USD	100.00	Enel North America Inc.	100.00
Autumn Hills LLC	Minneapolis (Minnesota - USA)	—	—	49.00	CHI Minnesota Wind LLC	49.00
Aziscohos Hydro Company Inc.	Wilmington (Delaware - USA)	100	USD	100.00	Enel North America Inc.	100.00
Barnet Hydro Company LP	Burlington (Vermont - USA)	—	—	100.00	Sweetwater Hydroelectric Inc. CHI Acquisitions II Inc.	90.00 10.00
Beaver Falls Water Power Company	Philadelphia (Pennsylvania - USA)	—	—	67.50	Beaver Valley Holdings Ltd.	67.50
Beaver Valley Holdings Ltd.	Philadelphia (Pennsylvania - USA)	2	USD	100.00	Hydro Development Group Inc.	100.00
Beaver Valley Power Company	Philadelphia (Pennsylvania - USA)	30	USD	100.00	Hydro Development Group Inc.	100.00
Black River Hydro Assoc.	New York (New York - USA)	—	—	75.00	(Cataldo) Hydro Power Associates	75.00
Boott Field LLC	Wilmington (Delaware - USA)	—	—	100.00	Boott Hydropower Inc.	100.00
Boott Hydropower Inc.	Boston (Massachusetts - USA)	—	—	100.00	Boot Sheldon Holdings LLC	100.00
Boott Sheldon Holdings LLC	Wilmington (Delaware - USA)	—	—	100.00	Hydro Finance Holding Company Inc.	100.00
BP Hydro Associates	Boise (Idaho - USA)	—	—	100.00	CHI Idaho Inc. CHI Magic Valley Inc.	68.00 32.00
BP Hydro Finance Partnership	Salt Lake City (Utah - USA)	—	—	100.00	BP Hydro Associates Fulcrum Inc.	75.92 24.08
Bypass Limited	Boise (Idaho - USA)	—	—	100.00	Northwest Hydro Inc. CHI West Inc. Eldorado Hydro	69.35 29.65 1.00
Bypass Power Company	Los Angeles (California - USA)	—	—	100.00	CHI West Inc.	100.00
Canastota Wind Power LLC	Wilmington (Delaware - USA)	—	—	100.00	Essex Company	100.00
(Cataldo) Hydro Power Associates	New York (New York - USA)	—	—	100.00	Hydro Development Group Inc. CHI Black River Inc.	50.00 50.00
CHI Acquisitions Inc.	Wilmington (Delaware - USA)	100	USD	100.00	Enel North America Inc.	100.00
CHI Acquisitions II Inc.	Wilmington (Delaware - USA)	100	USD	100.00	CHI Finance LLC	100.00
CHI Black River Inc.	Wilmington (Delaware - USA)	100	USD	100.00	CHI Finance LLC	100.00
CHI Canada Inc.	Montreal (Québec - Canada)	100	CAD	100.00	CHI Finance LLC	100.00
CHI Dexter Inc.	Wilmington (Delaware - USA)	100	USD	100.00	CHI Finance LLC	100.00
CHI Finance LLC	Wilmington (Delaware - USA)	—	—	100.00	Enel North America Inc.	100.00
CHI Highfalls Inc.	Wilmington (Delaware - USA)	—	—	100.00	CHI Finance LLC	100.00
CHI Hydroelectric Company Inc.	St. John (Newfoundland - Canada)	100	CAD	100.00	CHI Canada Inc.	100.00
CHI Idaho Inc.	Wilmington (Delaware - USA)	100	USD	100.00	CHI Acquisitions Inc.	100.00
CHI Magic Valley Inc.	Wilmington (Delaware - USA)	100	USD	100.00	CHI Acquisitions Inc.	100.00
CHI Minnesota Wind LLC	Wilmington (Delaware - USA)	—	—	100.00	CHI Finance LLC	100.00
CHI Mountain States Operations Inc.	Wilmington (Delaware - USA)	100	USD	100.00	CHI Acquisitions Inc.	100.00
CHI Operations Inc.	Wilmington (Delaware - USA)	100	USD	100.00	Enel North America Inc.	100.00
CHI Power Inc.	Wilmington (Delaware - USA)	100	USD	100.00	Enel North America Inc.	100.00
CHI Power Marketing Inc.	Wilmington (Delaware - USA)	100	USD	100.00	Enel North America Inc.	100.00
CHI S.F. LP	Montreal (Québec - Canada)	—	—	100.00	CHI Canada Inc. CHI Hydroelectric Co. Inc.	99.00 1.00
CHI Universal Inc.	Wilmington (Delaware - USA)	100	USD	100.00	Enel North America Inc.	100.00
CHI West Inc.	Wilmington (Delaware - USA)	100	USD	100.00	CHI Acquisitions Inc.	100.00
CHI Western Operations Inc.	Wilmington (Delaware - USA)	100	USD	100.00	CHI Acquisitions Inc.	100.00

			Currency
		Share capital	of	Group %
Company name	Registered office	(2)	account	holding(3)	Held by	%
		at Dec. 31, 2005

Coneross Power Corporation Inc.	Greenville (South Carolina - USA)	110,000	USD	100.00	Aquenergy Systems Inc.	100.00
Consolidated Hydro Mountain States Inc.	Wilmington (Delaware - USA)	100	USD	100.00	CHI Acquisitions Inc.	100.00
Consolidated Hydro New Hampshire Inc.	Wilmington (Delaware - USA)	130	USD	100.00	CHI Universal Inc.	100.00
Consolidated Hydro New York Inc.	Wilmington (Delaware - USA)	200	USD	100.00	Enel North America Inc.	100.00
Consolidated Hydro Southeast Inc.	Wilmington (Delaware - USA)	100	USD	100.00	CHI Acquisitions II Inc.	100.00
Consolidated Pumped Storage Inc.	Wilmington (Delaware - USA)	100	USD	80.00	Enel North America Inc.	80.00
Copenhagen Associates	New York (New York - USA)	—	—	100.00	Hydro Development Group Inc. CHI Dexter Inc.	50.00 50.00
Crosby Drive Investments Inc.	Boston (Massachusetts - USA)	—	—	100.00	Asotin Hydro Company Inc.	100.00
El Dorado Hydro	Los Angeles (California - USA)	—	—	100.00	Olympe Inc. Motherlode Hydro Inc.	82.50 17.50
Essex Company	Boston (Massachusetts - USA)	—	—	100.00	Enel North America Inc.	100.00
Florence Hills LLC	Minneapolis (Minnesota - USA)	—	—	49.00	CHI Minnesota Wind LLC	49.00
Fulcrum Inc.	Boise (Idaho - USA)	1,002.50	USD	100.00	Consolidated Hydro Mountain States Inc.	100.00
Gauley Hydro LLC	Wilmington (Delaware - USA)	—	—	100.00	Essex Company	100.00
Gauley River Management Corporation	Burlington (Vermont - USA)	—	—	100.00	CHI Finance LLC	100.00
Gauley River Power Partners LP	Burlington (Vermont - USA)	—	—	100.00	Gualey Hydro LLC Gualey River Management Corporation	99.00 1.00
Gestion Cogeneration Inc.	Montreal (Québec - Canada)	100	CAD	60.00	Hydrodev Inc.	60.00
Hadley Ridge LLC	Minneapolis (Minnesota - USA)	—	—	49.00	CHI Minnesota Wind LLC	49.00
Highfalls Hydro Company Inc.	Wilmington (Delaware - USA)	—	—	100.00	CHI Finance LLC	100.00
Hope Creek LLC	Minneapolis (Minnesota - USA)	—	—	49.00	CHI Minnesota Wind LLC	49.00
Hosiery Mills Hydro Company Inc.	Wilmington (Delaware - USA)	100	USD	100.00	CHI Acquisitions Inc.	100.00
Hydrodev Inc.	Montreal (Québec - Canada)	100	CAD	100.00	CHI Canada Inc.	100.00
Hydro Development Group Inc.	New York (New York - USA)	12.25	USD	100.00	CHI Acquisitions II Inc.	100.00
Hydro Energies Corporation	Burlington (Vermont - USA)	5,000	USD	100.00	CHI Finance LLC	100.00
Hydro Finance Holding Company Inc.	Wilmington (Delaware - USA)	100	USD	100.00	Enel North America Inc.	100.00
Jack River LLC	Minneapolis (Minnesota - USA)	—	—	49.00	CHI Minnesota Wind LLC	49.00
Jessica Mills LLC	Minneapolis (Minnesota - USA)	—	—	49.00	CHI Minnesota Wind LLC	49.00
Julia Hills LLC	Minneapolis (Minnesota - USA)	—	—	49.00	CHI Minnesota Wind LLC	49.00
Kings River Hydro Company Inc.	Wilmington (Delaware - USA)	100	USD	100.00	CHI Finance LLC	100.00
Kinneytown Hydro Company Inc.	Wilmington (Delaware - USA)	100	USD	100.00	Enel North America Inc.	100.00
LaChute Hydro Company Inc.	Wilmington (Delaware - USA)	100	USD	100.00	Enel North America Inc.	100.00
Lawrence Hydroelectric Associates LP	Boston (Massachusetts - USA)	—	—	100.00	Essex Company Crosby Drive Investments Inc.	92.50 7.50
Littleville Power Company Inc.	Boston (Massachusetts - USA)	—	—	100.00	Hydro Development Group Inc.	100.00
Lower Saranac Corporation	New York (New York - USA)	2	USD	100.00	Twin Saranac Holdings LLC	100.00
Lower Saranac Hydro Partners LP	Wilmington (Delaware - USA)	—	—	100.00	Twin Saranac Holdings LLC Lower Saranac Corporation	99.00 1.00
Mascoma Hydro Corporation	Concord (New Hampshire - USA)	—	—	100.00	CHI Acquisitions II Inc.	100.00
Metro Wind LLC	Minneapolis (Minnesota - USA)	—	—	49.00	CHI Minnesota Wind LLC	49.00
Mill Shoals Hydro Company Inc.	Wilmington (Delaware - USA)	100	USD	100.00	CHI Finance LLC	100.00
Minnewawa Hydro Company Inc.	Wilmington (Delaware - USA)	100	USD	100.00	Enel North America Inc.	100.00

			Currency
		Share capital	of	Group %
Company name	Registered office	(2)	account	holding(3)	Held by	%
		at Dec. 31, 2005

Missisquoi Associates	Los Angeles (California - USA)	—	—	100.00	Sheldon Springs Hydro Associates LP Sheldon Vermont Hydro Company Inc.	99.00 1.00
Motherlode Hydro Inc.	Los Angeles (California - USA)	—	—	100.00	CHI West Inc.	100.00
Newbury Hydro Company	Burlington (Vermont - USA)	—	—	100.00	CHI Acquisitions II Inc. Sweetwater Hydroelectric Inc.	99.00 1.00
Newind Group Inc.	St. John (Newfoundland - Canada)	100	CAD	100.00	CHI Canada Inc.	100.00
Northwest Hydro Inc.	Wilmington (Delaware - USA)	100	USD	100.00	CHI West Inc.	100.00
Notch Butte Hydro Company Inc.	Wilmington (Delaware - USA)	100	USD	100.00	CHI Finance LLC	100.00
Olympe Inc.	Los Angeles (California - USA)	—	—	100.00	CHI West Inc.	100.00
Ottauquechee Hydro Company Inc.	Wilmington (Delaware - USA)	100	USD	100.00	CHI Finance LLC	100.00
Pelzer Hydro Company Inc.	Wilmington (Delaware - USA)	100	USD	100.00	Consolidated Hydro Southeast Inc.	100.00
Pyrites Associates	New York (New York - USA)	—	—	100.00	Hydro Development Group Inc. CHI Dexter Inc.	50.00 50.00
Rock Creek Limited Partnership	Los Angeles (California - USA)	—	—	100.00	El Dorado Hydro Olympe Inc. Motherlode Hydro Inc.	99.00 0.82 0.18
Ruthton Ridge LLC	Minneapolis (Minnesota - USA)	—	—	49.00	CHI Minnesota Wind LLC	49.00
SE Hazelton A. LP	Los Angeles (California - USA)	—	—	100.00	CHI West Inc. Bypass Power Company	99.00 1.00
Sheldon Springs Hydro Associates LP	Wilmington (Delaware - USA)	—	—	100.00	Boott Sheldon Holdings LLC Sheldon Vermont Hydro Company Inc.	99.00 1.00
Sheldon Vermont Hydro Company Inc.	Wilmington (Delaware - USA)	—	—	100.00	Boott Sheldon Holdings LLC	100.00
Slate Creek Hydro Associates LP	Los Angeles (California - USA)	—	—	95.00	Slate Creek Hydro Company Inc.	95.00
Slate Creek Hydro Company Inc.	Wilmington (Delaware - USA)	100	USD	100.00	CHI Acquisitions II Inc.	100.00
Soliloquoy Ridge LLC	Minneapolis (Minnesota - USA)	—	—	49.00	CHI Minnesota Wind LLC	49.00
Somersworth Hydro Company Inc.	Wilmington (Delaware - USA)	100	USD	100.00	CHI Universal Inc.	100.00
Southwest Transmission LLC	Minneapolis (Minnesota - USA)	—	—	49.00	CHI Minnesota Wind LLC	49.00
Spartan Hills LLC	Minneapolis (Minnesota - USA)	—	—	49.00	CHI Minnesota Wind LLC	49.00
St. — Felicien Cogeneration Limited Partnership	Montreal (Québec - Canada)	—	—	61.50	CHI S.F. LP Gestion Cogeneration Inc.	57.50 4.00
Summit Energy Storage Inc.	Wilmington (Delaware - USA)	8,200	USD	69.32	Enel North America Inc.	69.32
Sun River LLC	Minneapolis (Minnesota - USA)	—	—	49.00	CHI Minnesota Wind LLC	49.00
Sweetwater Hydroelectric Inc.	Concord (New Hampshire - USA)	250	USD	100.00	CHI Acquisitions II Inc.	100.00
The Great Dam Corporation	Boston (Massachusetts - USA)	100	USD	100.00	Lawrence Hydroelectric Associates LP	100.00
TKO Power Inc.	Los Angeles (California - USA)	—	—	100.00	CHI West Inc.	100.00
Triton Power Company	New York (New York - USA)	—	—	100.00	Highfalls Hydro Company Inc. CHI Highfalls Inc.	98.00 2.00
Tsar Nicholas LLC	Minneapolis (Minnesota - USA)	—	—	49.00	CHI Minnesota Wind LLC	49.00
Twin Falls Hydro Associates LP	Seattle (Washington - USA)	—	—	99.51	Twin Saranac Holdings LLC Twin Falls Hydro Company Inc.	99.00 0.51
Twin Falls Hydro Company Inc.	Wilmington (Delaware - USA)	10	USD	100.00	Twin Saranac Holdings LLC	100.00
Twin Lake Hills LLC	Minneapolis (Minnesota - USA)	—	—	49.00	CHI Minnesota Wind LLC	49.00
Twin Saranac Holdings LLC	Wilmington (Delaware - USA)	—	—	100.00	Enel North America Inc.	100.00
Western New York Wind Corporation	New York (New York - USA)	300	USD	100.00	Enel North America Inc.	100.00
Willimantic Power Corporation	Hartford (Connecticut - USA)	—	—	100.00	CHI Acquisitions Inc.	100.00
Winter’s Spawn LLC	Minneapolis (Minnesota - USA)	—	—	49.00	CHI Minnesota Wind LLC	49.00

(1)	All the companies are engaged in electricity generation from renewable resources.

(2)	In many cases, the subsidiaries are formed as entities that do not require the payment of share capital.

(3)	For companies in which the holding is less than 50% Enel North America Inc. holds preference shares that enable it to determine the financial and operational policies of the company and therefore to exercise a dominant influence.

Subsidiaries held by Enel Latin America LLC consolidated on a line-by-line basis at December 31, 2005 (1)

			Currency
			of	Group %
Company name	Registered office	Share capital(2)	account	holding(3)	Held by	%
		at Dec. 31, 2005

Parent Company:
Enel Latin America LLC	Wilmington (Delaware - USA)	—	—	100.00	Enel Green Power International SA	100.00

Subsidiaries:
Agricola Rio Sahuil Ltda	Santiago (Chile)	200,000,000	CLP	99.90	Agricola Y Constructora Rio Guanehue SA	99.90
Agricola Y Constructora Rio Guanehue SA	Santiago (Chile)	—	—	100.00	Empresa Electrica Panguipulli SA Enel Chile Ltda (formerly Energia de Los Lagos Ltda)	99.93 0.07
Central American Power Services Inc.	Wilmington (Delaware - USA)	1	USD	100.00	Enel Latin America LLC	100.00
Conexion Energetica Centroamericana El Salvador SA	San Salvador (El Salvador)	1,693,100	SVC	100.00	Grupo EGI SA de cv Enel Latin America LLC	99.99 0.01
Constructora Cerro Pitren Ltda	Santiago (Chile)	200,000,000	CLP	99.90	Agricola Y Constructora Rio Guanehue SA	99.90
EGI Costa Rica Viento SA	Santa Ana (Costa Rica)	100,000	CRC	100.00	Energia Global de Costa Rica SA	100.00
Electrificadora Ecologica SA	Santa Ana (Costa Rica)	1,200,000	CRC	100.00	ZMZ General SA	100.00
Empresa Electrica Panguipulli SA	Santiago (Chile)	—	—	100.00	Enel Chile Ltda (formerly Energia de Los Lagos Ltda) Energia Alerce Ltda	99.99 0.01
Empresa Electrica Puyehue SA	Santiago (Chile)	11,169,752,000	CLP	100.00	Enel Chile Ltda (formerly Energia de Los Lagos Ltda) Energia Alerce Ltda	99.90 0.10
Empresa Nacional de Geotermia SA	Santiago (Chile)	—	—	51.00	Enel Chile Ltda (formerly Energia de Los Lagos Ltda)	51.00
Enel Chile Ltda (formerly Energia de Los Lagos Ltda)	Santiago (Chile)	15,414,240,752	CLP	100.00	Energia Alerce Ltda Enel Latin America LLC	99.99 0.01
Enel Guatemala SA (formerly Conexion Energetica Centroamericana SA)	Guatemala	5,000	GTQ	100.00	Enel Latin America LLC Enel Green Power International SA	98.00 2.00
Energia Alerce Ltda	Santiago (Chile)	1,000,000	CLP	100.00	Enel Latin America LLC Enel Green Power International SA	99.90 0.10
Energia Global SA de cv	Andover (Massachusetts - USA)	50,000	MXN	99.00	Enel Latin America LLC	99.00
Energia Global de Costa Rica SA	Santa Ana (Costa Rica)	100,000	CRC	100.00	Enel Latin America LLC	100.00
Energia Global Operaciones SA	Santa Ana (Costa Rica)	10,000	CRC	100.00	Energia Global de Costa Rica SA	100.00
Generadora de Occidente Ltda	Guatemala	5,000	GTQ	100.00	Enel Latin America LLC Enel Guatemala SA (formerly Conexion Energetica Centroamericana SA)	99.00 1.00
Generadora Montecristo SA	Guatemala	5,000	GTQ	100.00	Enel Latin America LLC Enel Guatemala SA (formerly Conexion Energetica Centroamericana SA)	99.00 1.00
Grupo EGI SA de cv	San Salvador (El Salvador)	200,000	SVC	100.00	Enel Latin America LLC Enel Green Power International SA	99.95 0.05
Molinos de Viento del Arenal SA	Santa Ana (Costa Rica)	9,709,200	USD	49.00	Electrificadora Ecologica SA	49.00
Operacion Y Mantenimiento Tierras Morenas SA	Santa Ana (Costa Rica)	30,000	CRC	85.00	Electrificadora Ecologica SA	85.00
P.H. Don Pedro SA	Santa Ana (Costa Rica)	100,001	CRC	32.86	Energia Global de Costa Rica SA	32.86
P.H.Guacimo SA	Santa Ana (Costa Rica)	50,000	CRC	40.00	Enel Latin America LLC Energia Global de Costa Rica SA	30.00 10.00
P.H. Rio Volcan SA	Santa Ana (Costa Rica)	100,001	CRC	44.84	Energia Global de Costa Rica SA	44.84
Tecnoguat SA	Guatemala	1,000,000	GTQ	75.00	Enel Latin America LLC	75.00
ZMZ General SA	Santa Ana (Costa Rica)	500,000	CRC	51.00	EGI Costa Rica Viento SA	51.00

(1)	All the companies are engaged in electricity generation from renewable resources.

(2)	In many cases, the subsidiaries are formed as entities that do not require the payment of share capital.

(3)	For companies in which the holding is less than 50% Enel Latin America LLC holds preference shares that enable it to determine the financial and operational policies of the company and therefore to exercise a dominant influence.

Companies consolidated proportionally at December 31, 2005

				Currency
				of	Group %
Company name	Registered office	Activity	Share capital	account	holding	Held by	%
			at Dec. 31, 2005

Aridos Energias Especiales SL	Villabilla (Spain)	Electricity generation from renewable resources	600,000	euro	41.05	Enel Union Fenosa Renovables SA	41.05
Azucarera Energias SA	Madrid (Spain)	Electricity generation from renewable resources	570,600	euro	40.00	Enel Union Fenosa Renovables SA	40.00
Boiro Energia SA	Boiro (Spain)	Electricity generation from renewable resources	601,010	euro	40.00	Enel Union Fenosa Renovables SA	40.00
Cogeneracion del Noroeste SL	Santiago de Compostela (Spain)	Electricity generation from renewable resources	3,606,000	euro	40.00	Enel Union Fenosa Renovables SA	40.00
Depuracion Destilacion Reciclaje SL	Boiro (Spain)	Electricity generation from renewable resources	600,000	euro	40.00	Enel Union Fenosa Renovables SA	40.00
Energias Especiales Alcoholeras SA	Madrid (Spain)	Electricity generation from renewable resources	82,000	euro	50.00	Enel Union Fenosa Renovables SA	50.00
Energias Especiales del Bierzo SA	Torre del Bierzo (Spain)	Electricity generation from renewable resources	1,635,000	euro	50.00	Enel Union Fenosa Renovables SA	50.00
Gallega de Cogeneracion SA	Santiago de Compostela (Spain)	Electricity generation from renewable resources	1,803,000	euro	40.00	Enel Union Fenosa Renovables SA	40.00
Parque Eolico de Barbanza SA	Santiago de Compostela (Spain)	Electricity generation from renewable resources	3,606,000	euro	25.00	Enel Union Fenosa Renovables SA	25.00
Parque Eolico de Malpica SA	La Coruna (Spain)	Electricity generation from renewable resources	950,057.50	euro	30.16	Enel Union Fenosa Renovables SA	30.16
Parque Eolico Montes de las Navas SA	Madrid (Spain)	Electricity generation from renewable resources	6,540,000	euro	20.00	Enel Union Fenosa Renovables SA	20.00
Ufefys SL	Aranjuez (Spain)	Electricity generation from renewable resources	2,373,950	euro	40.00	Enel Union Fenosa Renovables SA	40.00

Associated companies accounted for using the equity method at December 31, 2005

				Currency
				of	Group %
Company name	Registered office	Activity	Share capital	account	holding	Held by	%
			at Dec. 31, 2005

Aes Distribuidores Salvadorenos Y Compania S. en C. de cv	San Salvador (El Salvador)	Electricity generation from renewable resources	200,000	SVC	20.00	Grupo EGI SA de cv	20.00
Aes Distribuidores Salvadorenos Ltda de cv	San Salvador (El Salvador)	Electricity generation from renewable resources	200,000	SVC	20.00	Grupo EGI SA de cv	20.00
Alpe Adria Energia SpA	Udine	Engineering, construction and management of engineering power lines	120,000	euro	45.00	Enel Produzione SpA	45.00
CESI — Centro Elettrotecnico Sperimentale Italiano Giacinto Motta SpA	Milan	Research and testing	8,550,000	euro	25.92	Enel SpA	25.92
Compagnia Porto di Civitavecchia SpA	Civitavecchia (Rome)	Harbor construction	516,000	euro	25.00	Enel Produzione SpA	25.00
Eneco Energia Ecologica Srl	Predazzo (Trento)	Area heating networks	1,239,510	euro	49.02	Avisio Energia SpA	49.02
Energias Ambientales de Somozas SA	La Coruna (Spain)	Electricity generation from renewable resources	1,250,000	euro	19.40	Enel Union Fenosa Renovables SA	19.40
Energias Ambientales EASA SA	La Coruna (Spain)	Electricity generation from renewable resources	15,491,460	euro	30.00	Enel Union Fenosa Renovables SA	30.00
Enerlasa SA	Madrid (Spain)	Electricity generation from renewable resources	1,021,700	euro	45.00	Enel Union Fenosa Renovables SA	45.00
Gesam SpA	Lucca	Gas distribution	28,546,672	euro	40.00	Enel Rete Gas SpA	40.00
Hipotecaria de Santa Ana Ltda de cv	San Salvador (El Salvador)	Electricity generation from renewable resources	100,000	SVC	20.00	Grupo EGI SA de cv	20.00
Idrosicilia SpA	Palermo	Water sector	22,520,000	euro	40.00	Enel SpA	40.00
O&M Cogeneration Inc.	Montreal (Quebèc – Canada)	Electricity generation from renewable resources	15	CAD	33.33	Hydrodev Inc.	33.33
Promociones Energeticas del Bierzo SL	Ponferrada (Spain)	Electricity generation from renewable resources	12,020	euro	50.00	Enel Union Fenosa Renovables SA	50.00
SIET — Società Informazioni Esperienze Termoidrauliche SpA	Piacenza	Studies, design and research in thermal generation	1,128,648	euro	41.55	Enel.NewHydro Srl	41.55
Sotavento Galicia SA	Santiago de Compostela (Spain)	Electricity generation from renewable resources	601,000	euro	18.00	Enel Union Fenosa Renovables SA	18.00
Star Lake Hydro Partnership	St. John (Newfoundland – Canada)	Electricity generation from renewable resources	—	—	49.00	CHI Hydroelectric Company Inc.	49.00
Tirmadrid SA	Valdemingomez (Spain)	Electricity generation from renewable resources	16,828,000	euro	18.64	Enel Union Fenosa Renovables SA	18.64
WIND Telecomunicazioni SpA	Rome	Telecommunications	147,100,000	euro	37.25	Enel SpA	37.25

Other significant equity investments at December 31, 2005

				Currency
				of	Group %
Company name	Registered office	Activity	Share capital	account	holding	Held by	%
			at Dec. 31, 2005

Centro Energia Viterbo SpA	Viterbo	Research in the field of renewable resources	260,000	euro	14.00	Enel Rete Gas SpA	14.00
CO.FA.S.E. Srl	Canazei (Trento)	Cogeneration of electrical and thermal energy	25,500	euro	14.00	Avisio Energia SpA	14.00
Exstream Solutions Inc.	Cambridge (Massachusetts -USA)	Transmission of multimedia content and development of distance learning platforms	11,940.79	USD	15.09	Enel Investment Holding BV	15.09
GALSI SpA	Milan	Engineering in energy and infrastructure sector	3,850,000	euro	13.50	Enel Produzione SpA	13.50
International Multimedia University Srl	Rome	Distance learning	24,000	euro	13.04	Sfera Srl	13.04
LaGeo SA de cv	Ahuachapan (El Salvador)	Electricity generation from renewable resources	1,868,695,400	SVC	12.50	Enel Produzione SpA	12.50

Companies in liquidation or held for sale at December 31, 2005

				Currency
				of	Group %
Company name	Registered office	Activity	Share capital	account	holding	Held by	%
			at Dec. 31, 2005

Central Parks Srl (in liquidation)	Rome	—	63,991	euro	40.00	Enel.NewHydro Srl	40.00
Climare Scrl (in liquidation)	Genoa	—	30,600	euro	66.66	Enel Distribuzione SpA	66.66
Enel Green Power Hellas SA (in liquidation)	Athens (Greece)	—	58,700	euro	100.00	Enel Produzione SpA	100.00
Enelco SA	Athens (Greece)	Power plant construction, management and maintenance	587,000	euro	50.00	Enelpower SpA	50.00
Euromedia Luxembourg One SA (in liquidation)	Luxembourg	—	44,887,500	USD	28.57	Enel Investment Holding BV	28.57
Hydrodev Limited Partnership	Montreal (Québec - Canada )	Electricity generation from renewable resources	—	—	49.00	CHI Canada Inc. Hydrodev Inc.	48.90 0.10
Pragma Energy Services Ltd (in liquidation)	London (United Kingdom)	—	2	GBP	100.00	Pragma Energy SA	100.00
Q-Channel SpA (in liquidation)	Rome	—	1,607,141	euro	24.00	Enel Ape Srl (formerly Ape Gruppo Enel Srl)	24.00
So.l.e. Milano H Scrl (in liquidation)	Rome	—	10,000	euro	70.00	Enel Sole Srl	70.00
Teggs SpA (in liquidation)	Milan	—	100,000	euro	40.00	Enel Investment Holding BV	40.00

Glossary

Glossary
Cash-generating unit
The smallest identifiable group of assets that generates a positive cash flow that is highly independent from positive cash flows generated by other assets or groups of assets.
Deemed cost
Amount used as substitute of cost or amortized cost at a given date. Subsequent amortization is calculated based on the assumption that the entity had initially recorded the asset or liability at that date and the cost coincided, also at the same date, with the deemed cost.
Discontinued operations and continuing operations
Discontinued operation: a component of an entity that has either been disposed of or classified as held for sale and:
▪	represents a significant independent business or geographical area in which the business operates;
▪	is part of a larger plan for the disposal of an autonomous business unit or a geographical area of operations;
▪	is a subsidiary acquired exclusively to be resold.
Continuing operations represent ongoing businesses that are not being held for sale.
Fair value
The amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction.
Impairment loss
The amount by which the book value of an asset exceeds its recoverable value.
Ke
This represents the opportunity cost of shareholders. It is measured as the risk-free rate increased by the premium expected by equity investors.

Value in use
Present value of expected future cash flows deriving from the continuous use of an asset and from its disposal at the end of its useful life.
Weighted Average Cost of Capital (WACC)
The weighted average cost of financing, capital and debt relating to a specific company, generally calculated on the basis of an existing or ideal long-term financial structure.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Società per Azioni

By:	/s/ Avv. Claudio Sartorelli

Name: Avv. Claudio Sartorelli
Title: Secretary of Enel Società per Azioni
Dated: May 19, 2006